================================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934

                                For the month of

                                    May 2003

                         Valley of the Rio Doce Company
                 (Translation of Registrant's name into English)

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    (Check One) Form 20-F |X|   Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          (Check One) Yes |_|   No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

================================================================================

                               Table of Contents:


US GAAP Press Release First Quarter 2003

US GAAP Financial Statements

Brazilian GAAP Press Release First Quarter 2003

Brazilian GAAP Financial Statements

                                                                US PRESS RELEASE

                                     US GAAP

                                      1Q 03

                              BOVESPA: VALE3, VALE5
                                NYSE: RIO, RIOPR
                              LATIBEX: XVALO, XVALP

                                 www.cvrd.com.br
                                 rio@cvrd.com.br

                               Investor Relations
                                   Department

                             Roberto Castello Branco
                                 Barbara Geluda
                                 Daniela Tinoco
                              Eduardo Mello Franco
                                 Rafael Azevedo
                               Tel:(5521) 3814-4540

                       [LOGO OF COMPANHIA VALE DO RIO DOCE]

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2003
======================================================================

The financial and operational information contained in this press release, except whether otherwise indicated, is based on consolidated figures, according to the United States generally accepted accounting principles ("US GAAP"). This information, with the exception of that referring to investments and markets, is based on the quarterly financial statements, which have been reviewed by the independent accountants. The main subsidiaries of CVRD which form part of these consolidated figures are: RDME, Sibra, Ferteco, Urucum Mineracao, Para Pigmentos, Docenave, Aluvale, Alunorte, Florestas Rio Doce, Celmar, Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce Finance International.

Rio de Janeiro, May 14, 2003 - Companhia Vale do Rio Doce (CVRD) has reported a net profit of US$ 354 million in the first quarter of 2003 (1Q03), corresponding to US$ 0.92 per share and 28.7% higher than in 1Q02. Return on equity (ROE), on an annualized basis, reached 38.9%.

Gross operating revenues amounted to US$ 1.153 billion, up 16.8 % in relation to 1Q02. Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization), amounted to US$ 442 million, increasing 11.3% yoy. EBITDA margin, the ratio between EBITDA and net revenues, amounted to 39.8 %, lower than that in 1Q02, of 41.7 %.

CVRD showed a solid performance, despite a slow global GDP growth and heavy rainfall which adversely affected the Company's iron ore operations. This result reflects a good strategy execution and a strong commitment to shareholder value creation.

The Board of Directors approved the proposal by the Executive Committee, announced on January 30, 2003, for the payment of interest on shareholders' equity of R$ 1.62 per share, totalling R$ 621.8 million, equivalent to US$200 million. This payment was made from 30 April onwards and is the first instalment of the minimum dividend to shareholders referring to the year 2003, of US$ 1.04 per share, publicly announced on January 30, 2003.

The figure of R$ 1.62 per share was obtained through the conversion of the figure of US$ 0.52 per share into Reais, at R$ 3.1154 per US$, the rate of exchange offered by Brazilian Central Bank on 15 April 2003, in line with the procedures announced publicly on January 30, 2003.

The payment made was the first to be set out under the norms of CVRD's Dividend Policy, approved and publicly announced on November 13, 2002. The

                                     US GAAP

                                      1Q 03

definition of this policy, a pioneer initiative in Latin America, had the main object of reducing uncertainty to the shareholder, guaranteeing a minimum level of dividend from the first month of the year.

The volume of iron ore and pellets shipped in the quarter amounted was the second largest in the history of the Company. Shipments amounted to 42.519 million tons, lower than the record of 43.960 million tons achieved in 4Q02, but 15.8% higher than that recorded in 1Q02. Although there is excess demand in the global seaborne market, iron ore shipments in 1Q03, of 36.380 million tons, were lower than those in 4Q02, of 37.358 million tons, not only due to seasonal effects but also temporary logistics problems. Pellet shipments, which amounted to 6.139 million tons, were up 57.7% in comparison to 1QO2, and down 7.0% compared to 4Q02.

The heavy rains which fell in the Southeast of Brazil in the first few months of the year affected logistics operations for several days and caused problems in the functioning of the Gongo Soco mine in the Southern System, resulting in a temporary shutdown in its activities. Operations at Gongo Soco have already been restarted, and production is expected to reach full capacity during this month.

CVRD has been maximizing its efforts to cater to customer demand, increasing productivity in its mines - production at Carajas in March, of 5.2 million tons, was the highest since operations there began in 1985 - and purchasing iron ore from other mining companies.

At the same time, the Company is investing in iron ore mining - developing the Brucutu and Fabrica Nova mines in the Southern System and enlarging capacity at Carajas. It has also been making investments in logistics, building Pier III at the Ponta da Madeira Maritime Terminal and increasing the shiploading speed capacity at the port of Tubarao. These investments, estimated at some US$ 500 million over the next few years, will replace the capacity that will be lost through the exhaustion of various mines in the Southern System, and will add the capacity needed to enable CVRD to meet continued growth in demand.

Despite all these efforts, it is expected that the excess demand in the global seaborne iron ore market will persist during 2004, given that the greater part of CVRD's expansion projects and those of its main peers, will only begin operations by 2005.

Sales of alumina in the quarter amounted to 546,000 tons, up 8.8% in relation to 4Q02. CVRD also sold about 49,000 tons of primary aluminium, being the Company's take from Albras. Manganese ore sales amounted to 229,000 tons and sales of ferro-alloys amounted to 141,000 tons.

CVRD's railways - Vitoria a Minas and Carajas - in 1Q03 transported 3.389 billion net ton kilometers (ntk) of general cargo (products other than iron ore and pellets) for clients, compared to 3.787 billion ntk in 4Q02 and 3.401 billion ntk in 1Q02. Ports and marine terminals handled 5.888 million tons of general cargo for clients, compared to 6.003 million in 4Q02 and 4.822 million in 1Q02.

In 1Q03 investments amounted to US$ 222.7 million. Additionally, US$ 17.6 million was spent on purchasing control of Elkem Rana, a Norwegian ferro-alloys producer, now renamed Rio Doce Manganese Norway.

                                        US GAAP

                                         1Q 03

                             SELECTED FINANCIAL INDICATORS

                                                                     million US$
                                                1Q02          4Q02          1Q03
                                          ----------    ----------    ----------
Gross Operating Revenue                          987         1,101         1,153
Gross Margin (%)                                43.3          44.4          42.3
Net Earnings                                     275           569           354
EBITDA                                           397           438           442
EBITDA Margin (%)                               41.7          41.4          39.8
ROE annualized (%)                              23.0          69.2          38.9
Investments *                                  160.9         272.7         240.3

*including acquisitions

[GRAPHIC APPEARS HERE] CHANGES IN PROCEDURES

CVRD's quarterly financial statements, in US GAAP and BR GAAP, are now reviewed by independent accountants.

The methodology for the calculation of EBITDA has been modified. EBITDA represents operating income plus depreciation, amortization and depletion plus impairment plus dividends received from affiliates and joint ventures. EBITDA will be adjusted by non-recurring factors when they occur.

Non-recurring factors are considered as extraordinary events whose repetition is not expected, in such a way as to capture the trend of this variable over time, eliminating sudden fluctuations. We are publishing the quarterly and annual EBITDA amounts for the year 2002, calculated according to the new methodology, which are compared with the previous figures derived from the former methodology used.

CVRD believes that presenting EBITDA figures excluding one-time charges is an additional measure of performance that investors can use to compare operating results between reporting periods.

Pursuant to Regulation G issued by the Securities and Exchange Commission (SEC), some financial measures like EBITDA, EBITDA margin, EBIT, free cash flow, investments and EBITDA/interest expenses are "non-GAAP". The SEC specifically states that the definition of non-GAAP financial measures includes any measure of performance or liquidity that is different from that presented in the financial statements or cash flows computed in accordance with GAAP.

With the aim of making the effects of certain reclassifications clear, we are showing the revised quarterly financial statements for 2002. It is important to emphasize that this does not imply any changes to the quarterly and annual net earnings figures published in 2002.

The changes performed are intended to augment CVRD's financial transparency, reinforcing the respect for investors' rights through the adoption of the best international practices.

[GRAPHIC APPEARS HERE] RELEVANT EVENTS

Strategic moves and value creation

                                     US GAAP

                                      1Q 03

Various important strategic moves were made that have significant repercussions on CVRD's ferrous minerals and logistics businesses, consistent with shareholder value creation.

On March 31 an agreement was signed with Mitsui & Co. Ltd. for the purchase, for US$ 426.4 million, of 50% of the common share capital and 40% of the preferred share capital of Caemi Mineracao e Metalurgia S. A. (Caemi), the world's fourth largest iron ore producer. This transaction is subject to approval by the anti-trust authorities and once completed, CVRD will own all the common shares in Caemi and 40% of the company's preferred shares, representing 60.2% of the total capital.

CVRD completed the purchase of 5.17% of the total capital of CST for US$ 59.7 million. CVRD has the option, built into the contract, to divest from 2007. The Board of Directors of CST has approved the construction of a third blast furnace for its steel plant. The conclusion of this project, scheduled for March 2006, will increase CVRD's sales of iron ore and pellets to CST by approximately 4 million tons a year.

CVRD and Nucor, the largest steelmaker in North America, have signed a contract for the construction and operation of a pig iron plant in the north of Brazil, with an initial production capacity of 380,000 tons a year. The plant will utilize iron ore from Carajas and charcoal produced from eucalyptus trees planted in the forests of Celmar, a wholly owned subsidiary of CVRD. Total investment in this project will amount to US$ 80 million, with 78% of the capital owned by CVRD and 22% by Nucor.

The creation of this joint venture is part of the Company's strategy of increasing its penetration into the North American market, boosting the sales of iron ore through the manufacture and sale of semi-finished iron and steel products.

CVRD acquired Elkem Rana AS, a producer of alloys located in Mo I Rana in Norway, for US$ 17.6 million. The plant, which previously produced ferro-chrome alloys, is to be converted for the production of ferro-manganese alloys, supplied by manganese ore produced from CVRD's mines in Brazil. The company, which has been renamed Rio Doce Manganese Norway (RDMN), will increase CVRD's presence in the global manganese and alloy markets, where it has already become one of the market leaders. RDMN is scheduled to start ferro manganese alloys production on 3Q03.

Finally, CVRD has signed a letter of intent to buy and sell various stakes in the logistics companies - FCA, Sepetiba Tecon and CFN. These transactions, whose finalisation is subject to various conditions, which include approval by the regulatory authorities, will permit CVRD to increase its stake in FCA, a railway that is important to its logistics operations, and divest itself of its stakes in the marine terminal of Sepetiba Tecon and CFN, a railway line that passes through several states in the northeast of Brazil. This move will free up financial and human resources to enable the Company to focus on exploiting its main logistics assets.

Completion of alumina capacity expansion project

Alunorte's third production line has begun operations which has brought the company's alumina production capacity up to 2.4 million tons a year. A total of approximately US$ 300 million was invested in the project, which corresponds to a cost of US$ 364 per ton of capacity, an extremely competitive rate for a brownfield project. With this extra capacity, Alunorte has now become one of the five largest alumina refineries in the world.

                                     US GAAP

                                      1Q 03

CVRD's strategic focus for its businesses in the aluminium chain is the exploitation of its competitive advantages in the areas of bauxite and alumina. In a few weeks, MRN will commission its capacity expansion, from 11 to 16.3 million tons of bauxite per year. New projects, Paragominas - a bauxite greenfield project- and Alunorte stages 4 and 5 - a brownfield project - will start its development this year.

Board of Directors

At the Annual General Meeting held on 16 April 2003, CVRD's new Board of Directors was elected, consisting of 11 members, with a mandate of two years.

[GRAPHIC APPEARS HERE] SHORT TERM OUTLOOK

In the first quarter of this year, the global economy grew slower than had been predicted at the end of 2002. Despite the fact that part of this negative performance was explained by the war in Iraq, the rapid end to the conflict did not alter macro-economic fundamentals. There are still innumerable uncertainties, including the question of the US economy's capacity to return to faster and more vigorous economic growth, against a background of excess supply, the threat of deflation in Germany, as well as the potential effects of geopolitical tension and the SARS epidemic.

Despite this scenario, global steel output continued to grow at increasing rates, with accumulated volume in the first three months of the year being 8.8% higher yoy. Among the world's major producers, China registered the highest increase with 18.1%, followed by Japan with 8.2%, the US 6.5 %, and Germany 6.1%, South Korea 3.0% and Brazil 6.9%.

In 1Q03 China imported 34.2 million tons of iron ore, which on an annualized basis is 136.8 million tons, up 23% on that country's import total for 2002. Japanese imports in the quarter amounted to 33.4 million tons in the first three months of the year, up 8.7% compared to 1Q02.

Despite the fact that the main producers are operating at full capacity, the strong growth in global steel production caused an excess level of demand in the global seaborne iron ore trade, which is likely to extend into 2004.

The behaviour of freight shipping prices is usually a good indicator for the iron ore market. Thus, for example at the end of 1998, the freight differential between Brazil/Japan and Australia/Japan, according to data from Clarksons, reached a 14-year low, at around US$ 1.60 per ton of iron ore. At that time, the demand for iron ore was weak due to recessive effect of Southeast Asian financial crisis, which resulted in an 11% drop in prices in 1999.

In 1989/1990 iron ore experienced double-digit price increases, exactly when the freight price differential reached its peak in the last 14 years.

Between April 2002 and April 2003, freight prices rose by some US$ 8.0 per ton for Brazil/Japan shipping freight, with the spread in relation to Australia/Japan rising in the period from US$ 3.50 to US$ 7.50 per ton, coinciding with strong expansion in demand for iron ore. Currently it is estimated that demand in the global seaborne iron ore market for 2003 will total 510 million tons, which would present an increase of around 30 million tons, compared to the amount shipped last year. But, probably, the supply of iron ore will not be sufficient to fulfil this demand.

                                        US GAAP

                                         1Q 03

The alumina market has undergone a similar pattern to that of iron ore. The strong increase in aluminium production in China and by other non-integrated producers, provoked a significant rise in the spot price of alumina, which is working its way through into contract prices. Similarly to the iron ore market, we expect this situation to prevail during 2003 and 2004, due to the absence of new projects in the market, with the exception of Stage 3 of Alunorte's expansion plan, which is already in full operation. With this expansion, CVRD will be in a better situation to benefit from the cyclical rise in alumina prices.

In contrast to the alumina market, there are predictions of excess supply in the global aluminium market for 2003 and 2004, where prices are likely to fall below US$ 1,500 per ton.

The disparity in behaviour between the aluminium and alumina market is likely to be corrected up to 2005. On the one hand, the expected recovery in global industrial production growth will fuel demand for the metal and the consequent consumption of existing inventories. On the other hand, the high level of alumina prices and energy problems in the US Pacific Northwest will restrict aluminium supply growth.

The significant growth in Brazilian agricultural production, with a record grain crop, had a favourable impact on demand for potash and CVRD's logistics services. For logistics, the most significant effect will be in the next two quarters. Last year, CVRD transported 15% of Brazilian exports of soybeans and soybean meal. The rise in Brazil's exports is also contributing favourably in terms of greater demand for logistics services.

CVRD has been signing a number of contracts for the management of clients' logistics. One example of this is a contract recently signed with Lafarge, a world leading cement producer, for the logistics management of oil coke purchases in the United States for the supply of its six factories in Brazil, which will involve the chartering of the Company's shipping fleet, port operations at the Praia Mole terminal, rail transport on the Vitoria to Minas and FCA railroads, road transport by truck and unloading operations at the final destination.

It should be pointed out that, despite the SARS epidemic, up to now there has been no sign of any slowdown in Chinese demand for iron ore and alumina. Nonetheless, CVRD is taking a cautious stance, because in addition to other sources of uncertainty hovering over the global economy, it is practically impossible to anticipate the effective impact of this epidemic on China's macro-economic performance and that of other Asian countries and its implications on the demand for minerals and metals. In the case of iron ore, an unexpected slowdown in demand could be, at least partially, absorbed by cutting purchases from third parties.

The appreciation of the Real (BRL) against the US dollar (USD) has a moderately negative effect on the Company's cash generation in USD. However, to the extent that the appreciation of the BRL is being matched by improved perception of Brazil risk with narrower sovereign debt spreads to US Treasuries, the counterparty to this is a reduction in the cost of capital for CVRD.

[GRAPHIC APPEARS HERE] SALES VOLUME AND REVENUES

                                     US GAAP

                                      1Q 03

Shipments of iron ore and pellets in 1Q03 amounted to 42.519 million tons, up 15.8% in relation to 1Q02 and down 3.3% compared to the volume recorded in 4Q02. Sales of iron ore amounted to 36.380 million tons and sales of pellets, 6.139 million tons.

CVRD continues to operate at full capacity and the reduction in the volume shipped in 1Q03 compared to the previous quarter is explained by two factors:
(a) seasonality, statistically the first quarter is the weakest of the year and;
(b) the first few months of the year saw heavy rainfall which caused operational problems at the Gongo Soco mine and iron ore transportation difficulties.

The Company regularly buys small quantities of iron ore from other mining companies to mix with its products, with a view to meeting particular client specifications. The strong increase in such purchases that has taken place recently is due to higher than expected demand growth.

In the case of pellets, there is a different scenario. Regularly, CVRD sells about 20 million tons of pellet feed per year to its pelletizing joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco) and buys from them about 10 million tons of pellets to resell to its clients. Such purchases replaced the tolling mechanism, used until 1999. Under this mechanism, the Company used to send pellet feed to the joint ventures to be transformed into pellets. The pellets were sent back to CVRD in order to be shipped to clients. CVRD paid a fee to the joint ventures for their services.

The purchase of iron ore from third parties, carried out to meet client commitments, contributed to reduce margins to the extent that this is a more expensive alternative than to sell our own iron ore. On the other hand, it implies an increased return on capital invested, through expansion of cash generation without increasing the asset base. These purchases act like a cushion. In moments of demand pressure, purchases can be increased. And on the other hand, in the event of demand contraction, they can be cut substantially.

The acquisition of pellets from the joint ventures do not put pressure on margins, as we exchanged the cost of a tolling fee by the cost of pellets acquisition and a sales revenue. CVRD profits when it sells pellet feed to these companies and on the returns generated by being a shareholder in the pellet making business. For instance, in 2002 CVRD received US$ 8 million as dividends, US$ 36 million in operation fees and equity income of US$ 12 million.

China, with 5.4 million tons, was CVRD's Parent Company principal export market for iron ore and pellets in 1Q03, up 38.5% on the previous quarter and 22.7% in relation to 1Q02. Thus, the Parent Company maintained a 16% market share of China's total imports.

                       VOLUME SOLD OF IRON ORE AND PELLETS

                                                                                    '000 tons
                               1Q 02        %       4Q 02         %         1Q 03        %
                               ------     -----     ------     -------      ------  ---------
Iron Ore                       32,822      89.4%    37,358        85.0%     36,380      85.6%
Pellets                         3,894      10.6%     6,602        15.0%      6,139      14.4%
Total                          36,716     100.0%    43,960       100.0%     42,519     100.0%

Sales of manganese ore, of 229,000 tons, were up 9.6% on 1Q02 and 86.2% compared to 4Q02, while ferro-alloy sales amounted to 140,000 tons in 1Q03 compared to 100,000 in 1Q02 and 153,000 in 4Q02.

                                     US GAAP

                                      1Q 03

Alumina shipments totalled 546,000 tons, exceeding the volume shipped in 4Q02 of 502,000 tons. CVRD has been seeking to exploit the Chinese market in a more efficient way, carrying out swaps with other producers that own smelters in the Americas and alumina refineries in Australia, minimizing the cost of shipping freight for the importer. Sales of primary aluminium were almost the same as in 4Q02, around 49,000 tons, compared to 43,000 tons in 1Q02.

Sales of potash amounted to 158,000 tons, with the mine at Taquari - Vassouras operating at above nominal capacity of 600,000 tons a year. This volume was 39.8% higher than in 1Q02, but lower than the 203,000 tons sold in 4Q02, when previous accumulated stocks were drawn down. Thus, estimated sales for 2003 are for 620,000 tons, limited by current production capacity. The project to enlarge capacity to 850,000 tons a year will be completed by mid - 2005.

Sales of gold amounted to 25,800 ounces in 1Q03 compared to 40,600 ounces in 4Q02 and 115,500 ounces in 1Q02. The drop in sales reflects the closure of the Igarape Bahia gold mine, in June 2002 and the drop in production from our last mining operation, Fazenda Brasileiro, which is nearing exhaustion and likely to see closure in December 2004. Estimated gold production for 2003 is only 112,000 ounces. After the exhaustion of the Fazenda Brasileiro mining, CVRD's gold production will be in the form of a copper by-product, whose production is scheduled for mid-2004, with the commissioning of the Sossego mine. In addition to this, CVRD continues to invest in mineral exploration in search of other gold deposits.

Kaolin sales increased as a result of marketing efforts by the Company to strengthen the business in this industrial mineral. Thus the volume sold in 1Q03 amounted to 108,000 tons, compared to 95,000 in 4Q02 and 63,000 in 1Q02.

                                   VOLUME SOLD

                                                          '000 tons
                                1Q02          4Q02            1Q03
                               -------       ------          ------
Gold (ounces)                  115,455       40,639          25,753
Manganese                          209          123             229
Ferro-alloys                       100          153             141
Alumina                             33          502             546
Aluminium                           43           51              49
Bauxite                            140          180             189
Potash                             113          203             158
Kaolin                              63           95             108

General cargo (other than iron ore and pellets) transported by the Company's railways, measured in net ton kilometers (ntk), totalled 3.4 billion (Vitoria to Minas 2.7 billion, Carajas 662 million). Performance was slightly worse than the previous quarter, which recorded 3.8 billion ntk, and the same as in 1Q02. The performance of general freight railroad transport was lower than planned due to delays in receiving locomotives already ordered.

General cargo handled in CVRD's ports and terminals, of 5.888 million tons, was up 22.1% in relation to 1Q02 and 1.9% lower than in 4Q02.

Part of the general cargo transported is as a result of logistic management contracts signed with CVRD for clients in the agricultural and construction segments.

The Vitoria to Minas Railway, the Parent Company's main railway for the transport of general cargo, continued to report gains in productivity, expressed

                                     US GAAP

                                      1Q 03

by the continuous rise in million ntks, per locomotive in service, per day: 0.74 in 1Q02, 0.82 in 2Q02, 0.83 in 3Q02, 0.83 in 4Q02 and 0.90 in 1Q03. Fuel
consumption remained constant compared to previous quarters, at about 300 ntks per liter.

The Carajas Railway set a new world record in MKBF terms (mean kilometers between failure), reaching 10,000,616 kilometers of travel between failure, beating the previous record of 9,300,000 MKBF registered in Australia. MKBF is the international reliability measure for railways, indicating the average amount of kilometers travelled between failure, considered to be the undesired total stoppage of a given train. The record achieved is another indicator of the world-class quality of CVRD's railway network.

                        SALES VOLUME - LOGISTICS SERVICES

                                                          '000 tons
                                1Q 02         4Q 02          1Q 03
                               -------       ------          ------
Railways ( million ntk)          3,401        3,787           3,389
 Ports                           4,822        6,003           5,888

Gross revenues in the first three months of the year amounted to US$ 1.153 billion, up 16.8% in relation to 1Q02 and up 4.7% compared to 4Q02.

Revenues obtained from the sales of iron ore amounted to US$ 549 million, 47.6% of total revenue, higher than the figure in 1Q02 of US$ 530 million, and sales in 4Q02 of US$ 528 million. Pellets sales generated US$ 189 million in 1Q03 compared to US$ 127 million in 1Q02 and US$ 200 million in 4Q02.

The average sales price of iron ore in 1Q03 was US$ 15.09 per ton while pellet price was US$ 30.77.

Operation services for the five pellet plants at Tubarao owned by the joint ventures contributed approximately US$ 9 million to revenues in the quarter.

Shipments of manganese and ferro-alloys generated revenues of US$ 75 million in 1Q03, compared to US$ 73 million in 1Q02 and US$ 66 million in 4Q02.

Sales of products in the aluminium chain, bauxite, alumina and primary aluminium produced revenues of US$ 167 million in 1Q03, up 11.3% in relation to 4Q02 and up 145.6% in relation to 1Q02. It is important to mention that the consolidation of Alunorte, an alumina refinery, into the US GAAP financial statements, took place from 3Q02, which has caused a distortion in the comparison of the sales of these products in previous quarters.

The average aluminum sales price in 1Q03 was US$ 1,374.50 per ton, alumina US$
172.34 and bauxite US$ 23.09.

Logistics services contributed with US$ 115 million to gross revenues in 1Q03, up 3.6% on 1Q02 and up 17.3% on 4Q02.

Sales revenue from the domestic market amounted to US$ 356 million, representing 30.9% of the Company's total revenues in 1Q03. Sales to Europe amounted to US$ 378 million, representing 32.8% of total revenues, and sales to Asia, US$ 235 million, 20.4% of the total.

                                     US GAAP

                                      1Q 03

                            GROSS REVENUES BY PRODUCT

                                                                million US$
                                       1Q 02          4Q 02          1Q 03
                                      -------      ----------   -----------
Iron Ore                                  530             528          549
Pellet Plant Operation Services             9               9            8
Pellets                                   127             200          189
Gold                                       34              13            9
Logistics Services                        111              98          115
Aluminium, Alumina and Bauxite             68             150          167
Manganese and Ferro-alloys                 73              66           75
Potash                                     16              24           21
Kaolin                                     11              12           16
Others                                      8               1            4
Total                                     987           1,101        1,153

                          GROSS REVENUES BY DESTINATION

                                                               million US$
                                       1Q 02          4Q 02          1Q 03
                                      -------      ----------  -----------
Domestic Market                           293             335          356
Export Market                             694             766          797
  USA                                      65              33           57
  Europe                                  342             387          378
  Japan                                    62              79           86
  Emerging Asia                           135             141          149
  Rest of World                            90             126          127
Total                                     987           1,101        1,153

[GRAPHIC APPEARS HERE] NET EARNINGS OF US$ 354 MILLION

1Q03 net earnings of US$ 354 million increased 28.7% yoy. However, it was US$ 215 million lower than 4Q02 earnings. The main reason for the decrease was the reduction of US$ 207 million in monetary variation, determined by the smaller USD depreciation in this quarter, 5.1%, against 9.3% in 4Q02.

This reflects the impact of the BRL/USD volatility on CVRD's net foreign currency-denominated liabilities, which in the short term tends to exercise a significant influence on earnings performance. In 4Q02, monetary variation contributed US$ 257 million to earnings, compared to only US$50 million in 1Q03.

Cost of goods sold (COGS), of US$ 641.3 million, was US$ 52 million higher than in 4Q02. The COGS increase is explained by: (a) a US$ 25 million rise in outsourced services, caused by the BRL appreciation and by Ferteco's increased expenses; (b) a US$ 28.6 million increase in expenditures with acquisition of products from third parties (iron ore, pellets, bauxite, alumina and aluminum);
(c) a US$ 9.2 million increase in expenses with material, influenced by higher fuel costs.

                                     US GAAP

                                      1Q 03

                                COGS COMPOSITION

                                                               million US$
                                       1Q 02          4Q 02          1Q 03
                                      -------      ----------  -----------
Personnel                                  58              50           54
Material                                  102             145          154
Outsourced Services                        83              56           81
Acquisition of Iron Ore and Pellets        85              98          120
Acquisition of  Other Products             93             128          135
Depreciation and Depletion                 65              42           41
Electric Energy                            20              20           21
Others                                     35              50           35
Total                                     541             589          641

Financial expenses increased US$ 34 million and financial income decreased US$ 12 million, contributing for the qoq earnings decrease. The main source of financial expenses increase was a US$ 8 million provision for losses with interest rate derivatives against a US$ 18 million gain in 4Q02. US$ 2.4 million, correspondent to the monetary correction of a provision for asset retirement (SFAS 143) was accrued as financial expense.

Equity income declined US$ 27 million mainly due to the reduction of aluminum area affiliates results (MRN, Albras and Valesul) of US$ 34 million.

                            RESULT FROM SHAREHOLDINGS

                                                               US$ million
                                       1Q 02          4Q 02          1Q 03
                                      -------      ----------  -----------
Steel                                      (5)             15           19
Aluminum, Alumina and Bauxite              25              82           48
Logistics                                  (4)             (5)         (11)
Pellets                                    15              39           26
Iron Ore                                    1             (13)           5
Others                                      2               3            7

Total                                      34             121           94

A US$ 10.4 million provision for asset retirement (SFAS 143) contributed to reduce net earnings.

On the positive side, we saw an increase of US$ 51 million in net operating revenue and a reduction of US$ 15 million in minority interest.

[GRAPHIC APPEARS HERE] SFAS 143

From January 1, 2003, the Company started to conform to SFAS 143, "Accounting for Asset Retirement Obligations", a standard issue by the FASB which deals with the accounting procedures concerning the making of provisions for asset retirement obligations. SFAS 143 establishes that the expenses incurred after the closure of mines must be measured in advance and recognised in the financial statements.

We have carried out a detailed analysis of the useful life of our assets and have produced estimates of the expenses which will be needed to restore the

                                        US GAAP

                                         1Q 03

environment surrounding those mines expected to reach exhaustion in the next 20 years. The figures obtained were discounted at a rate of 10.26% per year, and the provisions in BRL have been corrected by the IGPM (general market price index) published by the Fundacao Getulio Vargas. This procedure was based on the yield of National Treasury Notes series C (NTN - C), securities issued by the Brazilian National Treasury, which fall due in 2021, established at an auction held on 28 March 2003. NTN-C's principal is corrected by variation in the IGPM.

Taking a base date of December 31, 2002, a provision of US$ 26.8 million was made, of which US$ 15.7 million was immediately amortized, as it refers to the portion in the past. Of the total, US$ 10.4 million had a negative impact on CVRD's 1Q03 results, registered under the heading "changes in accounting practices for asset retirement obligations". The other US$ 5.3 million is accounted for as an asset under the item "deferred income tax".

On March 31, 2003, the amount of the provision was corrected by the variation in the IGPM in the quarter, so increasing the figure to US$ 30.7 million. A financial expense of US$ 2.4 million was booked, which corresponded to the updating of the provision figure, and amortization of the provision, relative to 1Q03, of US$ 360,000.00, will have an impact on COGS.

In this way, the adjustments as a result of adopting SFAS 143 standards produced a negative effect on the Company's result of US$ 13.1 million. In the next few months, provision amortization and correction according to the IGPM will continue to cause a negative effect on CVRD's result.

[GRAPHIC APPEARS HERE] EBITDA AND FREE CASH FLOW

The methodology used for the calculation of EBITDA has been changed, being now adjusted for non-recurring factors, considered as extraordinary events which do not alter the trend of this variable over time. Until 4Q02 the Company carried out the practice of adjusting EBITDA for non-cash items, which is to say items which did not involve cash disbursement in the quarter.

EBITDA generated in 1Q03 amounted to US$ 442 million, there having been no adjustment made for non-recurring factors. Dividends received from affiliates and joint ventures amounted to US$ 36 million. Samarco paid US$ 14 million, GIIC US$ 5 million, MRN US$ 5 million, CST US$ 5 million, Fosfertil US$ 5 million and Hispanobras US$ 2 million.

The increase of US$ 4 million in EBITDA in 1Q03, compared to the previous quarter, was the result of the growth of US$ 51 million in net operating revenues and US$ 17 million in dividends received, less US$ 18 million in other operation expenses. COGS in 1Q03 increased by US$ 52 million and in 4Q02 there was an asset impairment of US$ 35 million, referring to the provision for the closure of the Fazenda Brasileiro gold mine .

With the change in criteria for the calculation of EBITDA, the figure for 2002 is US$ 1.780 billion.

Ferrous mineral businesses produced EBITDA of US$ 357 million in 1Q03, representing 80.8% of the Company's EBITDA, which is practically the same as the figure in 4Q02 of US$ 358 million, and 8.2% higher than in 1Q02. Logistics services contributed US$ 38 million, 8.6% of the total, and the aluminium businesses with US$ 32 million, 7.2% of the total.

                                        US GAAP

                                         1Q 03

EBITDA generated by the aluminium business is relatively small because Albras, a producer of primary aluminum, and whose annual cash generation exceeds US$ 230 million, is not consolidated in the US GAAP financial statements. CVRD buys primary aluminium from Albras at market prices and at a volume in proportion to its 51% stake in the company, according to the terms of its "take or pay" agreement, to resell it. CVRD benefits directly from its investment in Albras through equity income. The EBITDA originated from the aluminum business tends to grow in line with the expansion of alumina production capacity.

Free cash flow, as defined by cash flow from operating activities less for cash flow used for investment activities, amounted to US$ 168 million in 1Q03, compared to US$ 140 million in 1Q02 and US$ 144 million in 4Q02. A quarterly cash flow statement is shown at the end of this document.

The following table presents the computation of EBITDA according to the new methodology described on item "Changes in Procedures" and which is being adopted by the Company.

                       QUARTERLY EBITDA - NEW METHODOLOGY

                                                                                                million US$
                                                 lQ02         2Q02         3Q02         4Q02          1Q03
                                                 ----        -----         -----        -----   -----------
Net Operating Revenues                            953        1,027         1,084        1,059         1,110
COGS                                             (540)        (594)         (540)        (589)         (641)
Sales, General and Administrative Expenses        (48)         (60)          (65)         (51)          (49)
Research and Development                           (9)         (12)          (15)         (14)          (11)
Other Operational Expenses                        (61)         (27)           (5)         (64)          (46)
EBIT (Operating Income)                           295          334           459          341           363

Depreciation, Amortization and Depletion           66           61            44           43            43
Dividends received                                 25           30            17           19            36

Asset Impairment                                   11            -             -           35             -
Adjustment for non-recurring items                  -            -             -            -             -

EBITDA Adjusted                                   397          425           520          438           442

                            EBITDA BY BUSINESS AREA

                                                                                                million US$
                                                 lQ02         2Q02         3Q02         4Q02          1Q03
                                                 ----        -----         -----        -----   -----------
Ferrous                                           330          360           359          358           357
Non-ferrous                                        12           22            26            5             9
Logistics                                          35           37            34           44            38
Aluminium                                          18            6            43           25            32
Others                                              2            0            58            6             6
Total                                             397          425           520          438           442

                    QUARTERLY EBITDA - PREVIOUS METHODOLOGY

                                                                                                million US$
                                                 lQ02         2Q02         3Q02         4Q02          1Q03
                                                 ----        -----         -----        -----   -----------
EBITDA                                            444          456           483          406           451

[GRAPHIC APPEARS HERE] DEBT

The Company's total debt as of March 31, 2003 amounted to US$ 3.314 billion, slightly lower than the figure at the end of 2002, of US$ 3.331 billion. Net debt also decreased, dropping from US$ 2.24 billion as of December 31, 2002 to US$ 2.03 billion the end of the first quarter.

Total debt was the equivalent of 1.82 times EBITDA accumulated in the period between April 2002 and March 2003 and 24.3% of CVRD's total asset value (enterprise value). The EBITDA/interest coverage ratio in the quarter was 9 times.

The Company's debt for the most part is denominated in USD (93%), while the remaining 7 % refers to debt in JPY, Euros and BRL.

The interest figures used here only include that portion of financial expenses related to the Company's debt, as shown in the table below :

                               FINANCIAL EXPENSES

                                                          million US$
                                                4Q02             1Q03
                                                -----     -----------
Financial Expenses from:
Local Debt                                         (7)          (5)
External Debt                                     (41)         (39)
Related Parties Debt                               (7)          (5)
Total Financial Expenses                          (55)         (49)

Gross Interest from:
Tax and the Labor Contingencies                    (5)          (6)
Tax on Financial Transactions CPMF                 (5)          (4)
Derivatives                                        18           (8)
Others                                             (1)         (15)

Total                                             (48)         (82)

Guarantees granted to affiliates and joint ventures amounted to US$ 499 million, down from the figure at the end of the previous quarter of US$ 516 million.

In the first quarter of 2003, CVRD contracted a loan from Japan Bank for International Cooperation (JBIC) of US$ 300 million, with a 10 year tenor and a total cost of Libor plus 1.8% per year. This loan refers to the financing of investment in logistics for the iron ore business.

                                 DEBT INDICATORS

                                                                 million US$
                                                1Q02      4Q02          1Q03
                                                -----     -----  -----------
Gross Debt                                      3,935     3,331      3,314
Net Debt                                        1,927     2,240      2,030
Gross Debt / LTM EBITDA (x)                      2.28      1.87       1.82
EBITDA / Interest expenses (x)                   7.22      7.96       9.02
Gross Debt / Total Assets (x)                    0.27      0.23       0.24

[GRAPHIC APPEARS HERE] CAPEX

The investment data are reported on a "non-GAAP" basis. They are different from the values found in the Company's cash flow statement, as net cash from investment activities of US$ 188 million in 1Q03.

Capital expenditure in the first quarter of 2003 totalled US$ 240.3 million, US$
17.6 million of which referred to acquisitions. The amount spent on projects was US$ 142.6 million, 59.3% of the total investment.

Expenditure on iron ore projects amounted to US$ 24.8 million, non-ferrous mineral projects US$ 48.1 million, aluminium US$ 32.1 million, logistics US$
21.2 million, and power generation, US$ 16.4 million.

The main projects under way are:

      Area           Project              Capex 1Q03                         Status
----------------  ---------------------- ---------------    -------------------------------------------------------
Ferrous Minerals  Enlarging iron ore     US$ 6.1 million    Completion scheduled for 2005.    Project
                  production capacity                       implementation is proceeding according to schedule.
                  in the Northern System                    Once expansion is complete, production capacity will
                                                            increase by 14 million tons a year. Project capital
                                                            expenditure is estimated at US$ 144.4 million.

Ferrous Minerals  Pier III of the Ponta  US$ 2.1 million    Completion expected for January 2004.  75% of total
                  da Madeira Maritime                       project investment, estimated at US$ 33.3 million, has
                  Terminal                                  already been completed. Project implementation is
                                                            proceeding according to schedule.  The new pier will
                                                            have a loading capacity of 18 million tons a year,
                                                            enlarging the capacity of TMPM to 74 million tons a
                                                            year.

Ferrous Minerals  Brucutu Mine           US$ 3.5 million    Completion scheduled for 2008, when the mine will have
                                                            production capacity of 12 million tons a year. 1.5% of
                                                            the investment has already been made and works are
                                                            proceeding according to schedule. Total investment is
                                                            estimated at US$ 219.9 million, of which US$ 19.7
                                                            million is programmed for 2003.

Ferrous Minerals  Fabrica Nova Mine      US$ 637,000        Completion estimated for 2005.  1% of the investment
                                                            has already been made, refer to landscaping and
                                                            earthworks.  The Fabrica Nova mine is likely to have a
                                                            capacity of 10 million tons a year are by 2005,
                                                            reaching 15 million by 2009. Total capital expenditure
                                                            is budgeted at US$ 84.4 million, with programmed
                                                            spending of US$ 39.6 million for 2003. Works are
                                                            proceeding on schedule.

Non-ferrous       Sossego Mine           US$ 40.5 million   Completion estimated for first half 2004.  32.1% of the
Minerals                                                    total investment in the project has already been made,
                                                            58.4% of the undertaking having been completed. Total
                                                            capital expenditure is US$ 383 million, of which US$
                                                            253 million is programmed for 2003. The first tests
                                                            should begin in June 2003.  The project is slightly
                                                            ahead of schedule.

Non-ferrous       Expansion of           US$ 4.0 million    Completion estimated for first half 2005.  16% of the
Minerals          Taquari -Vassouras                        investment total of US$ 67 million budgeted for the
                  Potassium Mine                            project, has only been carried out. The project is on
                                                            schedule. The mine's capacity will be enlarged from
                                                            600,000 tons to 850,000 tons a year.

Aluminum          Alunorte Stage 3       US$ 32.1 million   Project concluded on 1Q03.  Stage 3 has a capacity of
                                                            825,000 tonnes of alumina per year.  Capex = US$ 300
                                                            million.

Logistics         Purchase of            US$ 18.9 million   Purchase of 2,782 railcars and 105 locomotives by the
                  locomotives and                           end of 2003.  7.5% of total investment (estimated at
                  railcars                                  US$ 245.6 million) has been realised. Part of equipment
                                                            bought will be used for general freight, and part for
                                                            iron ore.

Logistics         Praia Mole Terminal    US$ 707,000        Completion of first phase estimated for 2003, with
                  (Phases I & II)                           second phase completion in 2004. Of a total estimated
                                                            project investment of US$ 22.6 million, 54% has been
                                                            carried out.

Power Generation  Aimores                US$ 6.4 million    Completion estimated for December 2003.  78% of a total
                  Hydroelectric Power                       estimated investment of US$94.6 million has already
                  Plant                                     been completed. The project is proceeding according to
                                                            schedule.

Power Generation  Candonga               US$ 6.7 million    Completion estimated for November 2003. 75% of the
                  Hydroelectric Power                       investment of US$ 40.9 million has already been made.
                  Plant                                     Implementation of the project is on schedule.

Expenditure on information technology amounted to US$ 12.4 million, of which US$ 7 million was spent on the initial installation of an Enterprise Resource Planning (ERP) system. The ERP system is likely to enter into service by the end of 2004, allowing greater integration between the areas of the Company and the rapid retrieval of information, helping to further improve the quality of management.

The Company is implementing Hyperion, a consolidated accounting system which will further increase the transparency of financial information to the market, widening the scope of information and making it available more quickly. With the help of Hyperion it will be possible to publish consolidated quarterly financial statements, in accordance with Brazilian GAAP accounting procedures, from 3Q03.

US$ 31.1 million was invested in the maintenance and modernization of equipment and on environmental protection.

A total of US$ 27.6 million in capital was injected into subsidiaries and affiliates (Celmar and FCA) for financial restructuring.

Mineracao Rio do Norte (MRN), an affiliate of CVRD, carried out capital expenditure of US$ 10 million in 1Q03, US$ 8 million of which was spent on the project to expand capacity from 11 million tons to 16.3 million tons of bauxite per year. This project is in the completion phase and should be commissioned in the next few weeks. This amount does not form part of the total invested by the Company under the US GAAP criteria presented here.

Mineral Exploration and Technological Development

Investment in mineral exploration and technological development amounted to US$
9.0 million, of which US$ 2.9 million referred to prospecting for copper and gold deposits.

The Carajas region remained as the focus for mineral prospecting activities in 1Q03, with development work aimed at identifying deposits of copper, gold, nickel and platinum group metals, and preparations made for the carrying out of pre-feasibility studies for various areas containing copper and nickel. Targeting campaigns will begin in May.

In the rest of Brazil, prospecting programs continued for copper, gold, nickel, platinum group metals, bauxite and kaolin in the states of Para, Rondonia, Maranhao, Piaui, Mato Grosso, Goias and Minas Gerais.

In Peru, in the form of a joint venture with Antofagasta Minerals, areas with potential have been identified, which will be subject to seismic investigation in the next few months. Compania Minera Latino Americana, a wholly owned subsidiary of CVRD, has been carrying out mineral prospecting in Chile.

CVRD has started to use QemSCAN technology, a state-of-the-art system for mineralogical and metallurgical analysis which allows rapid identification of ores and improves the efficiency of mining operations. The system involves the use of a Multi-element Scanning Electron Microscope which will be used to characterize minerals and optimize processes in the base metal and precious metal areas.The mineral exploration budget for 2003 amounts to US$ 71.7 million, of which US$ 5.2 million will be invested in technological development.

                                     US GAAP

                                     1Q 03

                                  CAPEX - 1Q 03

-----------------------------------------------------------------------------------------------
By business area       US$ million        %     By category                US$ million        %
--------------------   -----------   ------     ------------------------   -----------   ------
Ferrous Minerals              67.4     28.0%    Capital injections                27.6     11.5%
Logistics                     48.7     20.3%    Maintenance                       31.1     13.0%
                                                Environment
Non-ferrous Minerals          56.2     23.4%    Projects                         142.6     59.3%
Aluminium                     33.2     13.8%    Mineral Exploration and            9.0      3.7%
                                                Technological Research
Power Generation              16.4      6.8%    Information Technology            12.4      5.2%
Others                        18.4      7.6%    Acquisitions                      17.6      7.3%
                       -----------   ------     ------------------------   -----------   ------
Total                        240.3      100%    Total                            240.3      100%
                       ===========   ======     ========================   ===========   ======

                                    US GAAP

                                     1Q 03

                              FINANCIAL STATEMENTS

                                                                                                        million US$
-------------------------------------------------------------------------------------------------------------------
                                                   1Q 02         2Q 02         3Q 02         4Q 02         1Q 03
                                                -----------   -----------   -----------   -----------   -----------
Gross operating revenues                                987         1,071         1,123         1,101         1,153
Taxes                                                   (34)          (44)          (39)          (42)          (43)
Net Operating Revenue                                   953         1,027         1,084         1,059         1,110
Cost of Goods Sold                                     (540)         (594)         (540)         (589)         (641)
Gross Profit                                            413           433           544           470           469
Gross Margin (%)                                       43.3          42.2          50.2          44.4          42.3
Sales, General and Administrative Expenses              (48)          (60)          (65)          (51)          (49)
Research and Development Expenses                        (9)          (12)          (15)          (14)          (11)
Employee Profit-Sharing                                  (9)            3           (14)          (18)          (12)
Others                                                  (52)          (30)            9           (46)          (34)
Operating Profit                                        295           334           459           341           363
Financial Revenues                                       33            44            10            40            28
Financial Expenses                                      (62)         (117)         (148)          (48)          (82)
Monetary Variation                                       (5)         (326)         (506)          257            50
Tax and Social Contribution (Current)                    (7)            3             -            (8)            -
Tax and Social Contribution (Deferred)                  (12)          126           148          (101)          (71)
Equity Income                                            34           (82)         (160)          121            94
Accounting Changes for Asset Write-offs                   -                                                     (10)
Minority Shareholding Participation                      (1)            4            47           (33)          (18)
Net Earnings                                            275           (14)         (150)          569           354
Earnings per Share (US$)                               0.72         (0.04)        (0.39)         1.48          0.92

                               ASSET BALANCE SHEET

                                                                            million US$
---------------------------------------------------------------------------------------
                                                   1Q 02         4Q 02          1Q 03
                                                -----------   -----------   -----------
Assets
   Current                                            3,566         2,589         2,696
   Long-term                                          1,820         1,337         1,407
   Fixed                                              5,100         4,029         4,485
Total                                                10,486         7,955         8,588
Liabilities
   Current                                            2,364         1,508         1,638
   Long Term                                          3,345         3,160         3,310
   Shareholders' Equity                               4,777         3,287         3,640
      Paid-up Capital                                 2,709         2,944         2,944
      Reserves                                        2,068           343           696
Total                                                10,486         7,955         8,588

                                    US GAAP

                                     1Q 03

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                                US$ million
---------------------------------------------------------------------------------------------------------------------------
                                                                                          1Q 02        1Q 03       4Q 02
                                                                                       ----------   ----------   ----------
Cash flows from operating activities:
   Net income                                                                                569           275          354
   Adjustments to reconcile net income with cash provided by operating activities:
      Depreciation, depletion and amortization                                                43            66           43
      Dividends received                                                                      19            25           36
      Equity in results of affiliates and joint ventures and change in provision            (121)          (34)         (94)
       for losses on equity investments
      Deferred income taxes                                                                  101            12           71
      Provisions for contingencies                                                            (1)           23           (2)
      Impairment of property, plant and equipment                                             35            27            0
      Gain in accounting pratice for asset retirement obligations                              0             0           10
      Pension plan                                                                             3             3            3
      Foreign exchange and monetary losses                                                  (310)           (1)        (142)
      Net unrealized derivative losses                                                         9             6            3
      Others                                                                                 (26)           (4)          35
   Decrease (increase) in assets:
      Accounts receivable                                                                      3           (66)          64
      Inventories                                                                            (26)            1           24
      Others                                                                                 (21)            9           (7)
   Increase (decrease) in liabilities:
      Suppliers                                                                              125            (9)         (93)
      Payroll and related charges                                                              1            (2)          (6)
      Others                                                                                  55           (16)          57
   Net cash provided by operating activities                                                 458           315          356
Cash flows from investing activities:
   Loans and advances receivable                                                             (41)          (19)          22
   Guarantees and deposits                                                                   (17)          (10)         (12)
   Additions to investments                                                                    0            (1)           0
   Additions to property, plant and equipment                                               (258)         (145)        (198)
   Proceeds from disposals of property, plant and equipment                                    2             0            0
   Net cash used in investing activities                                                    (314)         (175)        (188)
Cash flows from financing activities:
   Short-term debt, net issuances (repayments)                                              (202)          377          (93)
      Loans
         Additions                                                                            22            12            0
         Repayments                                                                          (46)          (15)         (16)
   Long-term debt
      Related parties                                                                          6            10            2
      Others                                                                                  37           442          177
   Repayments of long-term debt
      Related parties                                                                          0           (15)           0
      Others                                                                                 (85)          (61)        (101)
   Interest attributed to stockholders                                                      (273)            0            0
   Net cash used in financing activities                                                    (541)          750          (31)
   Increase (decrease) in cash and cash equivalents                                         (397)          890          137
   Effect of exchange rate changes on cash and cash equivalents                               86             1           56
   Cash and cash equivalents, beginning of period                                           1402          1117         1091
   Cash and cash equivalents, end of period                                                1,091         2,008        1,284
   Cash paid during the period for:
      Interest on short-term debt                                                            (15)           (6)          (6)
      Interest on long-term debt, net of interest capitalized of $5 in                       (31)          (35)         (49)
       2003 and $5 in 2002
      Income tax                                                                              (8)            0            0
   Non-cash transactions
      Conversion of loans receivable to investments                                           15            20           11

                                    US GAAP

                                     1Q 03

            IRON ORE AND PELLETS - FINANCIAL INDICATIORS - UNAUDITED

                                                                            million US$
---------------------------------------------------------------------------------------
HISPANOBRAS                                        1Q 02         4Q 02         1Q 03
                                                -----------   -----------   -----------
Volume Sold ('000 tons)                                 907         1,139           905
   Export Markets                                       487           313           268
   Domestic Market                                      420           826           637
Average Price (US$/ton)                               31.38         25.80         29.75

Operating Profit                                          4             1             3
Net Financial Result                                      -             -            (1)
Net Earnings                                              2             1             1
EBITDA                                                    5             2             3

NIBRASCO                                           1Q 02         4Q 02         1Q 03
                                                -----------   -----------   -----------
Volume Sold ('000 tons)                               1,000         2,116         1,800
   Export Markets                                       407           783           469
   Domestic Market                                      593         1,333         1,331
Average Price (US$/ton)                               30.39         28.52         27.75

Operating Profit                                          -             6             2
Net Financial Result                                     (1)            -             -
Net Earnings                                             (1)            4             1
EBITDA                                                    1             7             3
Total Debt
   - Short Term                                           2             2             2
   - Long Term                                            4             1             1
Total                                                     6             3             3

ITABRASCO                                           1Q 02         4Q 02         1Q 03
                                                -----------   -----------   -----------
Volume Sold ('000 tons)                                 877           913           813
   Export Markets                                       644           431           306
   Domestic Market                                      233           482           507
Average Price (US$/ton)                               31.35         30.18         29.54

Operating Profit                                          2             3             2
Net Financial Result                                      -            (2)           (1)
Net Earnings                                              1             2             1
EBITDA                                                    2             3             2
Total Debt
    - Short Term                                          -             -             -
    - Long Term                                          18             -             5
Total                                                    18             -             5

                                    US GAAP

                                     1Q 03

            IRON ORE AND PELLETS - FINANCIAL INDICATIORS - UNAUDITED

                                                                            million US$
---------------------------------------------------------------------------------------
KOBRASCO                                           1Q 02         4Q 02         1Q 03
---------                                       -----------   -----------   -----------
Volume Sold ('000 tons)                                 856         1,316         1,134
   Export Markets                                       436         1,074           453
   Domestic Market                                      420           242           681
Average Price (US$/ton)                               31.69         29.97         30.39

Operating Profit                                          6             4             5
Net Financial Result                                     (2)           15             5
Net Earnings                                              3            12             6
EBITDA                                                    7             5             6
Total Debt
   - Short Term                                           -             -             -
   - Long Term                                          150           114           124
Total                                                   150           114           124

SAMARCO                                            1Q 02         4Q 02          1Q 03
---------                                       -----------   -----------   -----------
Sales to External Markets ('000 tons)                 3,301         3,834         3,988
Average Price (US$/ton)                               28.48         29.22         27.59

Operating Profit                                         32            61            51
Net Financial Result                                     (6)           12             -
Net Earnings                                             22            70            38
EBITDA                                                   38            65            61
Total Debt
   - Short Term                                         169           142           123
   - Long Term                                           93            67            56
Total                                                   262           209           179

                                    US GAAP

                                     1Q 03

            IRON ORE AND PELLETS - FINANCIAL INDICATIORS - UNAUDITED

                                                                            million US$
---------------------------------------------------------------------------------------
FERTECO                                            1Q 02         4Q 02         1Q 03
-------                                         -----------   -----------   -----------
Volume Sold Iron Ore ('000 tons)                      2,532         3,288         4,879
   External Markets                                   2,020         2,142         3,503
   Domestic Market                                      512         1,146         1,376
Average Price (US$/ton)                               14.59         14.86         13.87

Volume Sold Pellet ('000 tons)                          725         1.342           856
   External Markets                                     448           645           358
   Domestic Market                                      277           697           498
Average Price (US$/ton)                               26.63         24.06         29.62

Operating Profit                                         18            16            35
Net Financial Result                                     (2)            4            (3)
Net Earnings                                             12            15            23
EBITDA                                                   22            18            38
Total Debt
   - Short Term                                          55            23            10
   - Long Term                                           94            82            82
Total                                                   149           105            92

                                                                               '000 US$
---------------------------------------------------------------------------------------
GIIC*                                              1Q 02         4Q 02         1Q 03
----                                            -----------   -----------   -----------
Volume Sold  ('000 tons)                                823           932           772
   External Markets                                     823           932           772
   Domestic Market                                        -             -             -
Average Price (US$/ton)                               41.76         40.40         41.00

Operating Profit                                          4             4             4
Net Financial Result                                      -            (1)            -
Net Earnings                                              4             3             4
EBITDA                                                    5             6             5

*Financial indicators calculated according to standards set down by the International Accounting Standards Committee

                                    US GAAP

                                     1Q 03

         MANGANESE AND FERRO ALLOYS - FINANCIAL INDICATORS - UNAUDITED

                                                                            million US$
---------------------------------------------------------------------------------------
SIBRA (Consolidated)                                1Q 02        4Q 02          1Q03
--------------------                            -----------   -----------   -----------
Volume Sold Alloys ('000 tons)                           60            85            67
   External Markets                                      23            35            30
   Domestic Market                                       37            50            37
Average Price (US$/ton)                              521.43        425.73        530.70

Volume Sold Manganese ('000 tons)                       258           282           279
   External Markets                                     243           192           185
   Domestic Market                                       15            90            94
Average Price (US$/ton)                               53.40         45.86         40.34

Operating Profit                                         16             6            10
Net Financial Result                                      -           (11)           (3)
Net Earnings                                             16            (5)            5
EBITDA                                                   17             8            12
Total Debt
    - Short Term                                         30            36            37
    - Long Term                                          21            22            20
Total                                                    51            58            57

                                    US GAAP

                                     1Q 03

         ALUMINIUM - FINANCIAL INDICATORS - ADJUSTED AND UNAUDITED

                                                                            million US$
---------------------------------------------------------------------------------------
MRN                                                1Q 02         4Q 02         1Q 03
--------------------                            -----------   -----------   -----------
Volume Sold ('000 tons)                               1,781         2,982         2,196
   Export Markets                                       485           601           711
   Domestic Market                                    1,296         2,381         1,485
Average Price (US$/ton)                               19.76         20.54         19.23

Operating Profit                                         12            26            15
Net Financial Result                                     (1)            -             -
Net Earnings                                              9            17            10
EBITDA                                                   21            36            25
Total Debt
   - Short Term                                          14            29            44
   - Long Term                                           96            76            69
Total                                                   110           105           113

ALUNORTE                                           1Q 02         4Q 02         1Q 03
--------------------                            -----------   -----------   -----------
Volume Sold ('000 tons)                                 427           407           490
   Export Markets                                       222           208           289
   Domestic Market                                      205           199           201
Average Price (US$/ton)                              161.55        161.79        172.03

Operating Profit                                         11            13            20
Net Financial Result                                     (3)           57            20
Net Earnings                                              6            94            36
EBITDA                                                   14            15            23
Total Debt
   - Long Term                                          455           481           482
Total                                                   455           481           482

ALBRAS                                             1Q 02         4Q 02         1Q 03
--------------------                            -----------   -----------   -----------
Volume Sold ('000 tons)                                  88           104           103
   Export Markets                                        84           100            99
   Domestic Market                                        4             4             4
Average Price (US$/ton)                            1,319.81      1,306.47      1,337.98

Operating Profit                                         41            55            53
Net Financial Result                                     (9)           56            19
Net Earnings                                             27           121            79
EBITDA                                                   46            58            56
Total Debt
   - Short Term                                          73            20
   - Long Term                                          524           466           451
Total                                                   597           486           451

                                    US GAAP

                                     1Q 03

         ALUMINIUM - FINANCIAL INDICATORS - ADJUSTED AND UNAUDITED

                                                                            million US$
---------------------------------------------------------------------------------------
VALESUL                                             1Q 02         4Q 02         1Q 03
--------------------                            -----------   -----------   -----------
Volume Sold ('000 tons)                                  21            27            19
   Export Markets                                         9            13             9
   Domestic Market                                       12            14            10
Average Price (US$/ton)                            1,720.97      1,618.98      1,730.60

Operating Profit                                          5            13             9
Net Financial Result                                      -            (1)            -
Net Earnings                                              3            10             8
EBITDA                                                    6            14            10
Total Debt
   - Short Term                                           1             1             1
   - Long Term                                            2             1             1
Total                                                     3             2             2

[GRAPHIC APPEARS HERE] APPENDIX:

                       Reconciliation of non-GAAP figures

                                                                                    (%)
---------------------------------------------------------------------------------------
                                                    1Q 02         4Q 02         1Q 03
                                                -----------   -----------   -----------
EBITDA / Interest expenses adjusted                    7.22          7.96          9.02
Difference                                            (2.46)        (0.86)         4.62
Operating income / Interest expenses                   4.76           7.1           4.4

EBITDA Margin (EBITDA/ Net Revenues)                   41.7          41.4          39.8
Difference                                            (10.7)         (9.2)         (7.1)
Operating income/ Net Revenues                         31.0          32.2          32.7

                                    US GAAP

                                     1Q 03

This communication may include declarations which represent the expectations of the Company's Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissao de Valores Mobiliarios (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F."

[LOGO APPEARS HERE]                                          [LOGO APPEARS HERE]



                           Companhia Vale do Rio Doce
                          Departamento de Controladoria




1st Quarterly Financial Statements

US GAAP







                                    Filed with The Comissao de Valores
                                    Mobiliarios - CVM (Brazilian Securities
                                    Commission) and Security Exchange
                                    Commission - SEC on 05/14/2003







                    Gerencia Geral de Controladoria - GECOL

                           COMPANHIA VALE DO RIO DOCE
              INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION




                                                                                                            Page

Report of PricewaterhouseCoopers Auditores Independentes..................................................  F-2

Consolidated Balance Sheets as of March 31, 2003 and December 31, 2002....................................  F-3

Consolidated Statements of Income for the Three-month periods ended March 31, 2003 and 2002 and December 31, 2002...................................................  F-5

Consolidated Statements of Cash Flows for the Three-month periods ended March 31, 2003 and 2002 and December 31, 2002...................................................  F-6

Consolidated Statements of Changes in Stockholders' Equity for the
    Three-month periods ended March 31, 2003 and 2002 and December 31, 2002...............................  F-7

Notes to the Consolidated Financial Information...........................................................  F-8

Supplemental Financial Information........................................................................  S-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of March 31, 2003, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders' equity for the three-month periods ended March 31, 2003 and 2002 and December 31, 2002. These financial statements are the responsibility of the Company's management. The unaudited financial information of certain affiliates, the investments in which total US$244 million at March 31, 2003 and equity in earnings which total US$10 million, US$26 million and US$16 million for the three-month periods ended March 31, 2003 and 2002 and December 31, 2002, respectively, and that of certain subsidiaries, which statements reflect total assets of US$216 million at March 31, 2003 and total revenues of US$34 million, US$71 million and US$25 million consolidated in the three-month periods ended March 31, 2003 and 2002 and December 31, 2002, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein). In our report dated February 21, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.



PricewaterhouseCoopers
Auditores Independentes


Rio de Janeiro, Brazil
May 12, 2003

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

                                                                       March 31,   December
                                                                            2003   31, 2002
                                                                      ----------  -----------
Assets                                                                (unaudited)

Current assets

     Cash and cash equivalents .................................        1,284        1,091
     Accounts receivable
        Related parties ........................................          123          121
        Unrelated parties ......................................          509          539
     Loans and advances to related parties .....................           24           49
     Inventories ...............................................          282          292
     Deferred income tax .......................................          171          211
     Others ....................................................          303          286
                                                                        -----        -----
                                                                        2,696        2,589
                                                                        -----        -----

Property, plant and equipment, net .............................        3,646        3,297

Investments in affiliated companies and joint ventures and other
    investments and provision for losses on equity investments..          839          732

Other assets
     Goodwill on acquisition of subsidiaries ...................          434          412
     Loans and advances
        Related parties ........................................          112           89
        Unrelated parties ......................................           66           73
     Prepaid pension cost ......................................           80           79
     Deferred income tax .......................................          366          358
     Judicial deposits .........................................          265          239
     Unrealized gain on derivative instruments .................            3            3
     Others ....................................................           81           84
                                                                        -----        -----
                                                                        1,407        1,337
                                                                        -----        -----

TOTAL ..........................................................        8,588        7,955
                                                                        =====        =====

                See notes to consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars (Continued)

                                                                                March 31,           December
                                                                                     2003           31, 2002
                                                                                ----------         ----------
                                                                                (unaudited)
Liabilities and stockholders' equity

Current liabilities

     Suppliers ..........................................................             292              325
     Payroll and related charges.........................................              74               76
     Interest attributed to stockholders ................................             188                3
     Current portion of long-term debt - unrelated parties ..............             789              717
     Short-term debt.....................................................              61              184
     Loans from related parties..........................................              56               64
     Others .............................................................             178              139
                                                                                   ------           ------
                                                                                    1,638            1,508
                                                                                   ------           ------

Long-term liabilities
     Employees post-retirement benefits .................................             155              141
     Long-term debt - unrelated parties .................................           2,401            2,359
     Loans from related parties .........................................               7                7
     Provisions for contingencies (Note 8) ..............................             471              428
    Unrealized loss on derivative instruments ...........................              79               76
    Others ..............................................................             154              122
                                                                                   ------           ------
                                                                                    3,267            3,133
                                                                                   ------           ------
Minority interests ......................................................              43               27
                                                                                   ------           ------

Stockholders' equity
     Preferred class A stock - 600,000,000
        no-par-value shares authorized and 138,575,913 issued ...........             904              904
     Common stock - 300,000,000 no-par-value
        shares authorized and 249,983,143 issued ........................           1,630            1,630
     Treasury stock - 4,465 (2002 - 4,481) preferred and 4,715,170 common
        shares ..........................................................             (88)             (88)
     Additional paid-in capital .........................................             498              498
     Other cumulative comprehensive income...............................          (4,976)          (5,175)
     Appropriated retained earnings .....................................           2,351            2,230
     Unappropriated retained earnings ...................................           3,321            3,288
                                                                                   ------           ------
                                                                                    3,640            3,287
                                                                                   ------           ------
TOTAL ...................................................................           8,588            7,955
                                                                                   ======           ======

                See notes to consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

                                                                                                                   Quarter
                                                                                     --------------------------------------
                                                                                       1st  2003    1st  2002    4th  2002
                                                                                     ------------ ------------ ------------
Operating revenues, net of discounts, returns and allowances
   Sales of ores and metals
        Iron ore and pellets .................................................            746             666           737
        Gold .................................................................              9              34            13
        Manganese and ferroalloys ............................................             75              72            66
        Potash ...............................................................             21              16            24
        Others ...............................................................             16              12            12
                                                                                     --------        --------      --------
                                                                                          867             800           852
   Revenues from logistic services ...........................................            115             111            98
   Aluminum products .........................................................            167              68           150
   Other products and services ...............................................              4               8             1
                                                                                     --------        --------      --------
                                                                                        1,153             987         1,101
   Value-added tax ...........................................................            (43)            (34)          (42)
                                                                                     --------        --------      --------
   Net operating revenues ....................................................          1,110             953         1,059
                                                                                     --------        --------      --------
Operating costs and expenses
   Cost of ores and metals sold ..............................................           (428)           (410)         (392)
   Cost of logistic services .................................................            (70)            (59)          (56)
   Cost of aluminum products .................................................           (142)            (65)         (139)
   Others ....................................................................             (1)             (6)           (2)
                                                                                     --------        --------      --------
                                                                                         (641)           (540)         (589)
   Selling, general and administrative expenses ..............................            (49)            (48)          (51)
   Research and development ..................................................            (11)             (9)          (14)
   Employee profit sharing plan ..............................................            (12)             (9)          (18)
   Others ....................................................................            (34)            (52)          (46)
                                                                                     --------        --------      --------
                                                                                         (747)           (658)         (718)
                                                                                     --------        --------      --------
Operating income .............................................................            363             295           341
                                                                                     --------        --------      --------
Non-operating income (expenses)
   Financial income ..........................................................             28              33            40
   Financial expenses ........................................................            (82)            (62)          (48)
   Foreign exchange and monetary gains (losses), net .........................             50              (5)          257
                                                                                     --------        --------      --------
                                                                                           (4)            (34)          249
                                                                                     --------        --------      --------
Income before income taxes, equity results and minority interests.............            359             261           590
                                                                                     --------        --------      --------
Income taxes
  Current ....................................................................             (6)             (7)           (8)
  Deferred ...................................................................            (65)            (12)         (101)
                                                                                     --------        --------      --------
                                                                                          (71)            (19)         (109)
                                                                                     --------        --------      --------

Equity in results of affiliates and joint ventures and change in provision for
    losses on equity investments .............................................             94              34           121
Change in accounting pratice for asset retirement obligations (note 4) .......            (10)           --            --
Minority interests ...........................................................            (18)             (1)          (33)
                                                                                     --------        --------      --------
Net income ...................................................................            354             275           569
                                                                                     ========        ========      ========
Basic earnings  per Common and Preferred Class A Share........................           0.92            0.72          1.48
                                                                                     --------        --------      --------

Weighted average number of shares outstanding  (thousands of shares)
   Common shares .............................................................        245,268         245,268       245,268
   Preferred Class A shares ..................................................        138,571         138,575       138,576

                See notes to consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

                                                                                                                         Quarter
                                                                                            ------------------------------------
                                                                                             1st  2003    1st  2002    4th  2002
                                                                                            -----------  -----------   ---------
Cash flows from operating activities:
   Net income .............................................................................       354         275         569
   Adjustments to reconcile net income with cash provided by operating activities:
       Depreciation, depletion and amortization ...........................................        43          66          43
       Dividends received .................................................................        36          25          19
       Equity in results of affiliates and joint ventures and change in
         provision for losses on equity investments .......................................       (94)        (34)       (121)
       Deferred income taxes ..............................................................        65          12         101
       Provisions for contingencies .......................................................         9          23          --
       Impairment of property, plant and equipment ........................................        --          27          35
       Change in accounting pratice for asset retirement obligations (note 4) .............        10          --          --
       Pension plan .......................................................................         3           3           3
       Foreign exchange and monetary losses ...............................................      (142)         (1)       (310)
       Net unrealized derivative losses ...................................................         3           6           7
       Minority interests .................................................................        18           1          33
       Others .............................................................................         6          (5)        (58)
   Decrease (increase) in assets:
       Accounts receivable ................................................................        64         (66)          3
       Inventories ........................................................................        24           1         (26)
       Others .............................................................................        (1)          9         (21)
   Increase (decrease) in liabilities:
       Suppliers ..........................................................................       (93)         (9)        125
       Payroll and related charges ........................................................        (6)         (2)          1
       Others .............................................................................        57         (16)         55
                                                                                               ------      ------      ------
   Net cash provided by operating activities ..............................................       356         315         458
                                                                                               ------      ------      ------
Cash flows from investing activities:
   Loans and advances receivable
        Related parties
            Additions .....................................................................       (23)        (23)        (66)
            Repayments ....................................................................        29           3          23
        Others ............................................................................        16           1           2
   Guarantees and deposits ................................................................       (12)        (10)        (17)
   Additions to investments ...............................................................        --          (1)         --
   Additions to property, plant and equipment .............................................      (198)       (145)       (258)
   Proceeds from disposals of property, plant and equipment ...............................        --          --           2
                                                                                               ------      ------      ------
   Net cash used in investing activities ..................................................      (188)       (175)       (314)
                                                                                               ------      ------      ------
Cash flows from financing activities:
   Short-term debt, net issuances (repayments) ............................................       (93)        377        (202)
   Loans
        Related parties
            Additions .....................................................................        --          12          22
            Repayments ....................................................................       (16)        (15)        (46)
   Long-term debt
        Related parties ...................................................................         2          10           6
        Others ............................................................................       177         442          37
   Repayments of long-term debt
        Related parties ...................................................................        --         (15)         --
        Others ............................................................................      (101)        (61)        (85)
   Interest attributed to stockholders ....................................................        --          --        (273)
                                                                                               ------      ------      ------
   Net cash used in financing activities ..................................................       (31)        750        (541)
                                                                                               ------      ------      ------
   Increase (decrease) in cash and cash equivalents .......................................       137         890        (397)
   Effect of exchange rate changes on cash and cash equivalents ...........................        56           1          86
   Cash and cash equivalents, beginning of period .........................................     1,091       1,117       1,402
                                                                                               ------      ------      ------
   Cash and cash equivalents, end of period ...............................................     1,284       2,008       1,091
                                                                                               ======      ======      ======
   Cash paid during the period for:
          Interest on short-term debt .....................................................        (6)         (6)        (15)
          Interest on long-term debt, net of interest capitalized of $4 in 2003,
          $5 in 2002.......................................................................       (49)        (35)        (31)
          Income tax ......................................................................        (6)         --          (8)
   Non-cash transactions
          Conversion of loans receivable to investments ...................................        11          20          15

                See notes to consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders' Equity Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

                                                                                                           Three months ended
                                                                                                                     March 31
                                                                                                -----------------------------
                                                                                   Shares               2003              2002
                                                                              -----------       ------------      ------------
Preferred class A stock (including one special share)
    Balance March 31, 2003 and 2002 .....................................      138,575,913               904               820
                                                                              ------------      ------------      ------------
Common stock
    Balance March 31, 2003 and 2002 .....................................      249,983,143             1,630             1,479
                                                                              ------------      ------------      ------------
Treasury stock
    Balance January 1 ...................................................       (4,715,261)              (88)              (88)
    Acquisitions in 2002 ................................................           (4,390)               --                --
    Sales in 2003 .......................................................               16              --                --
                                                                              ------------      ------------      ------------
    Balance March 31 ....................................................       (4,719,635)              (88)              (88)
                                                                              ------------      ------------      ------------
Additional paid-in capital
    Balance March 31 ....................................................                                498               498
                                                                                                ------------      ------------
Other cumulative comprehensive income
   Cumulative translation adjustments
    Balance January 1 ...................................................                             (5,185)           (3,475)
    Change in the period .................................................                               186                (2)
                                                                                                ------------      ------------
    Balance March 31 ....................................................                             (4,999)           (3,477)
                                                                                                ------------      ------------
   Unrealized gain on available-for-sale security
    Balance January......................................................                               --                --
    Change in the period ................................................                                 13              --
                                                                                                ------------      ------------
    Balance March 31 ....................................................                                 13              --
                                                                                                ------------      ------------
   Adjustments relating to investments in affiliates
    Balance January 1....................................................                                 10                10
    Change in the period ................................................                               --                --
                                                                                                ------------      ------------
    Balance March 31 ....................................................                                 10                10
                                                                                                ------------      ------------
Total other cumulative comprehensive income .............................                             (4,976)           (3,467)
                                                                                                ------------      ------------
Appropriated retained earnings
    Balance January 1....................................................                              2,230             3,212
    Transfer to retained earnings .......................................                                121                (5)
                                                                                                ------------      ------------
    Balance March 31 ....................................................                              2,351             3,207
                                                                                                ------------      ------------
Retained earnings
    Balance January 1....................................................                              3,288             2,184
       Net income .......................................................                                354               275
       Interest attributed to  stockholders
          Preferred class A stock ($0.52 and $0.35 per share in
            2003 and 2002)...............................................                                (72)              (49)
          Common stock ($0.52 and $0.35 per share in 2003 and 2002)......                               (128)              (87)

       Appropriation from reserves ......................................                               (121)                5
                                                                                                ------------      ------------
    Balance March 31 ....................................................                              3,321             2,328
                                                                                                ------------      ------------
Total stockholders' equity...............................................      383,839,421             3,640             4,777
                                                                              ============      ============      ============
Comprehensive income is comprised as follows:
       Net income .......................................................                                354               275
       Cumulative translation  adjustments ..............................                                186                (2)
       Unrealized gain on available-for-sale security ...................                                 13              --
                                                                                                ------------      ------------
Total comprehensive income ..............................................                                553               273
                                                                                                ============      ============

                See notes to consolidated financial information.

           Notes to the Consolidated Financial Information
           Expressed in millions of United States dollars, unless otherwise stated (unaudited)

1          The Company and its operations

           Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 7.

           The main operating subsidiaries we consolidate are as follows:

                                                                                      Head office               Principal
                           Subsidiary                               % ownership         location                 activity
----------------------------------------------------------------- ----------------  ----------------- ------------------------------
Ferteco Mineracao S.A. - FERTECO                                        100              Brazil            Iron ore and pellets
Para Pigmentos S.A.                                                     76               Brazil                   Kaolin
SIBRA - Eletrosiderurgica Brasileira S.A.                               100              Brazil         Manganese and Ferroalloys
Navegacao Vale do Rio Doce S.A. - DOCENAVE                              100              Brazil                  Shipping
Vale do Rio Doce Aluminio S.A. - ALUVALE                                100              Brazil                  Aluminum
Itabira Rio Doce Company Ltd. - ITACO                                   100          Cayman Island               Trading
Rio Doce International Finance Ltd. - RDIF                              100             Bahamas           International finance
CELMAR S.A. - Industria de Celulose e Papel                             85               Brazil                  Forestry
Florestas Rio Doce S.A.                                                 100              Brazil                  Forestry
Rio Doce Manganese Europe - RDME                                        100              France                Ferroalloys
Urucum Mineracao S.A.                                                   100              Brazil          Iron ore and Ferroalloys
Alumina do Norte do Brasil S.A - Alunorte                               57               Brazil                  Aluminum
Salobo Metais S.A.                                                      100              Brazil                   Copper
Mineracao  Serra do Sossego S.A.                                        100              Brazil                   Copper

2          Basis of consolidation

           All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders' equity where applicable (see Note 7).

           We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

           We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

3          Summary of significant accounting policies

           Our condensed consolidated interim financial information as of March 31, 2003 and for the three month periods ended March 31, 2003 and 2002 and December 31, 2002 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2003.

           This condensed interim financial information should be read in conjunction with our consolidated financial information for the year ended December 31, 2002.

           The provision for losses on equity investments relates to our investments in affiliates which have reported negative stockholders' equity in their financial information prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity.

           Other current assets includes $21 related to ships held for sale, at March 31, 2003.

4          Recently-issued accounting pronouncements

           In June 2001, the FASB issued SFAS 143 - "Accounting for Asset Retirement Obligations". We adopted SFAS 143 as from January 1, 2003, as a consequence an additional $26 for asset retirement obligations was recorded as "Others - long-term liabilities", a net increase of $11 in mine development costs was registered within "Property, plant and equipment" and a resulting change of $10 was registered as "Change in Accounting Practice for Asset Retirement Obligations" on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be depleted over the useful lives of the related assets.

           In June 2002, the FASB has issued SFAS 146 - "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not issued or disposed of any significant activities since adoption.

           In November 2002 the FASB issued FIN 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation, applicable at December 31, 2002 are disclosed in Note 15. We have not issued any material guarantees since December 31, 2002.


5          Income taxes

           Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

                                                                        Three months ended March 31 - %
                                                                        -------------------------------
                                                                                   2003            2002
                                                                                 ------          ------

           Federal income tax......................................                 25              25
           Social contribution.....................................                  9               9
                                                                                 ------          ------
           Composite tax rate......................................                 34              34
                                                                                 ======          ======

           The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

                                                                                                                   Quarter
                                                                                                --------------------------
                                                                                                 1st      1st          4th
                                                                                                2003     2002         2002
                                                                                                --------------------------

            Income before income taxes, equity results and minority interests ............       359        261        590
                                                                                                ====       ====       ====
            Federal income tax  and social contribution expense at statutory enacted rates      (122)       (89)      (201)
            Adjustments to derive effective tax rate:
               Tax benefit on interest attributed to stockholders ........................        63         46          9
               Exempt foreign income .....................................................       (16)        17         22
               Tax deductible goodwill in business combination............................        --        --          20
               Tax incentives ............................................................        --          7          2
               Valuation allowance........................................................         9          9         25
               Other non-taxable gains....................................................        (5)        (3)        14
               Adjustment to reflect expected annual effective tax rate...................        --         (6)       --
                                                                                                ----       ----       ----
            Federal  income  tax  and  social  contribution expense in consolidated
               statements of income.......................................................       (71)       (19)      (109)
                                                                                                ====       ====       ====

           We have certain tax incentives relative to our iron ore and manganese operations in Carajas. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders' equity and may not be distributed in the form of cash dividends.

6          Inventories

                                                       March 31,   December 31,
                                                            2003           2002
                                                       ---------   ------------
            Finished products
               Iron ore and pellets .................         80             86
               Manganese.............................         18             24
               Ferroalloys...........................         28             27
               Alumina ..............................         18             15
               Others................................         14             12
            Spare parts and maintenance supplies..           124            128
                                                       ---------   ------------
                                                             282            292
                                                       =========   ============

7        Investments

                                                                                     March 31, 2003         Investments    Goodwill
                                                             --------------------------------------  ------------------  ----------
                                                                                                Net
                                                                Participation       Net  income for     March  December       March
                                                               in capital (%)    equity  the period  31, 2003  31, 2002    31, 2003
                                                             ----------------   -------  ----------  --------  --------- ----------
Investments in affiliated companies and joint ventures       voting     total
                                                             ------     -----
Steel
  Usinas Siderurgicas de Minas Gerais S.A - USIMINAS         22.99      11.46      87         87        10         --         --
  Companhia Siderurgica de Tubarao - CST                     20.51      22.85     127         27        29         27         --
  California Steel Industries Inc. - CSI                     50.00      50.00     218          5       109        107         --

Aluminum and bauxite
  Mineracao Rio do Norte S.A. - MRN                          40.00      40.00     402         10       161        162         --
  Valesul Aluminio S.A. -  VALESUL                           54.51      54.51      84          8        46         39         --
  Aluminio Brasileiro S.A. - ALBRAS                          51.00      51.00      79         79        40         --         --
  Alumina do Norte do Brasil S.A. - ALUNORTE
  (Consolidated as from June 30, 2002, after
   acquisition of control)                                   62.09      57.03      --         --        --         --         --

Iron ore and pellets
  Caemi Mineracao e Metalurgia S.A                           50.00      16.85     512         27        86         77         --
  Companhia  Nipo-Brasileira de Pelotizacao - NIBRASCO       51.11      51.00      25          1        13         12         --
  Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS  51.00      50.89      27          1        14         14         --
  Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO     50.00      50.00      --         --        --         --         --
  Companhia Italo-Brasileira de Pelotizacao - ITABRASCO      51.00      50.90      20         --        10          9         --
  Gulf Industrial Investment Company - GIIC                  50.00      50.00      67          4        34         37         --
  SAMARCO Mineracao S.A. - SAMARCO                           50.00      50.00     336         38       168        154         32

Others

  Fertilizantes Fosfatados S.A. -  FOSFERTIL                 10.96      11.12     223         28        25         25         --
  Others                                                        --         --      --         --        43         36         --
                                                                                                      ----       ----       ----
                                                                                                       788        699         32
Balance / Change in provision for losses on
equity investments:
  Aluminio Brasileiro S.A. - ALBRAS                                                                     --         (1)        --
  Companhia Ferroviaria do Nordeste - CFN                                                               --         --         --
  Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                                               (14)       (16)        --

  Ferrovia Centro-Atlantica S.A. - FCA                                                                  --         --         --
  MRS Logistica S.A                                                                                     (5)        (6)        --
  CSN Aceros                                                                                            (5)        (4)        --
                                                                                                      ----       ----       ----
                                                                                                       (24)       (27)        --
                                                                                                      ----       ----       ----

                                                                                                       764        672         32
                                                                                                      ----       ----       ----
Available for sale investments
  SIDERAR (costs $24)                                         4.85       4.85      --         --        43         30         --
                                                                                                      ----       ----       ----
  Total                                                                                                807        702         32
                                                                                                      ====       ====       ====


                                                                                                                             Quoted
                                                             Goodwill        Equity Adjustments        Dividends received    market
                                                             --------    ----------------------     ---------------------   -------
                                                                                                                            Quarter

                                                             December     1st      1st      4th       1st     1st     4th      1st
                                                             31, 2002    2003     2002     2002      2003    2002    2002     2003
                                                             --------    ----     ----   ------     -----   -----   -----   ------
Investments in affiliated companies and joint ventures

Steel
  Usinas Siderurgicas de Minas Gerais S.A - USIMINAS             --       10        3        --        --       2      --      55
  Companhia Siderurgica de Tubarao - CST                         --        6       (7)        8         5      --       3     148
  California Steel Industries Inc. - CSI                         --        3       (1)        7        --      --       3      --

Aluminum and bauxite
  Mineracao Rio do Norte S.A. - MRN                              --        4        4         7         5      13      --      --
  Valesul Aluminio S.A. -  VALESUL                               --        4        1         6        --      --       6      --
  Aluminio Brasileiro S.A. - ALBRAS                              --       39        9        --        --      --      --      --
  Alumina do Norte do Brasil S.A. - ALUNORTE
  (Consolidated as from June 30, 2002, after
   acquisition of control)                                       --       --        5        --        --      --      --      --

Iron ore and pellets
  Caemi Mineracao e Metalurgia S.A                               --        5        1       (13)       --      --      --      88
  Companhia  Nipo-Brasileira de Pelotizacao - NIBRASCO           --        1       (1)        2        --      --       2      --
  Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS      --        1        1        --         2       1       1      --
  Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO         --       --        1        --        --      --      --      --
  Companhia Italo-Brasileira de Pelotizacao - ITABRASCO          --       --        1         1        --      --       4      --
  Gulf Industrial Investment Company - GIIC                      --        2        2         2         5       6      --      --
  SAMARCO Mineracao S.A. - SAMARCO                               30       19       11        31        14      --      --      --

Others
  Fertilizantes Fosfatados S.A. -  FOSFERTIL                     --        3        2         3         5       2      --      38
  Others                                                         --        4       --        --        --       1      --      --
                                                               ----     ----     ----      ----      ----    ----    ----
                                                                 30      101       32        54        36      25      19

Balance / Change in provision for losses on
equity investments:
  Aluminio Brasileiro S.A. - ALBRAS                              --        1        6        69        --      --      --      --
  Companhia Ferroviaria do Nordeste - CFN                        --       --       (1)       --        --      --      --      --
  Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO         --        3       --         3        --      --      --      --
                                                                                                                               --
  Ferrovia Centro-Atlantica S.A. - FCA                           --      (11)      (3)      (10)       --      --      --      --
  MRS Logistica S.A                                              --        1       --         7        --      --      --      --
  CSN Aceros                                                     --       (1)      --        (2)       --      --      --      --
                                                               ----      ---      ---       ---      ----    ----    ----    ----
                                                                 --       (7)       2        67        --      --      --
                                                               ----      ---      ---       ---      ----    ----    ----    ----

                                                                 30       94        34       121      36      25      19
                                                               ----     ----     ----      ----      ----    ----    ----    ----

Available for sale investments
  SIDERAR (costs $24)                                            --       --       --        --        --      --      --      43
                                                               ----     ----     ----      ----      ----    ----    ----
  Total                                                          30       94       34       121        36      25      19
                                                              =====     ====     ====     =====      ====    ====    ====

           Information with respect to other major affiliates' financial position and results of operations is as follows:

                                                              ALBRAS                              MRN
                                            ------------------------        -------------------------
                                            March 31,       December        March 31,         December
                                                2003        31, 2002             2003         31, 2002
                                            ---------      ---------        ---------        ---------
            Balance Sheet
               Current assets ...........        176            158                52               51
               Noncurrent assets ........        399            370               507              504
               Current liabilities ......       (182)          (197)              (58)             (45)
               Noncurrent liabilities ...       (314)          (333)              (99)            (105)
                                               -----          -----             -----            -----
               Stockholders equity ......         79             (2)              402              405
                                               =====          =====             =====            =====
            Our participation............      51.00%         51.00%            40.00%           40.00%
                                               -----          -----             -----            -----
            Investments .................         40             (1)              161              162
                                                ====           ====              ====             =====

                                                                    ALBRAS                                        MRN
                                       -----------------------------------     ---------------------------------------
                                                                                                               Quarter
                                       -----------------------------------     ---------------------------------------
                                         1st 2003    1st 2002     4th 2002       1st 2003      1st 2002       4th 2002
                                       ----------  ----------   ----------     ----------    ----------     ----------
Statement of Operations
   Net sales .....................          137         115           136             41             32             55
   Costs and expenses ............          (53)        (85)          (52)           (29)           (21)           (40)
                                       ----------  ----------   ----------     ----------    ----------     ----------
   Income before income taxes ....           84          30            84             12             11             15
   Income taxes ..................           (5)         --            52             (2)            (1)            (3)
   Equity in results of affiliates           --          --            --             --             (1)             5
                                       ----------  ----------   ----------     ----------    ----------     ----------

   Net income ....................           79           30          136             10              9             17
                                       ==========  ==========   ==========     ==========    ==========     ==========
Our participation ................        51.00%      51.00%        51.00%         40.00%         40.00%         40.00%
Participation in results .........           40          15            69              4              4              7
Change in provision for losses ...           (1)         (6)          (69)            --             --             --
                                       ----------  ----------   ----------     ----------    ----------     ----------
Equity adjustments ...............           39           9            --              4              4              7
                                       ==========  ==========   ==========     ==========    ==========     ==========

           The financial position and results of operations of our affiliates in the steel sector (USIMINAS, CST and CSI) are no longer significant to our consolidated financial information.

8          Commitments and contingencies

(a) At March 31, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $499, of which $383 is denominated in United States dollars and the remaining $116 in local currency, as follow:

                                                  Amount of       Denominated                         Final          Counter
Affiliate or Joint Venture                        guarantee          currency            Purpose   maturity       guarantees
---------------------------------------------- ------------- -----------------   --------------- ----------   --------------

 ALBRAS .......................................     284              US$         guarantee           2007
                                                     46              R$          Debt guarantee      2010               None
 FCA ..........................................      51              US$         Debt guarantee      2009               None
                                                     65              R$          Debt guarantee      2012               None
 KOBRASCO .....................................      13              US$         Debt guarantee      2003               None
 SEPETIBA
 TECON ........................................      19              US$         Debt guarantee      2005               None
                                                      4              R$          Debt guarantee      2012               None
 SAMARCO ......................................      12              US$         Debt guarantee      2020               None
 VALESUL ......................................       1              R$          Debt guarantee      2006               None
                                                                                                                  Collateral
 NIBRASCO .....................................       4              US$         Debt guarantee      2004             Pledge
                                               --------
                                                    499
                                               ========

           We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees except in the case of Albras and Samarco.

(b) CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

           The provision for contingencies and the related judicial deposits are composed as follows:

                                                         March 31, 2003                  December 31, 2002
                                        -------------------------------  ---------------------------------
                                          Provision for        Judicial      Provision for        Judicial
                                          contingencies        deposits      contingencies        deposits
                                        ---------------  --------------  -----------------   -------------

          Labor claims ..............               126              57                109             52
          Civil claims ..............               107              36                 95             32
          Tax - related actions......               232             170                220            153
          Others ....................                 6               2                  4              2
                                        ---------------  --------------  -----------------   -------------
                                                    471             265                428            239
                                        ===============  =============== =================   =============

           Labor -related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

           Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

           Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements - CPMF.

           We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

           Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

           Contingencies settled in the three-month period ended March 31, 2003, and 2002 and December 31, 2002 aggregated $21, $19 and $19, respectively, and additional provisions aggregated $30, $33 and $27, respectively.

(c) We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial information with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take annual delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,356.00 per metric ton at March 31, 2003, represents an annual commitment of $281. Actual take from Albras was $65, $60 and $65 during the three-month period ended March 31, 2003 and 2002 and December 31, 2002, respectively.

(e) We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajas region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

           Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. This period was extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of March 31, 2003, each of us and BNDES had remaining commitments to contribute an additional $54 toward exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party's contributions, or may choose to have its financial interest proportionally diluted. If a party's participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

           Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder's fee production royalty on their share of mineral resources that are discovered and placed into production. This finder's fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder's fee is equal to 6.5% of revenues.

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g) At March 31, 2003 we have provided $46 for environmental liabilities and asset retirement obligations.

           We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

9          Segment and geographical information

           In 1999 we adopted SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" with respect to the information we present about our operating segments. SFAS 131 introduced a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

           Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

           Non-ferrous products - comprises the production of gold and other non-ferrous minerals.

           Logistics - comprises our transportation systems as they pertain to operation of our ships, ports and railroads for third-party cargos.

           Holdings - divided into the following sub-groups:

           o Aluminum - comprises aluminum trading activities, alumina refining and investments joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

           o Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

           o Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

           Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations.

           Consolidated net income and principal assets are reconciled as follows:

                                                                                                                   March 31, 2003
                                                        -------------------------------------------------------------------------
                                                                                                                         Combined
                                                        -------------------------------------------------------------------------
                                                                                                                         Holdings
                                                                           Non              -------------------------------------
                                                            Ferrous    ferrous    Logistics      Aluminum      Steel       Others
                                                        ----------- ---------- ------------ ------------- ---------- ------------
RESULTS
Gross revenues - Export.................................   1,080          23         21           149           --          --
Gross revenues - Domestic...............................     258          24         78            37           --          --
Cost and expenses.......................................  (1,001)        (38)       (61)         (159)           1          (3)
Depreciation, depletion and amortization................     (36)         (3)        (2)           (2)          --          --
Pension plan............................................      (3)         --         --            --           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
Operating profit........................................     298           6         36            25            1          (3)

Interest revenue........................................      45           1          3             3           --           1
Interest expense........................................     (96)         (2)        (1)           (5)          (3)         --

Foreign exchange and monetary losses, net...............      25           5         (3)           23           --          --
Equity in earnings......................................      34          --        (11)           48           19           4
Income taxes............................................     (66)         (1)        (1)           (2)          (1)         --
Change in accounting pratice for asset retirement
    obligations (note 4)................................     (10)         --         --            --           --          --
Minority interests......................................      --          (2)        --           (16)          --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
Net income..............................................     230           7         23            76           16           2
                                                        =========== ========== ============ ============= ========== ============

Sales classified by geographic destination:

Export market
Latin America...........................................     116          --         14            31           --          --
United States...........................................     101           4         --             2           --          --
Europe..................................................     440          17          4            87           --          --
Middle East.............................................      51          --          3            --           --          --
Japan...................................................     111           1         --            23           --          --
Asia, other than Japan..................................     261           1         --             6           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
                                                           1,080          23         21           149           --          --

Domestic market.........................................     258          24         78            37           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------

                                                           1,338          47         99           186           --          --
                                                        =========== ========== ============ ============= ========== ============

Assets:
Property, plant and equipment, net......................   2,563         464        162           430           --          27

Capital expenditures....................................      91          51         32            23           --           1

Investments in affiliated companies and  joint ventures
 and other investments, net of provision for losses.....     423          --         (7)          247          148          28
                                                        =========== ========== ============ ============= ========== ============
Capital employed........................................   2,521         138        188           405           22          10


                                                                          March 31, 2003
                                                        --------------------------------
                                                           Eliminations     Consolidated
                                                        --------------- ----------------
RESULTS
Gross revenues - Export.................................        (476)             797
Gross revenues - Domestic...............................         (41)             356
Cost and expenses.......................................         517             (744)
Depreciation, depletion and amortization................          --              (43)
Pension plan............................................          --               (3)
                                                        --------------- ----------------
Operating profit........................................          --              363

Interest revenue........................................         (25)              28
Interest expense........................................          25              (82)

Foreign exchange and monetary losses, net...............          --               50
Equity in earnings......................................          --               94
Income taxes............................................          --              (71)
Change in accounting pratice for asset retirement
    obligations (note 4)................................          --              (10)
Minority interests......................................          --              (18)
                                                        --------------- ----------------
Net income..............................................          --              354
                                                        =============== ================

Sales classified by geographic destination:

Export market
Latin America...........................................         (72)              89
United States...........................................         (50)              57
Europe..................................................        (170)             378
Middle East.............................................         (16)              38
Japan...................................................         (49)              86
Asia, other than Japan..................................        (119)             149
                                                        --------------- ----------------
                                                                (476)             797

Domestic market.........................................         (41)             356
                                                        --------------- ----------------
                                                                (517)
                                                                                1,153
                                                        =============== ================

Assets:
Property, plant and equipment, net......................          --            3,646

Capital expenditures....................................          --              198

Investments in affiliated companies and  joint ventures
 and other investments, net of provision for losses.....          --              839
                                                        =============== ================
Capital employed........................................          --            3,284

Operating profit by product - after eliminations

                                                                                                                     March 31, 2003
                                      ----------------------------------------------------------------------------------------------
                                                                                Impairment/
                                                                               Gain on sale
                                             Revenues        (1)               of property,     Depreciation,
                 ------------------------------------     Cost and                plant and     depletion and    Pension   Operating
                     Export     Domestic        Total     expenses      Net       equipment      amortization       plan      profit
                 ---------- ------------ ------------ ------------ -------- --------------- ----------------- ---------- -----------
Ferrous
Iron ore .......     421          126          547         (265)        282           --            (18)           (2)         262
Pellets ........     152           47          199         (167)         32           --             (3)           (1)          28
Manganese ......      13            2           15           (5)         10           --             --            --           10
Ferroalloys ....      43           17           60          (54)          6           --             (2)           --            4
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     629          192          821         (491)        330           --            (23)           (3)         304

Non ferrous
Gold ...........       9           --            9           (8)          1           --             --            --            1
Potash .........      --           21           21          (12)          9           --             (1)           --            8
Kaolin .........      13            3           16          (10)          6           --             (1)           --            5
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                      22           24           46          (30)         16           --             (2)           --           14

Aluminum
Alumina ........      59           34           93          (73)         20           --             (2)           --           18
Aluminum .......      70           --           70          (66)          4           --             --            --            4
Bauxite ........       4           --            4           (4)         --           --             --            --           --
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     133           34          167         (143)         24           --             (2)           --           22

Logistics
Railroads ......      --           66           66          (22)         44           --            (14)           --           30
Ports ..........      --           28           28           (9)         19           --             (2)           --           17
Ships ..........      13            8           21          (39)        (18)          --             --            --          (18)
                  ------       ------       ------       ------      ------       ------         ------        ------       ------

                      13          102          115          (70)         45           --            (16)           --           29
Others..........      --            4            4          (10)         (6)          --             --            --           (6)
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     797         356         1,153         (744)        409           --            (43)           (3)         363
                  ======       ======       ======       ======      ======       ======         ======        ======       ======

(1) Cost and expenses include contingency provisions of $9.

                                                                                                                   March 31, 2002
                                                        -------------------------------------------------------------------------
                                                                                                                         Combined
                                                        -------------------------------------------------------------------------
                                                                                                                         Holdings
                                                                           Non              -------------------------------------
                                                            Ferrous    ferrous    Logistics      Aluminum      Steel       Others
                                                        ----------- ---------- ------------ ------------- ---------- ------------
RESULTS
Gross revenues - Export                                      949          44         10            68           --          --
Gross revenues - Domestic                                    216          17         81            --           --           1
Cost and expenses                                           (856)        (49)       (55)          (62)          --          --
Depreciation, depletion and
amortization ...........................................     (53)         (6)        (6)           --           --          (1)
Pension  plan ..........................................      (3)         --         --            --           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
Operating  profit ......................................     253           6         30             6           --          --
Interest revenue                                              41          --          3             1           --          --
Interest expense                                             (70)         (2)        (1)           --           (1)         --

Foreign exchange/translation gain(loss)                       (6)          1         --            --           --          --
Equity in earnings .....................................      16          --         (4)           25           (5)          2
Income taxes ...........................................     (17)         --         (1)           (1)          --          --
Minority interests .....................................      (1)         --         --            --           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
Net income .............................................     216           5         27            31           (6)          2
                                                        =========== ========== ============ ============= ========== ============
Sales classified by geographic destination:
Export market
Latin America...........................................      64          --          5             7           --          --
United States...........................................      89          13          3            --           --          --
Europe..................................................     393          29          2            61           --          --
Middle East.............................................      43          --         --            --           --          --
Japan...................................................     113           1         --            --           --          --
Asia, other than Japan..................................     247           1         --            --           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
                                                             949          44         10            68           --          --
Domestic market.........................................     216          17         81            --           --           1
                                                        ----------- ---------- ------------ ------------- ---------- ------------
                                                           1,165          61         91            68           --           1
                                                        =========== ========== ============ ============= ========== ============




Assets :
Property, plant and equipment, net                         3,196         287        280            --           --          94

Capital expenditures                                         130           3          9            --           --           3

Investments in affiliated companies and joint ventures
 and other investments, net of provision for loss            718          28         39           306          152          --
                                                        =========== ========== ============ ============= ========== ============
Capital employed                                           3,032         293        285           (13)          24          50

                                                                       March 31, 2002
                                                        -----------------------------
                                                        Eliminations     Consolidated
                                                        ------------- ----------------
RESULTS
Gross revenues - Export.................................     (377)            694
Gross revenues - Domestic...............................      (22)            293
Cost and expenses.......................................      399            (623)
Depreciation, depletion and
  amortization .........................................       --             (66)
Pension  plan ..........................................       --              (3)
                                                        ------------- ----------------
Operating  profit ......................................       --             295
Interest revenue........................................      (12)             33
Interest expense........................................       12             (62)

Foreign exchange/translation gain(loss).................       --              (5)
Equity in earnings .....................................       --              34
Income taxes ...........................................       --             (19)
Minority interests .....................................       --              (1)
                                                        ------------- ----------------
Net income .............................................       --             275
                                                        ============= ================
Sales classified by geographic destination:
Export market
Latin America...........................................      (25)             51
United States...........................................      (40)             65
Europe..................................................     (143)            342
Middle East.............................................       (4)             39
Japan...................................................      (52)             62
Asia, other than Japan..................................     (113)            135
                                                        ------------- ----------------
                                                             (377)            694
Domestic market.........................................      (22)            293
                                                        ------------- ----------------
                                                             (399)            987
                                                        ============= ================


Assets :
Property, plant and equipment, net......................      --            3,857

Capital expenditures....................................      --              145

Investments in affiliated companies and joint ventures
 and other investments, net of provision for loss.......      --            1,243
                                                        ============= ================
Capital employed........................................      --           3,6710

Operating profit by product - after eliminations

                                                                                                                     March 31, 2002
                                      ----------------------------------------------------------------------------------------------
                                                                                Impairment/
                                                                               Gain on sale
                                             Revenues        (1)               of property,     Depreciation,
                 ------------------------------------     Cost and                plant and     depletion and    Pension   Operating
                     Export     Domestic        Total     expenses      Net       equipment      amortization       plan      profit
                 ---------- ------------ ------------ ------------ -------- --------------- ----------------- ---------- -----------
Ferrous
Iron ore .......     410          104          514         (278)        236           --            (26)           (2)         208
Pellets ........     116           36          152         (116)         36           --             (1)           (1)          34
Manganese ......      14            4           18          (10)          8           --             (1)           --            7
Ferroalloys ....      33           21           54          (42)         12           --             (1)           --           11
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     573          165          738         (446)        292           --            (29)           (3)         260
Non ferrous
Gold ...........      34           --           34          (22)         12           --            (10)           --            2
Potash .........      --           16           16          (11)          5           --             (1)           --            4
Kaolin .........      10            2           12           (6)          6           --             (1)           --            5
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                      44           18           62          (39)         23           --            (12)           --           11
Aluminum
Alumina ........       6           --            6           (4)          2           --             --            --            2
Aluminum .......      60           --           60          (57)          3           --             --            --            3
Bauxite ........       2           --            2           (2)         --           --             --            --           --
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                      68           --           68          (63)          5           --             --            --            5
Logistics
Railroads ......      --           72           72           (7)         65          (20)           (20)           --           25
Ports ..........      --           16           16          (11)          5           --             (2)           --            3
Ships ..........       9           14           23           (7)         16           (7)            (2)           --            7
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                       9          102          111          (25)         86          (27)           (24)           --           35
Others .........      --            8          8            (23)        (15)          --             (1)           --          (16)
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     694          293          987         (596)        391          (27)           (66)           (3)         295
                  ======       ======       ======       ======      ======       ======         ======        ======       ======

(1) Cost and expenses include contingency provisions of $23.

                                                                                                                 4th Quarter 2002
                                                        -------------------------------------------------------------------------
                                                                                                                         Combined
                                                        -------------------------------------------------------------------------
                                                                                                                         Holdings
                                                                           Non              -------------------------------------
                                                            Ferrous    ferrous    Logistics      Aluminum      Steel       Others
                                                        ----------- ---------- ------------ ------------- ---------- ------------
RESULTS
Gross revenues - Export.................................   1,139          24         11           117           --          --
Gross revenues - Domestic...............................     206          26        138            30           --          (1)
Cost and expenses.......................................  (1,022)       (101)       (69)         (108)          2          (15)
Depreciation, depletion and amortization................     (36)         (3)        (2)           (2)          --          --
Pension plan ...........................................      (2)         --         (1)           --           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
Operating profit .......................................     285         (54)        77            37            2         (16)
Interest revenue........................................      77           1          3             3            1          --
Interest expense........................................     (83)         (1)        --            (6)          (3)         --
Foreign exchange and monetary losses, net...............     246          11        (51)           55           --           6
Equity in earnings .....................................      28          --         (3)           82           14          --
Income taxes ...........................................    (130)         --         (7)           24           --           4
Minority interests .....................................       2          (6)        --           (29)          --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
Net income .............................................     425         (49)        19           166           14          (6)
                                                        =========== ========== ============ ============= ========== ============

Sales classified by geographic destination:
Export market

Latin America...........................................     102          --          5            10           --          --
United States...........................................      89           1         --             2           --          --
Europe..................................................     477          19          5            84           --          --
Middle East.............................................      88          --         --            --           --          --
Japan...................................................     125           1         --            11           --          --
Asia, other than Japan..................................     258           3          1            10           --          --
                                                        ----------- ---------- ------------ ------------- ---------- ------------
                                                           1,139          24         11           117           --          --
Domestic market.........................................     206          26        138            30           --          (1)
                                                        ----------- ---------- ------------ ------------- ---------- ------------
                                                           1,345          50        149           147           --          (1)
                                                        =========== ========== ============ ============= ========== ============

Assets:

Property, plant and equipment, net......................   2,346         400        144           383           --          24

Capital expenditures....................................     524         132         33            63           --          14

Investments in affiliated companies and joint ventures
 and other investments, net of provision for losses.....     395          --        (27)          201          133          30
                                                        =========== ========== ============ ============= ========== ============
Capital employed........................................   2,340         119        161           209           21          27

                                                                      4th Quarter 2002
                                                        ------------------------------
                                                         Eliminations     Consolidated
                                                        ------------- ----------------
Gross revenues - Export.................................     (525)           766
Gross revenues - Domestic...............................      (64)           335
Cost and expenses.......................................      599           (714)
Depreciation, depletion and amortization................       --            (43)
Pension plan ...........................................       --             (3)
                                                           ------         ------
Operating profit .......................................       10            341
Interest revenue........................................      (45)            40
Interest expense........................................       45            (48)
Foreign exchange and monetary losses, net...............      (10)           257
Equity in earnings .....................................       --            121
Income taxes ...........................................       --           (109)
Minority interests .....................................       --            (33)
                                                           ------         ------
Net income .............................................       --            569
                                                           ======         ======


Sales classified by geographic destination:
Export market

Latin America...........................................      (59)            58
United States...........................................      (59)            33
Europe..................................................     (198)           387
Middle East.............................................      (20)            68
Japan...................................................      (58)            79
Asia, other than Japan..................................     (131)           141
                                                           ------         ------
                                                             (525)           766
Domestic market.........................................      (64)           335
                                                           ------         ------
                                                             (589)         1,101
                                                           ======         ======
Assets:

Property, plant and equipment, net......................       --          3,297

Capital expenditures....................................       --            766

Investments in affiliated companies and joint ventures
 and other investments, net of provision for losses.....       --            732
                                                           ======         ======
Capital employed........................................       --          2,877

Operating profit by product - after eliminations

                                                                                                                    4th Quarter 2002
                 -------------------------------------------------------------------------------------------------------------------
                                                                                Impairment/
                                                                               Gain on sale
                                             Revenues                          of property,     Depreciation,
                 ------------------------------------     Cost and                plant and     depletion and    Pension   Operating
                     Export     Domestic        Total     expenses      Net       equipment      amortization       plan      profit
                 ---------- ------------ ------------ ------------ -------- --------------- ----------------- ---------- -----------
Ferrous
Iron ore .......     406          135          541         (234)        307           --            (27)           (2)         278
Pellets ........     160           36          196         (149)         47           --              2            --           49
Manganese ......       9           (2)           7            3          10           --             (4)           --            6
Ferroalloys ....      46           13           59          (50)          9           --             (1)           --            8
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     621          182          803         (430)        373           --            (30)           (2)         341

Non ferrous
Gold ...........      13           --           13          (32)        (19)         (35)             1            --          (53)
Potash .........      --           24           24          (15)          9           --             (1)           --            8
Kaolin .........      10            2           12           (8)          4           --             --            --            4
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                      23           26           49          (55)         (6)         (35)            --            --          (41)
Aluminum
Alumina ........      45           28           73          (63)         10           --             (2)           --            8
Aluminum .......      73           --           73          (64)          9           --             --            --            9
Bauxite ........       4           --            4           (4)         --           --             --            --           --
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     122           28          150         (131)         19           --             (2)           --           17
Logistics
Railroads ......      --           76           76          (29)         47           --            (11)           (1)          35
Ports ..........      --           11           11          (16)         (5)          --             (1)           --           (6)
Ships ..........      --           11           11          (25)        (14)          --             --            --          (14)
                  ------       ------       ------       ------      ------       ------         ------        ------       ------

                      --           98           98          (70)         28           --            (12)           (1)          15
Others .........      --            1            1            7           8           --              1            --            9
                  ------       ------       ------       ------      ------       ------         ------        ------       ------
                     766          335        1,101         (679)        422          (35)           (43)           (3)         341
                  ======       ======       ======       ======      ======       ======         ======        ======       ======

10         Derivative financial instruments

           Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

           We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

           The asset (liability) balances at March 31, 2003, 2002 and December 31, 2002 and the movement in fair value of derivative financial instruments is as follows:

                                                                       Interest
                                                                          rates
                                                                Gold     (libor)       Currencies       Alumina     Total
                                                           ---------  ----------  ---------------  ------------  --------
Unrealized gains (losses) at January 1, 2002...............      7         (36)              (4)            -      (33)

Change in the period.......................................    (10)         18               (2)            -        6

Gains (losses) realized in the period......................      1          (7)               -             -       (6)
                                                           ---------  ----------  ---------------  ------------  --------
Unrealized gains (losses) at March 31, 2002................     (2)        (25)              (6)            -      (33)
                                                           =========  ==========  ===============  ============  ========
Unrealized gains (losses) at October 1, 2002...............     (4)        (65)               2             4      (63)

Financial settlement.......................................      -           3                2            (1)       4

Gains (losses) in the period...............................    (10)          9               (6)            -       (7)

Effect of exchange rate changes............................     (1)         (7)               1             -       (7)
                                                           ---------  ----------  ---------------  ------------  --------
Unrealized gains (losses) at December 31, 2002.............    (15)        (60)              (1)            3      (73)
                                                           =========  ==========  ===============  ============  ========
Unrealized gains (losses) at January 1, 2003...............    (15)        (60)              (1)            3      (73)

Financial settlement.......................................      -           4                -             -        4

Gains (losses) in the period...............................      5          (8)               -             -       (3)

Effect of exchange rate changes............................      -          (4)               -             -       (4)
                                                           ---------  ----------  ---------------  ------------  --------
Unrealized gains (losses) at March 31, 2003................    (10)        (68)              (1)            3      (76)
                                                           =========  ==========  ===============  ============  ========

           Realized and unrealized gains (losses) are included in our income statement under the following captions:

           Gold - operating costs and expenses;
           Interest rates - financial expenses;
           Currencies - foreign exchange and monetary losses, net.

           Final maturity dates for the above instruments are as follows:

           Gold...............................................   December 2006
           Interest rates (libor).............................        May 2007
           Currencies.........................................        May 2005

(a)        Interest Rate and Exchange Rate Risk

           Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

           There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, 89% of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while 49% of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

           With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

           From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the three months ended March 31, 2003 and the year ended December 31, 2002 our use of such instruments was not significant.

(b)        Commodity Price Risk

           We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

           In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

           Our affiliate Albras manages the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for Albras using the equity method.

11         Subsequent Events

           Payment of Interest on Stockholders' Equity

           On April 16, 2003, the Board of Directors approved the first installment of its US$ 1.04 per share minimum dividend for 2003. The minimum dividend was determined in accordance to the CVRD dividend policy announced on November 13, 2002.

           According the procedures previously annouced on January 30, 2003, the Company will pay the minimum dividend for 2003 in two equal installments, on April 30 and October 31, 2003, respectively.

           Acquisition of Caemi

           On March 31, 2003, CVRD signed an agreement with Mitsui & Co. (Mitsui) to acquire all its common and preferred shares in Caemi Mineracao e Metalurgia S. A (Caemi) for US$ 426.4 million. The acquisition is subject to the review and approval by antitrust authorities in addition to due diligence procedures. These shares represent 50% and 40% of the common and preferred shares, respectively, of that company. After the transaction, CVRD will detain 100% of the common shares, 40% of the preferred shares and 60.2% of the total capital.

           CST Shares Acquisition

           On March 27, 2003, CVRD and Arcelor entered an agreement with Acestia S.A. (Acesita) to buy shares of Companhia Siderurgica de Tubarao
           (CST). The shares acquired are not covered by the CST shareholders' agreement.

           Through this agreement CVRD acquired, by April 24, 2003, 4.42% of the common shares and 5.64% of the preferred shares of CST, representing 5.17% of CST's total capital for $60. Simultaneously, Arcelor acquired common and preferred shares of CST to arrive at the same respective share holdings as CVRD. After the transaction, CVRD will detain 24.93% of the common shares, 29.96% of the preferred shares and 28.02% of the total capital.

           Acesita owns an additional 14.85% of CST's voting capital, the acquisition of which is subject to authorization by the other parties to that shareholders' agreement authorize the transaction until the expiration of the shareholders' agreement in May 2005.

           Restructuring in participation of Logistics Companies

           On April 16, 2003, CVRD, Companhia Siderurgica Nacional (CSN) and other unlisted companies entered into an agreement for the reorganization of their common interests in logistics companies. The agreement is subject to approval by regulatory authorities and by certains creditors of CSN and CVRD, adjustments to commercial agreements and the waiver by other shareholders of the exercise of any rights of first refusal.

           The agreement involves three transactions:

           o The acquisition by CVRD of CSN's 11.95% stake in Ferrovia Centro-Atlantica (FCA).

           o The sale to CSN of CVRD's stake in its equity investees, Sepetiba Tecon S.A. (STSA), a company that operates Container Terminal 1 at the Port of Sepetiba (TECON), in Rio de Janeiro State. TECON will allow CVRD to handle containers through TECON over the next ten years and guaranteeing maintenance of port conditions for the handling of containers.

           o The sale by CVRD to CSN and Taquari Participacoes S. A. (Taquari) of 32.4% of the capital of Companhia Ferroviaria do Nordeste (CFN).

           The purchase and sale obligations, if the conditions are fulfilled, will result in a net cash outflow of $6 by CVRD.

           Pig Iron Project with NUCOR

           On April 24, 2003, CVRD and Nucor Corporation (NUCOR) signed an agreement to construct and operate an environmentally friendly pig iron project in Northern Brazil with a capacity of approximately 380,000 metric tons of pig iron per year in its initial phase. Iron ore will be obtained its Carajas mine and its forestry assets hold by Celmar S.A..

           NUCOR will invest US$10 million in the project while CVRD's equity contribution will be the land and the forest assets (currently owned by its wholly owned subsidiary Celmar S.A.). The total capital of the project will be about US$ 80 million. The ownership will be split 78% CVRD and 22% NUCOR.

                                      * * *

           Supplemental Financial Information

           The following information provides additional details in relation to the balance sheet and financial performance of equity investees as well as certain financial ratios. The accounting information contained therein was subject to certain agreed-upon procedures performed by our independent accountants.

           EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees. EBITDA is not a US GAAP measurement and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Aluminum Area - Valesul (Additional information - Unaudited)
---------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                    Information                                                                                            2003
---------------------------------------------------------------------------------------------------------------------------------
                                                                             1Q          2Q          3Q          4Q       Total
                                                                   --------------------------------------------------------------

Quantity sold - external market                      MT (thousand)            9                                               9

Quantity sold - internal market                      MT (thousand)           10                                              10
                                                                   --------------------------------------------------------------

Quantity sold - total                                MT (thousand)           19           -           -           -          19
                                                                   ==============================================================

Average sales price - external market                     US$          1,505.49                                        1,505.49
Average sales price - internal market                     US$          1,933.02                                        1,933.02
Average sales price - total                               US$          1,730.60                                        1,730.60

Long-term indebtedness, gross                             US$
                                                                              1                                               1

Short-term indebtedness, gross                            US$                 1                                               1
                                                                   --------------------------------------------------------------

Total indebtedness, gross                                 US$                 2           -           -           -           2
                                                                   ==============================================================
Stockholders' equity                                      US$                84                                              84
                                                                   ==============================================================


EBITDA                                                    US$                10           -           -            -        10

Depreciation, amortization and depletion                  US$               (1)           -           -           -         (1)

Impairment / gain on sale                                 US$                 -           -           -           -           -

Dividends received from equity investees                  US$                 -           -           -           -           -
                                                                   --------------------------------------------------------------

Operating income                                          US$                 9           -           -           -           9

Net financial result                                      US$                 -                                               -
                                                                   --------------------------------------------------------------
Income before income tax and social contribution          US$                 9           -           -           -           9

Income tax and social contribution                        US$                (1)                                             (1)
                                                                   --------------------------------------------------------------

Net income                                                US$                 8           -           -           -           8
---------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                    Information                                                                         2002
-------------------------------------------------------------------------------------------------------------
                                                          1Q          2Q          3Q          4Q       Total
                                                  -----------------------------------------------------------

Quantity sold - external market                            9          12           8          13          42

Quantity sold - internal market                           12          11          11          14          48
                                                  -----------------------------------------------------------

Quantity sold - total                                     21          23          19          27          90
                                                  ===========================================================

Average sales price - external market               1,467.44    1,481.49    1,485.09    1,413.67    1,459.01
Average sales price - internal market               1,906.21    1,865.52    1,779.65    1,801.29    1,837.32
Average sales price - total                         1,720.97    1,663.20    1,654.96    1,618.98    1,661.77

Long-term indebtedness, gross
                                                           2           1           1           1           1

Short-term indebtedness, gross                             1           1           -           1           1
                                                  -----------------------------------------------------------

Total indebtedness, gross                                  3           2           1           2           2
                                                  ===========================================================
Stockholders' equity                                      95          83          66          72          72
                                                  ===========================================================



EBITDA                                                     6           9           9          14          38

Depreciation, amortization and depletion                  (1)         (1)         (1)         (1)         (4)

Impairment / gain on sale                                  -           -           -           -           -

Dividends received from equity investees                   -           -           -           -           -
                                                  -----------------------------------------------------------
Operating income                                           5           8           8          13          34

Net financial result                                       -           -           -          (1)         (1)
                                                  -----------------------------------------------------------
Income before income tax and social contribution           5           8           8          12          33

Income tax and social contribution                        (2)         (2)         (1)         (2)         (7)
                                                  -----------------------------------------------------------

Net income                                                 3           6           7          10          26
-------------------------------------------------------------------------------------------------------------

Aluminum Area - MRN (Additional information - Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
    Information                                                                       2003                                     2002
------------------------------------------------------------------------------------------------------------------------------------
                                                               1Q   2Q     3Q   4Q   Total      1Q       2Q      3Q      4Q   Total
                                                         ---------------------------------------------------------------------------
Quantity sold - external market            MT (thousand)      711                      711     485      790     740     601   2,616
Quantity sold - internal market            MT (thousand)    1,485                    1,485   1,296    1,820   1,815   2,381   7,312
                                                         ---------------------------------------------------------------------------
Quantity sold - total                      MT (thousand)    2,196    -      -    -   2,196   1,781    2,610   2,555   2,982   9,928
                                                         ===========================================================================

Average sales price - external market           US$         21.31                    21.31   20.56    19.09   19.21   21.42   19.93
Average sales price - internal market           US$         18.24                    18.24   19.46    18.01   18.16   20.32   19.06
Average sales price - total                     US$         19.23                    19.23   19.76    18.34   18.46   20.54   19.29
Long-term indebtedness, gross                   US$            69                       69      96       90      78      76      76
Short-term indebtedness, gross                  US$            44                       44      14       19      23      29      29
                                                         ---------------------------------------------------------------------------
Total indebtedness, gross                       US$           113    -      -    -     113     110      109     101     105     105
                                                         ===========================================================================

Stockholders' equity                            US$           402                      402     364      377     388     405     405
                                                         ===========================================================================

EBITDA                                          US$            25    -      -    -      25      21       17      27      36     101
Depreciation, amortization and depletion        US$           (10)   -      -    -     (10)     (9)      (4)    (15)    (10)    (38)
Impairment / gain on sale                       US$             -    -      -    -       -       -        -       -       -       -
Dividends received from equity investees        US$             -    -      -    -       -       -        -       -       -       -
                                                         ---------------------------------------------------------------------------

Operating income                                US$            15    -      -    -      15      12       13      12      26      63
Gain (loss) on investments accounted
  for by the equity method                      US$             -                        -      (1)      20       -       -      19
Non-operating result                            US$            (3)                      (3)     -        13      17     (6)      24
Net financial result                            US$             -                        -      (1)       -       -       -     (1)
                                                         ---------------------------------------------------------------------------
Income before income tax and social
  contribution                                  US$            12    -      -    -      12      10       46      29      20     105
Income tax and social contribution              US$            (2)                      (2)     (1)      (8)      1      (3)    (11)
                                                         ---------------------------------------------------------------------------
Net income                                      US$            10    -      -    -      10       9       38      30      17      94
-----------------------------------------------------------------------------------------------------------------------------------

Aluminum Area - Albras  (Additional information - Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                                                           2003
                          Information                                          1Q     2Q   3Q     4Q      Total
----------------------------------------------------------------------------------------------------------------
Quantity sold - external market                      MT (thousand)             99                            99
Quantity sold - internal market                      MT (thousand)              4                             4
                                                                         --------------------------------------
Quantity sold - total                                MT (thousand)            103      -    -      -        103
                                                                         ======================================

Average sales price - external market                     US$            1,336.40                      1,336.40
Average sales price - internal market                     US$            1,376.14                      1,376.14
Average sales price - total                               US$            1,337.98                      1,337.98


Long-term indebtedness, gross                             US$                 451                           451
Short-term indebtedness, gross                            US$                   -                             -
                                                                         --------------------------------------
Total indebtedness, gross                                 US$                 451      -    -      -        451
                                                                         ======================================
Stockholders' equity                                      US$                  79                            79
                                                                         ======================================


EBITDA                                                    US$                  56      -    -      -         56
Depreciation, amortization and depletion                  US$                  (3)     -    -      -         (3)
Impairment / gain on sale                                 US$                   -      -    -      -          -
Dividends received from equity investees                  US$                   -      -    -      -          -
                                                                         --------------------------------------
Operating income                                          US$                  53      -    -      -         53
Non-operating result                                      US$                  11                            11
Net financial result                                      US$                  19                            19
                                                                         --------------------------------------
Income before income tax and social contribution          US$                  83      -    -      -         83
Income tax and social contribution                        US$                  (4)                           (4)
                                                                         --------------------------------------
Net income                                                US$                  79      -    -      -         79
----------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                                                                                                        2002
                     Information                        1Q           2Q          3Q          4Q        Total
-------------------------------------------------------------------------------------------------------------

Quantity sold - external market                         84          108         101         100          393
Quantity sold - internal market                          4            2           3           4           13
                                                  ----------------------------------------------------------
Quantity sold - total                                   88          110         104         104          406
                                                  ==========================================================

Average sales price - external market             1,318.33     1,409.42    1,288.20    1,304.79     1,304.70
Average sales price - internal market             1,352.12     1,330.47    1,335.69    1,356.26     1,355.55
Average sales price - total                       1,319.81     1,332.13    1,289.68    1,306.47     1,306.38


Long-term indebtedness, gross                          524          507         499         466          466
Short-term indebtedness, gross                          73           49          20          20           20
                                                  ----------------------------------------------------------
Total indebtedness, gross                              597          556         519         486          486
                                                  ==========================================================
Stockholders' equity                                    56          (18)        (97)         (3)          (3)
                                                  ==========================================================


EBITDA                                                  46           57          54          58          215
Depreciation, amortization and depletion                (5)          (4)         (4)         (3)         (16)
Impairment / gain on sale                                -            -           -           -            -
Dividends received from equity investees                 -            -           -           -            -

                                                  ----------------------------------------------------------
Operating income                                        41           53          50          55          199
Non-operating result                                    (3)           1           2           -            -
Net financial result                                    (9)        (125)       (153)         56         (231)
                                                  ----------------------------------------------------------
Income before income tax and social contribution        29          (71)       (101)        111          (32)
Income tax and social contribution                      (2)           2           -          10           10
                                                  ----------------------------------------------------------
Net income                                              27          (69)       (101)        121          (22)
-------------------------------------------------------------------------------------------------------------

11.2 - Aluminum Area - ALUNORTE


--------------------------------------------------------------------------------------------------------------------------------
Information                                                                   2003                                          2002
--------------------------------------------------------------------------------------------------------------------------------
                                                     1Q    2Q    3Q    4Q    Total       1Q       2Q       3Q       4Q    Total
                                           -------------------------------------------------------------------------------------


Quantity sold -
external market                   MT (thousand)     289                        289      222      175      115      208      720

Quantity sold -
internal market                   MT (thousand)     201                        201      205      235      233      199      872
                                           -------------------------------------------------------------------------------------

Quantity sold - total             MT (thousand)     490     -     -     -      490      427      410      348      407    1,592
                                           =====================================================================================

Average sales price -
external market                   US$            170.93                     170.93   148.20   152.79   162.37   154.43   153.39
Average sales price -
internal market                   US$            173.60                     173.60   175.94   175.38   173.97   169.51   173.79
Average sales price - total       US$            172.03                     172.03   161.55   165.72   170.13   161.79   164.56
Long-term indebtedness, gross     US$               482                        482      455      455      473      481      481
                                           -------------------------------------------------------------------------------------
Total indebtedness, gross         US$               482     -     -     -      482      455      455      473      481      481
                                           =====================================================================================
Stockholders' equity              US$                91                         91      180       85     (30)       50       50
                                           =====================================================================================
EBITDA                            US$                23     -     -     -       23       14       18       23       15       70

Depreciation, amortization
and depletion                     US$               (3)     -     -     -       (3)      (3)      (3)      (2)      (2)     (10)

Impairment / gain on sale         US$                 -     -     -     -        -        -        -        -        -        -
Dividends received from
equity investees                  US$                 -     -     -     -        -        -        -        -        -        -
                                           -------------------------------------------------------------------------------------
Operating income                  US$                20     -     -     -       20       11       15       21       13       60
Non-operating result              US$                 -                          -       (2)      (1)       3        -        -
Net financial result              US$                20                         20       (3)     (89)    (150)      57     (185)
                                           -------------------------------------------------------------------------------------
Income before income tax
and social contribution           US$                40     -     -     -       40        6      (75)    (126)      70     (125)
Income tax and social
contribution                      US$                (4)    -     -             (4)       -        -        -       24       24
                                           -------------------------------------------------------------------------------------
Net income                        US$                36     -     -     -       36        6      (75)    (126)      94     (101)
--------------------------------------------------------------------------------------------------------------------------------

Aluminum Area - Aluvale (Additional information - Unaudited) -
Consolidated Subsidiary
----------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
      Information                                                                             2003                          2002
---------------------------------------------------------------------------------------------------------------------------------
                                                                          1Q    2Q   3Q  4Q  Total    1Q   2Q   3Q    4Q   Total
                                                                       ----------------------------------------------------------
Stockholders' equity                                            US$      354                   354   365  275  158   282     282
                                                                       ==========================================================

EBITDA                                                          US$        7     -    -   -      7    14   11    8     6      39
Depreciation, amortization and depletion                        US$        -     -    -   -      -     -    -    -             -
Impairment / gain on sale                                       US$        -     -    -   -      -     -    -    -     -       -
Dividends received from equity investees                        US$       (5)    -    -   -     (5)  (13) (10)  (7)   (7)    (37)
                                                                       ----------------------------------------------------------
Operating income                                                US$        2     -    -   -      2     1    1    1    (1)      2
Gain  on investments accounted for by the equity method         US$       66                    66    25  (43) (95)  138      25
Net financial result                                            US$        1                     1     2    4   (3)    2       5
                                                                       ----------------------------------------------------------
Income before income tax and social contribution                US$       69     -    -   -     69    28  (38) (97)  139      32
Income tax and social contribution                              US$        2                     2    (1)  (2)   1     -      (2)
                                                                       ----------------------------------------------------------
Net income                                                      US$       71     -    -   -     71    27  (40) (96)  139      30
---------------------------------------------------------------------------------------------------------------------------------

Pelletizing Affiliates - Kobrasco (Additional information - Unaudited)

---------------------------------------------------------------------------------------------------------------------------------
                        Information                                                                                         2003
                                                                             1Q           2Q          3Q         4Q         Total
---------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                        MT (thousand)        453                                              453
Quantity sold - internal market                        MT (thousand)        681                                              681
                                                                       ----------------------------------------------------------
Quantity sold - total                                  MT (thousand)      1,134            -           -          -        1,134
                                                                       ==========================================================

Average sales price - external market                       US$           29.89                                            29.89
Average sales price - internal market                       US$           30.72                                            30.72
Average sales price - total                                 US$           30.39                                            30.39


Long-term indebtedness, gross                               US$             124                                              124
                                                                       ----------------------------------------------------------
Total indebtedness, gross                                   US$             124            -           -          -          124
                                                                       ==========================================================
Stockholders' equity                                        US$             (28)                                             (28)
                                                                       ==========================================================

EBITDA                                                      US$               6            -           -          -            6

Depreciation, amortization and depletion                    US$              (1)           -           -          -           (1)
Impairment / gain on sale                                   US$               -            -           -          -            -
Dividends received from equity investees                    US$               -            -           -          -            -
                                                                       ----------------------------------------------------------
Operating income                                            US$               5            -           -          -            5
Net financial result                                        US$               5                                                5
                                                                       ----------------------------------------------------------
Income before income tax and social contribution            US$              10            -           -          -           10
Income tax and social contribution                          US$              (4)                                              (4)
                                                                       ----------------------------------------------------------
Net income                                                  US$               6            -           -          -            6
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            2002
                          Information                                         1Q           2Q          3Q        4Q         Total
---------------------------------------------------------------------------------------------------------------------------------
Quantity sold - external market                        MT (thousand)         436          534         850     1,074         2,894
Quantity sold - internal market                        MT (thousand)         420          478           -       242         1,140
                                                                       ----------------------------------------------------------
Quantity sold - total                                  MT (thousand)         856        1,012         850     1,316         4,034
                                                                       ==========================================================
Average sales price - external market                       US$            31.31        29.34       29.47     29.89         29.88
Average sales price - internal market                       US$            32.08        29.24           -     30.32         30.51
Average sales price - total                                 US$            31.69        29.30       29.47     29.97         30.09


Long-term indebtedness, gross                               US$              150          143         147       114           114
                                                                       ----------------------------------------------------------
Total indebtedness, gross                                   US$              150          143         147       114           114
                                                                       ==========================================================
Stockholders' equity                                        US$               23            3         (21)      (31)          (31)
                                                                       ==========================================================
EBITDA                                                      US$                7            2           5         5            19
Depreciation, amortization and depletion                    US$               (1)          (1)         (1)       (1)           (4)
Impairment / gain on sale                                   US$                -            -           -         -             -
Dividends received from equity investees                    US$                -            -           -         -             -
                                                                       ----------------------------------------------------------
Operating income                                            US$                6            1           4         4            15
Net financial result                                        US$               (2)         (27)        (46)       15           (60)
                                                                       ----------------------------------------------------------
Income before income tax and social contribution            US$                4          (26)        (42)       19           (45)
Income tax and social contribution                          US$               (1)           9          14        (7)           15
                                                                       ----------------------------------------------------------
Net income                                                  US$                3          (17)        (28)       12           (30)
----------------------------------------------------------------------------------------------------------------------------------

Pelletizing Affiliates - Hispanobras (Additional information - Unaudited)

-------------------------------------------------------------------------------------------------------------------------------
      Information                                                                    2003                                 2002
-------------------------------------------------------------------------------------------------------------------------------
                                                             1Q     2Q    3Q  4Q    Total     1Q     2Q      3Q     4Q   Total
                                                        -----------------------------------------------------------------------
Quantity sold - external market            MT (thousand)    268                       268    487    355     166    313   1,321
Quantity sold - internal market            MT (thousand)    637                       637    420    480     520    826   2,246
                                                        -----------------------------------------------------------------------
Quantity sold - total                      MT (thousand)    905      -     -   -      905    907    835     686  1,139   3,567
                                                        =======================================================================

Average sales price - external market           US$       29.54                     29.54  31.33  31.49   31.39  24.28   29.71
Average sales price - internal market           US$       29.95                     29.95  31.43  31.63   32.28  27.31   30.15
Average sales price - total                     US$       29.75                     29.75  31.38  31.56   32.07  25.80   29.77

                                                        -----------------------------------------------------------------------
Stockholders' equity                            US$          27                        27     36     31      25     27      27
                                                        =======================================================================

EBITDA                                          US$           3      -     -   -        3      5      5       5      2      17
Depreciation, amortization and depletion        US$           -      -     -   -        -     (1)     -       -     (1)     (2)
Impairment / gain on sale                       US$           -      -     -   -        -      -      -       -      -       -
Dividends received from equity investees        US$           -      -     -   -        -      -      -       -      -       -
                                                        -----------------------------------------------------------------------
Operating income                                US$           3      -     -   -        3      4      5       5      1      15
Net financial result                            US$          (1)                       (1)     -      -       1      -       1
                                                        -----------------------------------------------------------------------
Income before income tax and
  social contribution                           US$           2      -     -   -        2      4      5       6      1      16
Income tax and social contribution              US$          (1)                       (1)    (2)    (2)     (2)     -      (6)
                                                        -----------------------------------------------------------------------
Net income                                      US$           1      -     -   -        1      2      3       4      1      10
-------------------------------------------------------------------------------------------------------------------------------

Pelletizing Affiliates - Itabrasco (Additional information - Unaudited)

-------------------------------------------------------------------------------------------------------------------------
          Information                                                           2003                                2002
-------------------------------------------------------------------------------------------------------------------------
                                                             1Q   2Q   3Q  4Q  Total    1Q     2Q     3Q      4Q   Total
                                                         ----------------------------------------------------------------
Quantity sold - external market            MT (thousand)    306                  306   644    533    572     431   2,180
Quantity sold - internal market            MT (thousand)    507                  507   233    169    243     482   1,127
                                                         ----------------------------------------------------------------
Quantity sold - total                      MT (thousand)    813    -    -   -    813   877    702    815     913   3,307
                                                         ================================================================

Average sales price - external market           US$       29.97                29.97 31.16  28.46  29.96   30.01   29.71
Average sales price - internal market           US$       29.20                29.20 31.90  27.79  30.33   30.60   29.13
Average sales price - total                     US$       29.54                29.54 31.35  28.30  30.06   30.18   29.51


Long-term indebtedness, gross                   US$           5             -      5    18     17     16       -       -
                                                         ----------------------------------------------------------------
Total indebtedness, gross                       US$           5    -    -   -      5    18     17     16       -       -
                                                         ================================================================

Stockholders' equity                            US$          20                   20    27     24     20      17      17
                                                         ================================================================

EBITDA                                          US$           2    -    -   -      2     2      1      1       3       7
Depreciation, amortization and depletion        US$           -    -    -   -      -     -      -      -       -       -
Impairment / gain on sale                       US$           -    -    -   -      -     -      -      -       -       -
Dividends received from equity investees        US$           -    -    -   -      -     -      -      -       -       -
                                                         ----------------------------------------------------------------
Operating income                                US$           2    -    -   -      2     2      1      1       3       7
Non-operating result                            US$           -                    -     -      -      -       -       -
Net financial result                            US$          (1)                  (1)    -      3      5      (2)      6
                                                         ----------------------------------------------------------------
Income before income tax and
  social contribution                           US$           1    -    -   -      1     2      4      6       1      13
Income tax and social contribution              US$          (1)                  (1)   (1)    (2)    (2)      1      (4)
                                                         ----------------------------------------------------------------
Net income                                      US$           -    -    -   -      -     1      2      4       2       9
-------------------------------------------------------------------------------------------------------------------------

Pelletizing Affiliates - Nibrasco (Additional information - Unaudited)

------------------------------------------------------------------------------------------------------------------------------
       Information                                                                 2003                                  2002
------------------------------------------------------------------------------------------------------------------------------
                                                                1Q   2Q   3Q  4Q  Total      1Q     2Q     3Q      4Q   Total
                                                           -------------------------------------------------------------------
Quantity sold - external market              MT (thousand)     469                  469     407    686    290     783   2,166
Quantity sold - internal market - CVRD       MT (thousand)   1,303                1,303     584  1,544  1,520   1,301   4,949
Quantity sold - internal market - Others     MT (thousand)      28                   28       9     27     32      32     100
                                                           -------------------------------------------------------------------
Quantity sold - total                        MT (thousand)   1,800    -    -   -  1,800   1,000  2,257  1,842   2,116   7,215
                                                           ===================================================================

Average sales price - external market             US$        28.76                28.76   30.25  30.88  27.39   28.95   29.60
Average sales price - internal market             US$        27.38                27.38   30.49  31.58  25.69   28.25   28.77
Average sales price - total                       US$        27.75                27.75   30.39  31.36  25.96   28.52   29.01


Long-term indebtedness, gross                     US$            1                    1       4      2      2       1       1
Short-term indebtedness, gross                    US$            2                    2       2      2      2       2       2
                                                           -------------------------------------------------------------------
Total indebtedness, gross                         US$            3    -    -   -      3       6      4      4       3       3
                                                           ===================================================================

Stockholders' equity                              US$           25                   25      31     28     21      23      23
                                                           ===================================================================

EBITDA                                            US$            3    -    -   -      3       1      7      4       7      19
Depreciation, amortization and depletion          US$           (1)   -    -   -     (1)     (1)    (1)    (1)     (1)     (4)
Impairment / gain on sale                         US$            -    -    -   -      -       -      -      -       -       -
Dividends received from equity investees          US$            -    -    -   -      -       -      -      -       -       -
                                                           -------------------------------------------------------------------
Operating income                                  US$            2    -    -   -      2       -      6      3       6      15
Net financial result                              US$            -                    -      (1)    (1)     -       -      (2)
                                                           -------------------------------------------------------------------
Income before income tax and
  social contribution                             US$            2    -    -   -      2      (1)     5      3       6      13
Income tax and social contribution                US$           (1)                  (1)      -     (2)    (1)     (2)     (5)
                                                           -------------------------------------------------------------------
Net income                                        US$            1    -    -   -      1      (1)     3      2       4       8
------------------------------------------------------------------------------------------------------------------------------

Pelletizing Affiliates - Samarco (Additional information - Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
    Information                                                                       2003                                   2002
----------------------------------------------------------------------------------------------------------------------------------
                                                              1Q     2Q   3Q    4Q   Total     1Q      2Q      3Q     4Q    Total
                                                        --------------------------------------------------------------------------
Quantity sold - total                     MT (thousand)    3,988                     3,988  3,301   3,436   3,871  3,834   14,442
                                                        ==========================================================================

Average sales price - total                    US$         27.59                     27.59  28.48   28.78   27.93  29.22    28.60


Long-term indebtedness, gross                  US$            56                        56     93      87      76     67       67
Short-term indebtedness, gross                 US$           123                       123    169     181     170    142      142
                                                        --------------------------------------------------------------------------
Total indebtedness, gross                      US$           179      -    -     -     179    262     268     246    209      209
                                                        ==========================================================================

Stockholders' equity                           US$           336                       336    454     333     231    307      307
                                                        ==========================================================================

EBITDA                                         US$            61      -    -     -      61     38      46      47     65      196
Depreciation, amortization and depletion       US$           (10)     -    -     -     (10)    (6)     (6)     (5)    (4)     (21)
Impairment / gain on sale                      US$             -      -    -     -       -      -       -       -      -        -
Dividends received from equity investees       US$             -      -    -     -       -      -       -       -      -        -
                                                        --------------------------------------------------------------------------
Operating income                               US$            51      -    -     -      51     32      40      42     61      175
Gain (loss) on investments accounted
  for by the equity method                     US$            (1)                       (1)     1      (5)    (14)     5      (13)
Net financial result                           US$             -                         -     (6)    (37)    (52)    12      (83)
                                                        --------------------------------------------------------------------------
Income before income tax and
  social contribution                          US$            50      -    -     -      50     27      (2)    (24)    78       79
Income tax and social contribution             US$           (12)                      (12)    (5)     (3)      -     (8)     (16)
                                                        --------------------------------------------------------------------------
Net income                                     US$            38      -    -     -      38     22      (5)    (24)    70       63
----------------------------------------------------------------------------------------------------------------------------------

Iron Ore Subsidiary - Ferteco (Additional information - Unaudited) - Consolidated Subsidiary

-----------------------------------------------------------------------------------------------------------------------------
                       Information                                                                                   2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                1Q        2Q       3Q     4Q        Total
                                                                           --------------------------------------------------
Quantity sold - external market - Iron Ore                  MT (thousand)    3,503                                  3,503
Quantity sold - internal market - Iron Ore                  MT (thousand)    1,376                                  1,376
                                                                           --------------------------------------------------
Quantity sold - total -   Iron Ore                          MT (thousand)    4,879         -        -      -        4,879
                                                                           ==================================================

Quantity sold - external market - Pellets                   MT (thousand)      358                                    358
Quantity sold - internal market - Pellets                   MT (thousand)      498                                    498
                                                                           --------------------------------------------------
Quantity sold - total - Pellets                             MT (thousand)      856         -        -      -          856
                                                                           ==================================================

Average sales price - external  market - Iron Ore                US$         16.29                                  16.29
Average sales price - internal market - Iron Ore                 US$          7.73                                   7.73
Average sales price - total  - Iron Ore                          US$         13.87                                  13.87

Average sales price - external  market - Pellets                 US$         28.51                                  28.51
Average sales price - internal market -  Pellets                 US$         30.40                                  30.40
Average sales price - total  - Pellets                           US$         29.62                                  29.62


Long-term indebtedness, gross                                    US$            82                                     82
Short-term indebtedness, gross                                   US$            10                                     10
                                                                           --------------------------------------------------
Total indebtedness, gross                                        US$            92         -        -      -           92
                                                                           ==================================================

Stockholders' equity                                             US$           406                                    406
                                                                           ==================================================

                                                                           --------------------------------------------------
EBITDA                                                           US$            38         -        -      -           38
Depreciation, amortization and depletion                         US$            (3)        -        -      -           (3)
Impairment / gain on sale                                        US$             -         -        -      -            -
Dividends received from equity investees                         US$             -         -        -      -            -
                                                                           --------------------------------------------------
Operating income                                                 US$            35         -        -      -           35
Gain  on investments accounted for by the equity method          US$             1                                      1
Non-operating result                                             US$             -                                      -
Net financial result                                             US$            (3)                                    (3)
                                                                           --------------------------------------------------
Income before income tax and social contribution                 US$            33         -        -      -           33
Income tax and social contribution                               US$           (10)                                   (10)
                                                                           --------------------------------------------------
Net income                                                       US$            23         -        -      -           23
-----------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                       Information                                                                              2002
---------------------------------------------------------------------------------------------------------------------
                                                             1Q           2Q           3Q            4Q        Total
                                                     ----------------------------------------------------------------
Quantity sold - external market - Iron Ore                2,020        2,699        2,783         2,142        9,644
Quantity sold - internal market - Iron Ore                  512          832        1,594         1,146        4,084
                                                     ----------------------------------------------------------------
Quantity sold - total -   Iron Ore                        2,532        3,531        4,377         3,288       13,728
                                                     ================================================================

Quantity sold - external market - Pellets                   448          736          554           645        2,383
Quantity sold - internal market - Pellets                   277          498          703           697        2,175
                                                     ----------------------------------------------------------------
Quantity sold - total - Pellets                             725        1,234        1,257         1,342        4,558
                                                     ================================================================

Average sales price - external  market - Iron Ore         16.53        17.32        16.38         16.56        16.76
Average sales price - internal market - Iron Ore           3.71         6.20         6.47          5.42         6.02
Average sales price - total  - Iron Ore                   14.59        14.70        12.66         12.68        13.46

Average sales price - external  market - Pellets          28.08        29.68        26.78         28.73        28.45
Average sales price - internal market -  Pellets          19.02        23.15        23.38         19.73        21.60
Average sales price - total  - Pellets                    26.63        27.05        24.88         24.06        25.18


Long-term indebtedness, gross                                94           88           74            82           82
Short-term indebtedness, gross                               55           58           52            23           23
                                                     ----------------------------------------------------------------
Total indebtedness, gross                                   149          146          126           105          105
                                                     ================================================================

Stockholders' equity                                        132          429          301           359          359
                                                     ================================================================

                                                     ----------------------------------------------------------------
EBITDA                                                       22           25           40            18          105
Depreciation, amortization and depletion                     (4)          (4)          (3)           (2)         (13)
Impairment / gain on sale                                     -            -            -             -            -
Dividends received from equity investees                      -            -            -             -            -
                                                     ----------------------------------------------------------------
Operating income                                             18           21           37            16           92
Gain  on investments accounted for by the equity meth         -            -          (32)            6          (26)
Non-operating result                                          -            -            -             2            2
Net financial result                                         (2)         (17)         (19)            4          (34)
                                                     ----------------------------------------------------------------
Income before income tax and social contribution             16            4          (14)           28           34
Income tax and social contribution                           (4)          (1)           1           (13)         (17)
                                                     ----------------------------------------------------------------
Net income                                                   12            3          (13)           15           17
---------------------------------------------------------------------------------------------------------------------

Pelletizing Affiliates - GIIC (Additional information - Unaudited)

-----------------------------------------------------------------------------------------------------------------------
             Information                                                        2003                               2002
------------------------------------------------------------------------------------------------------------------------
                                                          1Q (*)    2Q  3Q  4Q  Total  1Q      2Q     3Q     4Q  Total
                                                          --------------------------------------------------------------
Quantity sold - external market             MT (thousand)    772                 772   823     676    643    932  3,074
                                                          --------------------------------------------------------------
Quantity sold - total                       MT (thousand)    772                 772   823     676    643    932  3,074
                                                          ==============================================================

Average sales price - external market            US$       41.00               41.00 41.76   40.30  41.55  40.40  40.98
Average sales price - total                      US$       41.00               41.00 41.76   40.30  41.55  40.40  40.98
                                                          --------------------------------------------------------------
Stockholders' equity                             US$          67                  67    66      68     70     73     73
                                                          ==============================================================

EBITDA                                           US$           5     -   -  -      5     5       2      3      6     16
Depreciation, amortization and depletion         US$          (1)    -   -  -     (1)   (1)     (1)    (2)    (2)    (6)
Impairment / gain on sale                        US$           -     -   -  -      -     -       -      -      -      -
Dividends received from equity investees         US$           -     -   -  -      -     -       -      -      -      -
                                                          --------------------------------------------------------------

Operating income                                 US$           4     -   -  -      4     4       1      1      4     10
Non-operating result                             US$           -                   -     -       -      1      -      1
Net financial result                             US$           -                   -     -       -      -     (1)    (1)
                                                          --------------------------------------------------------------
Net income                                       US$           4     -   -  -       4    4       1      2      3     10
------------------------------------------------------------------------------------------------------------------------


(*) The figures refers to the statements as of february/03.

Manganese and Ferroalloys Area - Sibra (Additional information - Unaudited) - Consolidated Subsidiary



------------------------------------------------------------------------------------------------------------------------------
       Information                                                             2003                                      2002
------------------------------------------------------------------------------------------------------------------------------
                                                            1Q   2Q  3Q  4Q   Total       1Q       2Q      3Q     4Q    Total
                                                       -----------------------------------------------------------------------

Quantity sold - external
  market - Ferroalloys                   MT (thousand)      30                   30       23       39      63     35      160
Quantity sold - internal
  market - Ferroalloys                   MT (thousand)      37                   37       37       39      41     50      167
                                                       -----------------------------------------------------------------------
Quantity sold - total                    MT (thousand)      67    -   -   -      67       60       78     104     85      327
                                                       =======================================================================

Quantity sold - external
  market - Manganese                     MT (thousand)     185                  185      243      212     181    192      828
Quantity sold - internal
  market - Manganese                     MT (thousand)      94                   94       15       35      58     90      198
                                                       -----------------------------------------------------------------------
Quantity sold - total                    MT (thousand)     279    -   -   -     279      258      247     239    282    1,026
                                                       =======================================================================

Average sales price - external
  market - Ferroalloys                   US$            582.67               582.67   525.00   384.64  483.67 548.54   479.65
Average sales price - internal
  market - Ferroalloys                   US$            488.57               488.57   519.19   506.79  379.56 339.76   428.31
Average sales price - total              US$            530.70               530.70   521.43   445.72  442.63 425.73   453.43

Average sales price - external
  market - Manganese                     US$             42.24                42.24    52.49    44.38   44.91  46.96    46.96
Average sales price - internal
  market - Manganese                     US$             36.60                36.60    68.27    58.11   50.97  46.47    46.47
Average sales price - total              US$             40.34                40.34    53.40    46.32   46.38  45.86    46.86

Long-term indebtedness, gross            US$                20                   20       21       18      20     22       22
Short-term indebtedness, gross           US$                37                   37       30       28      25     36       36
                                                       -----------------------------------------------------------------------
Total indebtedness, gross                US$                57    -   -   -      57       51       46      45     58       58
                                                       =======================================================================
Stockholders' equity                     US$                89                   89       97       85      75     79       79
                                                       =======================================================================


EBITDA                                   US$                12                   12       17       11      18      8       54
Depreciation, amortization
  and depletion                          US$                (2)                  (2)      (1)      (1)     (1)    (2)      (5)
Impairment / gain on sale                US$                 -                    -        -        -       -      -        -
Dividends received from
  equity investees                       US$                 -                    -        -        -       -      -        -
                                                       -----------------------------------------------------------------------
                                         US$                10    -   -   -      10       16       10      17      6       49


Operating income
Non-operating result                     US$                 -                    -       (1)       -       -      -       (1)
Net financial result                     US$                (3)                  (3)       -       (2)      5    (11)      (8)
                                                       -----------------------------------------------------------------------
Income before income tax and
  social contribution                    US$                 7    -   -   -       7       15        8      22     (5)      40
Income tax and social contribution       US$                (2)                  (2)        -      (1)     (6)      -      (7)
                                                       -----------------------------------------------------------------------
Net income                               US$                 5    -   -   -       5       15        7      16     (5)      33
                                        --------------------------------------------------------------------------------------

Indexes on CVRD's Consolidated Debt (Additional information - Unaudited)
-------------------------------------------------------------------------------
                                                                            1st
                                                                        Quarter
                                                                          2003
                                                                        -------
Current debt
Current portion of long-term debt - unrelated parties.....................789
Short-term debt............................................................61
Loans from related parties.................................................56
                                                                      -------
                                                                          906
                                                                      -------

Long-term debt
Long-term debt - unrelated parties......................................2,401
Loans from related parties..................................................7
                                                                      -------
                                                                        2,408
                                                                      -------
Financial Result, net
Financial expenses
Third party - local debt...................................................(5)
Third party - foreign debt................................................(39)
Related party debt.........................................................(5)
                                                                      -------
Gross interest                                                            (49)
Labor and civil claims and tax-related actions.............................(6)
Tax on financial transactions - CPMF ......................................(4)
Derivatives................................................................(8)
Others....................................................................(15)
                                                                      -------
                                                                          (82)
                                                                      -------
Financial income
Cash and cash equivalents..................................................10
Others.....................................................................18
                                                                      -------
                                                                           28
                                                                      -------

Financial expenses, net...................................................(54)
                                                                      -------

Foreign exchange and monetary gain (losses) on liabilities................276

Foreign exchange and monetary gain (losses) on assets....................(226)
                                                                      -------

Foreign exchange and monetary gain (losses), net...........................50
                                                                      -------

Financial result, net......................................................(4)
                                                                      =======


Gross debt (current plus long-term debt)................................3,314

Gross interest ............................................................49

EBITDA ...................................................................442
Stockholders' equity....................................................3,640

EBITDA / Gross interest..................................................9.02
Gross Debt / EBITDA .....................................................1.87
Gross debt / Shareholders' equity..........................................48

Calculation of EBITDA (Additional information - Unaudited)

                                                                   1st
                                                                 Quarter
                                                                    2003
                                                                 -------
Operating income .......................................            363
Depreciation ...........................................             43
                                                                    ---
                                                                    406
Impairment of property, plant and equipment ............             --
Dividends received .....................................             36
                                                                    ---
EBITDA .................................................            442
                                                                    ===
Margin EBITDA ..........................................             40%
Contingencies ..........................................              9
                                                                    ---
EBITDA adjusted ........................................            451
                                                                    ===

Board of Directors, Fiscal Council and Executive Officers

Board of Directors                        Executive Officers

Sergio Ricardo Silva Rosa                 Roger Agnelli
Chairman                                  Chief Executive Officer

Arlindo Magno de Oliveira                 Antonio Miguel Marques
                                          Executive Officer for Equity Holdings
Claudio Bernardo Guimaraes de Moraes      and Business Development

Erik Persson                              Armando de Oliveira Santos Neto
                                          Executive Officer for Ferrous Minerals
Francisco Valadares Povoa
                                          Carla Grasso
Joao Moises Oliveira                      Executive Officer for Human Resources
                                          and Corporate Services

Luiz Alexandre Bandeira de Mello
                                          Diego Cristobal Hernandez Cabrera
Mario da Silveira Teixeira Junior         Executive Officer for  Non-Ferrous
                                          Minerals

Renato da Cruz Gomes                      Fabio de Oliveira Barbosa
                                          Chief Financial Officer
Ricardo Carvalho Giambroni
                                          Gabriel Stoliar
Romulo de Mello Dias                      Executive Officer for Planning

                                          Guilherme Rodolfo Laager
Fiscal Council                            Executive Officer for Logistics

Joaquim Vieira Ferreira Levy

Luiz Octavio Nunes West

Pedro Carlos de Mello

Vicente Barcelos

Wilson Risolia Rodrigues


                Eduardo de Carvalho Duarte      Otto de Souza Marques Junior
                Chief Accountant                Head of Control
                CRC-RJ 57439                    Department

                                                                BR PRESS RELEASE

                                     BR GAAP

                              BOVESPA: VALE3, VALE5
                                NYSE: RIO, RIOPR
                              LATIBEX: XVALO, XVALP

                                 www.cvrd.com.br
                                 rio@cvrd.com.br

                               Investor Relations
                                   Department

                             Roberto Castello Branco
                                 Barbara Geluda
                                 Daniela Tinoco
                              Eduardo Mello Franco
                                 Rafael Azevedo
                               Tel:(5521)3814-4540

                                      1Q 03

                      [LOGO OF COMPANHIA VALE DO RIO DOCE]

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2003
=======================================================================

The financial and operational information contained in this press release, except otherwise indicated, refers to the Parent Company and was calculated in accordance with Brazilian generally accepted accounting principles (Brazilian
GAAP). This information, with the exception of that referring to investments and markets, is based on the quarterly financial statements, which have been revised by the independent accountants.

Rio de Janeiro, May 14, 2003 - Companhia Vale do Rio Doce (CVRD) has reported a net profit of R$ 1.164 billion in the first quarter of 2003 (1Q03), corresponding to R$ 3.03 per share, which is the third largest quarterly profit in the Company's history. Net earnings in 1Q03 were 83.8% higher than the results obtained in 1Q02 and return on equity (ROE), on an annualized basis, reached 35%.

Gross operating revenues amounted to R$ 2.518 billion, up 57.3% in relation to 1Q02. CVRD's consolidated exports amounted to US$ 800 million in 1Q03, up 12.4% year over year. The Company's net exports (exports less imports) totalled US$ 684 million, which accounted for 18.2% of Brazil's trade surplus in the first three months of this year.

Equity results of investment in subsidiaries and affiliates amounted to R$ 335 million, compared to R$ 412 million in 4Q02 and R$ 152 million in 1Q02. The main contribution was from aluminum operations, which contributed R$ 221 million.

Cash generation, as measured by EBITDA (earnings before interest, taxes, depreciation and amortization), amounted to R$ 1.148 billion, also the third highest quarterly result, at this line, in the Company's history. EBITDA margin, the ratio between EBITDA and net revenues, amounted to 47.5%, slightly higher than that obtained in 1Q02, of 47.0%.

CVRD showed a solid performance in 1Q03, despite an environment of slow global economic growth and heavy rainfall in the Southeast of Brazil, which affected its iron ore operations. The performance reflects a good strategic execution and a strong commitment to shareholder value creation.

The Board of Directors approved the proposal by the Executive Board, announced on January 30, 2003, for the payment of interest on shareholders equity of R$
1.62 per share, totalling R$ 621.8 million. This payment was made from April 30 onwards and is the first instalment of the minimum dividends to

                                    BR GAAP

                                     1Q 03

shareholders referring to the year 2003, of US$ 1.04 per share, publicly announced on January 30, 2003.

The figure of R$ 1.62 per share was obtained through the conversion of the figure of US$ 0.52 per share into Reais (BRL), at R$ 3.1154 per USD, the rate of exchange offered by the Central Bank of Brazil on April 15, 2003, in line with the procedures announced publicly on January 30, 2003.

The payment made was the first to be set out under the norms of CVRD's Dividend Policy, approved and publicly announced on November 13, 2002. The definition of this policy, a pioneer initiative in Latin America, had the main object of reducing uncertainty to the shareholder, guaranteeing a minimum level of remuneration from the first month of the year.

The volume of iron ore and pellets shipped in the quarter amounted to 36.391 million tons, 7.7% lower than in 4Q02, but up 8.1% compared to 1Q02. Although there is excess demand in the global seaborne market, iron ore shipments in 1Q03, of 31.3 million tons, were lower than those in 4Q02, of 34.6 million tons, not only due to seasonal effects - the first quarter is the weakest in the year
- but also temporary logistics problems. Pellet shipments, which amounted to
5.084 million tons, were up 54.8% in comparison to 1Q02, and up 4.5% compared to 4Q02.

The heavy rains which fell in the Southeast of Brazil in the first few months of the year affected logistics operations for several days and caused problems in the functioning of the Gongo Soco mine in the Southern System, resulting in a temporary shutdown in its activities. Operations at Gongo Soco have already been restarted, and production is expected to reach full capacity during May.

CVRD has been maximizing its efforts to cater to customer demand, increasing productivity in its mines - production at Carajas in March, of 5.2 million tons, was the highest since operations there began in 1985 - and purchasing iron ore from small mining companies.

At the same time, the Company is investing in iron ore mining - developing the Brucutu and Fabrica Nova mines in the Southern System and enlarging capacity at Carajas. It has also been making investments in logistics, building Pier III at the Ponta da Madeira Maritime Terminal and increasing the shiploading speed capacity in the port of Tubarao. These investments, estimated at some US$ 500 million over the next few years, will replace the capacity that will be lost through the exhaustion of various mines in the Southern System and will add further capacity to enable CVRD to meet continued growth in demand.

Despite all the efforts made, it is expected that the excess demand in the global seaborne iron ore market will persist during 2004, given that most of CVRD's expansion projects and those of its main peers, will only begin operations from 2005.

CVRD's railways - Vitoria a Minas and Carajas - in 1Q03 transported 3.389 billion net ton kilometers (ntk) of general cargo (products other than iron ore and pellets) compared to 3.787 billion ntk in 4Q02 and 3.401 billion ntk in 1Q02. Ports and marine terminals handled 5,392 million tons of general cargo, compared to 5,370 million in 4Q02 and 4,473 million in 1Q02.

The Parent Company's capital expenditure budget for 2003 on projects, maintenance, mineral exploration and technological development, as well as information technology and environmental protection measures, amounted to US$
1.546 billion. In 1Q03, capital expenditure totalled US$ 180.3 million. In addition, US$ 17.6 million was spent on purchasing control of Elkem Rana, a Norwegian ferro-alloys producer, now renamed Rio Doce Manganese Norway.

                                     BR GAAP

                                      1Q 03

                          SELECTED FINANCIAL INDICATORS

                                                             million R$
                                    1Q 02         4Q 02           1Q 03
                                 ----------    ----------    ----------
Gross Operating Revenue               1,601         2,786         2,518
Gross Margin (%)                       44.4          52.1          48.4
Net Earnings                            633         1,541         1,164
EBITDA                                  725         1,359         1,148
EBITDA Margin (%)                      47.0          50.9          47.5
ROE annualized (%)                     21.0          48.3          35.0
Investments (US$ million) *             158           219           180

*not including acquisitions

[GRAPHIC APPEARS HERE] RELEVANT EVENTS

Strategic moves and value creation

Various important strategic moves were made that have significant repercussions on CVRD's ferrous minerals and logistics businesses, consistent with shareholder value creation.

On March 31 an agreement was signed with Mitsui & Co. Ltd. for the purchase, for US$ 426.4 million, of 50% of the common share capital and 40% of the preferred share capital of Caemi Mineracao e Metalurgia S.A. (Caemi) the world's fourth largest iron ore producer. This transaction is subject to approval by the anti-trust authorities and once completed, CVRD will own all the common shares in Caemi and 40% of the company's preferred shares, representing 60.2% of the total capital.

CVRD completed the purchase of 5.17% of the total capital of CST for US$ 59.7 million. CVRD has a put option, built into the contract, to divest from 2007 onwards. The Board of Directors of CST has approved the construction of a third blast furnace for its steel plant. The conclusion of this project, scheduled for March 2006, will result in extra sales of iron ore and pellets by CVRD, of approximately 4 million tons a year.

CVRD and Nucor, the largest steel producer in the US, have signed a contract for the construction and operation of a pig-iron plant in the north of Brazil, with an initial production capacity of 380,000 tons a year. The plant will utilize iron ore from Carajas and charcoal produced from eucalyptus trees planted in the forests of Celmar, a wholly owned subsidiary of CVRD. Total investment in this project will amount to US$ 80 million, with 78% of the capital owned by CVRD and 22% by Nucor.

The creation of this joint venture is part of the Company's strategy of increasing its penetration into the North American market, through the sale of iron ore contained in metallics and semi-finished steel products.

For US$ 17.6 million, CVRD acquired Elkem Rana AS, a producer of alloys, located in Mo I Rana, in Norway. The plant, which previously produced ferro- chrome alloys, is to be converted for the production of ferro-manganese alloys, supplied by manganese ore produced from CVRD's mines in Brazil. The company, which has been renamed Rio Doce Manganese Norway (RDMN), will increase CVRD's presence in the global manganese and alloy markets, where it

                                     BR GAAP

                                      1Q 03

has already become one of the market leaders. RDMN is scheduled to start producing ferro manganese alloys in 3Q03.

Finally, CVRD has signed a letter of intent to buy and sell various stakes in the logistics companies - FCA, Sepetiba Tecon and CFN. These transactions, whose finalisation is subject to various conditions, which include approval by the regulatory authorities, will permit CVRD to increase its stake in FCA, a railway that is important to its logistics operations, and divest itself of its stakes in the marine terminal of Sepetiba Tecon and CFN, a railway line that passes through several states in the Northeast of Brazil. This move will free up financial and human resources to enable the Company to focus on exploiting its main logistics assets.

Completion of alumina capacity expansion project

Alunorte's third production line has begun operations which has brought the company's alumina production up to 2.4 million tons a year. A total of approximately US$ 300 million was invested in the project, which corresponds to a cost of US$ 364 per ton of capacity, an extremely competitive cost for a brownfield project. With this extra capacity, Alunorte has now become one of the five largest alumina refineries in the world. CVRD's strategic focus for its businesses in the aluminum chain is the exploitation of its competitive advantages in the areas of bauxite and alumina.

In a few weeks, MRN will be commissioning the expansion of its production capacity in Trombetas, from 11 to 16.3 million tons of bauxite per year. New projects, Paragominas, a bauxite greenfield project, and Alunorte stages 4 and 5, a brownfield project, are scheduled to commence development this year.

Board of Directors

At the General Shareholders Meeting held on April 16, 2003, CVRD's new Board of Directors was elected, consisting of 11 members, with a mandate of two years.

[GRAPHIC APPEARS HERE] SHORT TERM OUTLOOK

In the first quarter of this year, the global economy grew slower than had been predicted at the end of 2002. Despite the fact that part of this negative performance was explained by the war in Iraq, the rapid end to the conflict did not alter macro-economic fundamentals. There are still innumerable uncertainties, including the question of the US economy's capacity to return to faster and more vigorous economic growth, against a background of excess supply, the threat of deflation in Germany, as well as the potential effects of geopolitical tension and the severe acute respiratory syndrome (SARS) epidemic.

Despite this scenario, global steel production continued to grow at increasing rates, with accumulated volume in the first three months of the year being 8.8% higher than the same period in 2002. Among the world's major producers, China registered the highest increase with 18.1%, followed by Japan with 8.2%, the US
6.5 %, Germany 6.1%, South Korea 3.0% and Brazil 6.9%.

In 1Q03 China imported 34.2 million tons of iron ore, which on an annualized basis is 136.8 million tons, up 23% on that country's import total for 2002. Japanese imports in the quarter amounted to 33.4 million tons in the first three months of the year, up 8.7% compared to 1Q02. Despite the fact that the main

                                     BR GAAP

                                      1Q 03

producers are operating at full capacity, the strong growth in global steel production caused an excess level of demand in the global seaborne iron ore trade, which is likely to extend into 2004.

The behaviour of freight shipping prices is usually a good indicator for the iron ore market. Thus, for example at the end of 1998, the freight differential between Brazil/Japan and Australia/Japan, according to data from Clarksons, reached a 14-year low, at around US$ 1.60 per ton of iron ore. At that time, the demand for ore was very weak due to the recessive effect from the financial crisis in the economies of Southeast Asia, which resulted in an 11% drop in prices in 1999.

Two-digit price increases took place in 1989-1990, precisely when the differential between freight rates reached its 14-year high.

Between April 2002 and April 2003 freight prices rose by some US$ 8.0 per ton for Brazil/Japan shipping freight, with the spread in relation to Australia/Japan rising in the period from US$ 3.50 to US$ 7.50 per ton, coinciding with strong expansion in demand for iron ore. Currently it is estimated that demand in the global seaborne iron ore market for 2003 will total 510 million tons, which would present an increase of around 30 million tons, compared to the amount shipped last year.

The alumina market has undergone a similar pattern to that of iron ore. The strong increase in aluminum production in China and by other non-integrated producers, provoked a significant rise in the spot price of alumina, which is working its way through into contract prices. Similarly to the iron ore market, we expect this situation to prevail during 2003 and 2004, due to the absence of new projects in the market, with the exception of Stage 3 of Alunorte's expansion plan, which is already in full operation. With this expansion, CVRD will be in a better situation to benefit from the rise in alumina prices.

In contrast to the alumina market, there are predictions of excess supply in the global aluminum market for 2003 and 2004, where prices are likely to fall below US$ 1,500 per ton.

The disparity in behaviour between the aluminum and alumina market is likely to be corrected up to 2005. On the one hand, the expected recovery of global industrial output growth will fuel demand for the metal and the consequent consumption of existing inventories, and on the other hand, the high alumina prices and the energy problems in the US Pacific Northwest will constrain aluminum supply growth.

The significant growth in Brazilian agricultural output, with a record grain crop, had a favourable impact on demand for potash and CVRD's logistics services. For logistics, the most intense effect of the harvest will be felt on the next two quarters. And the rise in Brazil's exports also contributed favourably in terms of greater demand for logistics services.

It should be pointed out that, despite the SARS epidemic, up to now there has been no sign of any slowdown in Chinese demand for iron ore and alumina. Nonetheless, CVRD is taking a cautious stance, because in addition to other sources of uncertainty hovering over the global economy, it is practically impossible to anticipate the effective impact of this epidemic on China's macro-economic performance and that of other Asian countries and its implications on the demand for minerals and metals. In the case of iron ore, an unexpected slowdown in demand could be, at least partially, absorbed by cutting purchases from third parties.

                                     BR GAAP

                                      1Q 03

[GRAPHIC APPEARS HERE] SALES VOLUME AND REVENUES

Iron ore and pellet sales volume in 1Q03, of 36.391 million tons, was 8.1% higher than in the first quarter of last year and down 7.7% in relation to 4Q02. The rise in relation to 1Q02 can be explained by the strong growth in demand for iron ore and pellets, generated mainly by increased Chinese imports. CVRD is operating at full capacity, and even so, there is unfulfilled demand. The drop in sales in the quarter relative to 4Q02 is explained by two factors: (i) seasonality, statistically the first quarter is the weakest of the year; and
(ii) the months of January and February were marked by heavy rainfall in the Southeast of Brazil, causing operational problems in the Gongo Soco mine, and also iron ore transport problems.

Sales of ore fines were responsible for 77.4% of shipments, lumps for 8.6% and pellets for 14.0%. It should be pointed out that, with the increased demand for steel products, there is a need for higher productivity by blast furnaces, which increases demand for ore with a high iron content and pellets. In this way, the percentage sales of this last product, as a proportion of CVRD's total sales of iron ore and pellets, has been increasing in the last few quarters, rising from 9.8% in 1Q02, to 12.3% in 4Q02 and 14.0% in 1Q03.

The Company regularly buys small quantities of iron ore from other mining companies to mix with its products, with a view to meeting particular client specifications. The strong increase in third parties purchases that has taken place recently is due to an unexpected high growth in demand.

For pellets the situation is different. CVRD normally sells about 20 million tons of pellet feed per year to the pellet joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco) and purchases around 10 million tons of pellets from the joint ventures for direct sale to its clients. These purchases replaced the tolling method previously used up to 1999, by which the Company sent pellet feed to the pellet plants, which provided a raw material transformation service, returning the finished pellet product ready for shipment to clients.

The purchases of iron ore from third parties, to meet clients demand, contributes to reduce margins, once it is a more expensive alternative than our production. On the other hand, these purchases imply in a higher return on invested capital (ROIC) due to expansion of cash generation without increasing the asset base. Also, third party acquisitions of iron ore offers a good protection against demand volatility, once it can be easily increased during stronger demand periods as well as reduced in periods of demand slow down.

Pellets acquisition from joint ventures do not generate negative impact on margins. CVRD gains from the sale of iron ore to these joint ventures as well as from the profitability of the pellet business, usually appropriated by CVRD as its shareholder.

Approximately 72% of iron ore and pellet shipments in 1Q03 were directly destined for export markets.

China, with 5.4 million tons, was CVRD's principal export market for iron ore and pellets, with 20.6% of the volume sold to external markets. Sales to the Chinese market were up 38.5% on the previous quarter and 22.7% in relation to 1Q02. Thus, the Parent Company maintained a 16% market share of China's total imports. This was followed by Japan, with 3.9 million tons, Germany with 3.5 million tons, South Korea with 1.6 million tons and France with 1.4 million tons. Asia absorbed 44.7% of external sales, Europe 39.7% and the Americas 9.9%.

                                     BR GAAP

                                      1Q 03

Of the tranche sold domestically, 50% went to the pellet joint ventures, whose production is almost entirely dedicated to international markets.

Sales of potash amounted to 158,000 tons, with the Taquari - Vassouras mine operating at above nominal capacity of 600,000 tons per year. This volume was 39.8% higher than in 1Q02, but lower than the 203,000 tons sold in 4Q02, when previous accumulated stocks were drawn down. Thus, estimated sales for 2003 are of 620,000 tons, limited by current production. The project to enlarge capacity to 850,000 tons a year is likely to see completion by mid 2005.

Sales of gold amounted to 25,800 ounces in 1Q03 compared to 40,600 ounces in 4Q02 and 115,500 ounces in 1Q02. The drop in sales reflects the closure of the Igarape Bahia gold mine, in June 2002 and the drop in production from our last mining operation, Fazenda Brasileiro, which is nearing exhaustion and likely to see closure in December 2004. Estimated gold production for 2003 is only 112,000 ounces. After the exhaustion of the Fazenda Brasileiro mine, CVRD's gold production will be in the form of a copper by-product, whose production is scheduled to start in the middle of 2004, with the commissioning of the Sossego mine. In addition to this, CVRD continues to invest in mineral prospecting in search of other gold deposits.

General cargo (other than iron ore and pellets) transported by the Company's railways, measured in net ton kilometers (ntk), totalled 3.4 billion (Vitoria a Minas 2.7 billion, Carajas 662 million). Performance was slightly worse than the previous quarter, which recorded 3.8 billion ntk, and the same as in 1Q02. General cargo handling at CVRD's ports and terminals, which amounted to 5.392 million tons, was 20.6% higher than in 1Q02 and practically the same as in the previous quarter.

The Vitoria a Minas railway, the Parent Company's main railway for the transport of general cargo, continued to report gains in productivity, expressed by the continuous rise in million ntks, per locomotive in service per day: 0.74 in 1Q02, 0.82 in 2Q02, 0.83 in 3Q02, 0.83 in 4Q02 and 0.90 in 1Q03. Fuel
consumption remained constant compared to previous quarters, at about 300 ntks per liter.

The Carajas Railway beat a new world record in MKBF terms (mean kilometers between failure), reaching 10,000,616 kilometers of travel between failure, beating the previous record of 9.3 million MKBF registered in Australia. MKBF is the international reliability measure for railways, indicating the average amount of kilometers travelled between failure, considered to be the undesired stoppage of a given train. The record achieved is another indicator of the world-class quality of CVRD's railway network.

                                     BR GAAP

                                      1Q 03

                                  SALES VOLUME

                                                          thousand tons
                                      1Q 02         4Q 02         1Q 03
                                 ----------    ----------    ----------
Iron Ore and Pellets                 33,663        39,424        36,391
    Iron Ore                         30,379        34,557        31,307
        Fines                        27,016        30,977        28,157
        Lumps                         3,363         3,580         3,150
    Pellets                           3,284         4,867         5,084
Gold (troy ounce)                   115,455        40,639        25,753
Potash                                  113           203           158
Ports Services                        5,517         7,634         5,624

                          GENERAL CARGO TRANSPORTATION

                                                            million ntk
                                      1Q 02         4Q 02         1Q 03
                                 ----------    ----------    ----------
    Vitoria a Minas Railway           2,737         2,968        2 ,727
    Carajas Railway                     664           819           662
    Total                             3,401         3,787         3,389

                         SALES OF IRON ORE AND PELLETS

                                                           million tons
DESTINATION                           1Q 02         4Q 02         1Q 03
                                 ----------    ----------    ----------
ASIA
        China                           4.4           3.9           5.4
        South Korea                     2.1           1.9           1.6
        Philippines                     0.6           0.8           0.4
        Japan                           3.7           4.3           3.9
        Taiwan                          0.4           0.8           0.4
        Total                          11.2          11.7          11.7
EUROPE
        Germany                         3.4           4.3           3.5
        Spain                           0.8           0.7           0.8
        France                          1.3           1.6           1.4
        Italy                           1.0           1.2           1.2
        United Kingdom                  0.7           0.4           0.5
        Others                          2.9           3.7           3.0
        Total                          10.1          11.9          10.4
AMERICAS
        Argentina                       0.4           0.7           0.8
        United States                   0.9           0.7           1.0
        Others                          0.3           0.9           0.8
        Total                           1.6           2.3           2.6
AFRICA/MIDDLE EAST/AUSTRALASIA
        Bahrain                         0.8           0.5           0.5
        Others                          0.8           1.6           1.0
        Total                           1.6           2.1           1.5
TOTAL                                  24.5          28.0          26.2

DOMESTIC MARKET                       1Q 02         4Q 02         1Q 03
                                 ----------    ----------    ----------
Steel Mills                             5.1           6.2           5.1
Pellet JV's                             4.0           5.2           5.0
        Total                           9.1          11.4          10.1
TOTAL                                  33.6          39.4          36.3

                                     BR GAAP

                                      1Q 03

Gross operating revenue amounted to R$ 2.518 billion, 84% of which was either denominated in, or indexed to the US$. Revenues obtained from the sales of iron ore amounted to R$ 1.554 billion, 61.7% of total revenue, having increased by 56.9% in relation to 1Q02, but down 11.9% compared to the previous quarter. Pellet sales produced gross revenues of R$ 504 million in 1Q03, 20% of the Parent Company's total revenues compared to R$ 515 million in 4Q02 and R$ 222 million in 1Q02. In addition to this, revenues from operational services provided to the five joint venture pellet plants amounted to R$ 21 million in 1Q03, compared to R$ 32 million in 4Q02 and R$ 23 million in 1Q02.

In the case of iron ore, the fall in revenues this quarter, compared to that recorded in 4Q02, of R$ 210 million, was due to a drop in the volume sold and to the average depreciation of the US dollar against the Brazilian Real of 5.1%, while the fall in revenues from the sale of pellets, of R$ 11 million, was caused basically by exchange rate volatility.

Revenue from logistics services remained practically constant: R$ 327 million in 1Q03, 13% of the total revenue of the Parent Company, when compared to R$ 329 million in 4Q02, but significantly higher in relation to 1Q02, which recorded revenues of R$ 230 million.

The drop in the volume of gold sales provoked a sharp fall in revenues from this source, from R$ 80 million in 1Q02 to R$ 48 million in 4Q02 and R$ 32 million in 1Q03.

                            GROSS REVENUE BY PRODUCT

                                                                                                       million R$
                                      1Q 02             %         4Q 02             %         1Q 03             %
                                 ----------    ----------    ----------    ----------    ----------    ----------
Iron Ore                                989          61.8         1,764          63.3         1,554          61.7
    Domestic Market                     238                         463                         412
    Export Market                       751                       1,301                       1,142
Pellets                                 222          13.9           515          18.5           504          20.0
    Domestic Market                      47                          77                          98
    Export Market                       175                         438                         406
Railroad Transportation                 188          11.7           250           9.0           259          10.3
Port Services                            42           2.6            79           2.8            68           2.7
Potash                                   38           2.4            90           3.2            73           2.9
Gold                                     80           5.0            48           1.7            32           1.3
Pelletizing Plant Operations             23           1.4            32           1.1            21           0.8
Others                                   17           1.1             8           0.3             7           0.3
Total                                 1,601         100.0         2,786         100.0         2,518         100.0

[GRAPHIC APPEARS HERE] Profit of R$ 1.2 billion

Net earnings in 1Q03 amounted to R$ 1.164 billion, 83.9% higher than in the same period last year and 24.5% lower than in 4Q02.

When compared to 4Q02 net earnings, 1Q03 results were down 24.5%. This volatility mainly reflects the impact of exchange rate variation between the Real and the US dollar on CVRD's net foreign currency-denominated liabilities, which in the short term tends to exercise a significant influence on earnings behaviour. In 4Q02, monetary variation contributed R$ 626 million to net earnings of R$ 1.541 billion, while in 1Q03 it contributed much less: R$ 279.9 million.

The results of investment in subsidiaries and affiliates was down by R$ 77 million in comparison to 4Q02, and R$ 183 million higher than in 1Q02,

                                     BR GAAP

                                      1Q 03

contributing R$ 335 million to earnings in the quarter. The business area of iron ore and pellets contributed R$ 34 million, manganese and ferro-alloys with R$ 16 million, steel with R$ 65 million and aluminum with R$ 221 million.

MRN shipped 2.2 million tons of bauxite and obtained net earnings of R$ 59.5 million. Alunorte, already operating for part of the quarter with its new extra production capacity, sold 490,000 tons of alumina at an average price of US$ 172 per ton, compared to US$ 162 in 4Q02. EBITDA generated amounted to R$ 83.5 million and net earnings in the first three months of the year amounted to R$
101.9 million. Albras shipped 103,000 tons of primary aluminum, generating EBITDA of R$ 198.2 million and earnings of R$ 223.2 million in 1Q03. Valesul reported net earnings of R$ 27.2 million.

Ferteco sold 4.9 million tons of iron ore and 856,000 tons of pellets, obtaining a net profit of R$ 88.9 million, and generating EBITDA of R$ 123.3 million. Samarco recorded net earnings of R$ 139.5 million, having sold 4 million tons of pellets and pellet feed.

                RESULTS OF EQUITY INVESTMENTS - BY BUSINESS AREA

                                                             million R$
Business Area                         1Q 02         4Q 02         1Q 03
                                 ----------    ----------    ----------
Ferrous
    Iron Ore and Pellets                151          (143)           34
    Manganese and Ferro-alloys           20            91            16
Non-ferrous                               5            24            24
Logistics                               (76)          (98)          (40)
Steel                                    (8)          120            65
Aluminum                                 65           458           221
Others                                   (5)          (40)           15
Total                                   152           412           335

The cost of goods sold (COGS), of R$ 1.248 billion, was down R$ 33 million in relation to 4Q02. The main factor responsible for this drop was the extraordinary increase in the provision for maintenance, included in the item "material", made in 4Q02. On the other hand, the Company suffered a 25% increase in fuel costs caused by the rise in oil prices and an increase of 81% demurrage costs (the fine paid for the ships' waiting time in port), which amounted to R$ 31 million in the quarter. Despite signifying an additional cost, the increase in demurrage expenses is a clear reflection of the current excess demand for iron ore and pellets, which means that ships have to form a queue for loading in the ports of CVRD (Tubarao and Ponta da Madeira).

                                 COGS BREAKDOWN

                                                                                                         million R$
                                      1Q 02             %         4Q 02             %         1Q 03             %
                                 ----------    ----------    ----------    ----------    ----------    ----------
Personnel                               122          14.2           123           9.6           120           9.6
Material                                114          13.3           272          21.2           211          16.9
Fuel Oil and Gases                       80           9.3           112           8.7           139          11.2
Energy                                   27           3.1            31           2.4            24           1.9
Contracted Services                     135          15.7           131          10.2           123           9.9
Purchase of Products                    143          16.7           388          30.4           387          31.0
Depreciation & Exhaustion               165          19.2           152          11.9           151          12.1
Others                                   73           8.5            72           5.6            93           7.5
Total                                   859           100         1,281           100         1,248           100

Operational expenses were down R$ 77 million in 1Q03 relative to the previous quarter. The principal reason for this drop was the provision for the closure of the Fazenda Brasileiro gold mine in the last quarter of 2002, which negatively impacted the item "other operational expenses".

the Fezenda Brasileiro gold mine in the last quarter of 2002, which negatively impacted the item "other operational expenses".

[GRAPHIC APPEARS HERE] EBITDA OF R$ 1.1 BILLION

EBITDA in 1Q03 amounted to R$ 1.148 billion, an increase of 58.3% in relation to 1Q02 and down 15.5% in relation to the previous quarter.

The principal reasons for the lower EBITDA, when compared with 4Q02, were the drop of R$ 255 million in net revenues and the increase of R$ 115 million in the item "other operating expenses".

The lower quantities sold of iron ore, gold and potash, as well as the appreciation in the Brazilian Real, explained this drop in net revenues. The rise in "other operational expenses" was due to an increase of R$ 28 million in provisions for the loss of ICMS credits, and R$ 21 million in contingency provisions, added to the fact that a provision of R$ 64 million was reversed in 4Q02.

In addition, EBITDA registered in 4Q02, of R$ 1.359 billion, was impacted by an adjustment of R$ 147 million, which referred to a provision for the ceasing of activities at the Fazenda Brasileiro mine, bearing in mind that this was treated as an extraordinary, non-recurring event. EBITDA calculated in 1Q03 does not contain adjustments for non-recurring factors.

On the other hand, there was an increase of R$ 69 million in dividends received from subsidiaries and affiliates, principally due to the payment of R$ 46 million from Samarco.

                               EBITDA CALCULATION

                                                                           R$ million
                                                  1Q 02         4Q 02         1Q 03
                                               ----------    ----------    ----------
Net Operating Revenues                              1,544         2,672         2,417
COGS                                                 (859)       (1,281)       (1,248)
Sales Expenses                                        (28)          (78)          (52)
Administrative Expenses                               (79)          (98)          (89)
Research & Development                                (21)          (48)          (38)
Other Operational Expenses                            (39)         (138)         (106)

Adjustments for Non-Recurring Items                                 147

EBIT                                                  518         1,176           885

Depreciation/Goodwill                                 169           150           161
Dividends Received                                     38            33           102

EBITDA                                                725         1,359         1,148

                                     BR GAAP

                                      1Q 03

                              FINANCIAL STATEMENTS

                                                                           million R$
                                                  1Q 02         4Q 02         1Q 03
                                               ----------    ----------    ----------
Gross Operating Revenues                            1,601         2,786         2,518
Taxes                                                 (57)         (114)         (101)
Net Operating Revenues                              1,544         2,672         2,417
Cost of Goods Sold                                   (859)       (1,281)       (1,248)
Gross Profit                                          685         1,391         1,169
Gross Margin (%)                                     44.4          52.1          48.4
Result from Shareholdings                             152           412           335
Equity Income                                         285           471           418
Goodwill Amortization                                 (66)         (193)          (93)
Provsion for Losses                                   (67)          134            10
Operational Expenses                                 (167)         (362)         (285)
Sales                                                 (28)          (78)          (52)
Administrative                                        (79)          (98)          (89)
Research and Development                              (21)          (48)          (38)
Other Net Operational Expenses                        (39)         (138)         (106)
Financial Result                                      (68)          598           145
Financial Expenses                                   (155)         (207)         (185)
Financial Revenues                                     67           179            50
Monetary Variation                                     20           626           280
Operating Profit                                      602         2,039         1,364
Income Tax and Social Contribution                     31          (498)         (200)
Net Earnings                                          633         1,541         1,164
Earnings per share (R$)                              1.65          4.01          3.03

                                  BALANCE SHEET

                                                                           million R$
                                                  1Q 02         4Q 02           1Q 03
                                               ----------    ----------    ----------
Assets
    Current                                         4,986         4,346         4,787
    Long Term                                       2,562         3,167         3,045
    Fixed                                          16,283        19,321        20,080
Total                                              23,831        26,834        27,912
Liabilities
    Current                                         4,649         4,218         4,629
    Long Term                                       7,099         9,865         9,991
    Shareholders Equity                            12,083        12,751        13,292
       Paid-up Capital                              4,000         5,000         5,000
       Reserves                                     8,083         7,751         8,292
Total                                              23,831        26,834        27,912

[GRAPHIC APPEARS HERE] INVESTMENTS

Investments carried out in the first quarter of 2003 totalled US$ 197.9 million, US$ 17.6 million of which referred to acquisitions. The amount spent on projects was US$ 109.5 million, 55.3% of the total investment.

                                     BR GAAP

                                      1Q 03

Expenditure on the ferrous minerals area projects amounted to US$ 23.8 million, non-ferrous mineral US$ 48.1 million, logistics US$ 21.2 million, and power generation, US$ 16.4 million.

The main projects under way are:

     Area                   Project              Investment                                Status
                                               realized in 1Q03
-----------------    ----------------------   -----------------    ------------------------------------------------------
Ferrous Minerals     Enlarging iron ore       US$ 6.1 million      Completion scheduled for 2005. Project implementation
                     production capacity                           is proceeding according to schedule. Once expansion is
                     in the Northern System                        complete, production capacity will increase by 14
                                                                   million tons a year. Project capital expenditure is
                                                                   estimated at US$ 144.4 million.

Ferrous Minerals     Pier III of Ponta da     US$ 2.1 million      Completion expected for January 2004. 75% of total
                     Madeira Maritime                              project investment, estimated at US$ 33.3 million, has
                     Terminal (TMPM)                               already been completed. Project implementation is
                                                                   proceeding according to schedule. The new pier will have a loading capacity of 18 million tons a year, enlarging the
                                                                   capacity of TMPM to 74 million tons a year.

Ferrous Minerals     Brucutu mine             US$ 3.5 million      Completion scheduled for 2008, when the mine will have
                                                                   production capacity of 12 million tons a year. 1.5% of
                                                                   the investment has already been made and works are
                                                                   proceeding according to schedule. Total investment is
                                                                   estimated at US$ 219.9 million, of which US$ 19.7
                                                                   million is programmed for 2003.

Ferrous Minerals     Fabrica Nova mine        US$ 637,000          Completion estimated for 2005.  1% of the investment
                                                                   has already been made, refer to landscaping and
                                                                   earthworks. The Fabrica Nova mine is likely to have a
                                                                   capacity of 10 million tons a year by 2005, reaching 15
                                                                   million by 2009. Total capital expenditure is budgeted
                                                                   at US$ 84.4 million, with programmed spending of US$
                                                                   39.6 million for 2003. Works are proceeding on
                                                                   schedule.

Non-ferrous          Sossego mine             US$ 40.5 million     Completion estimated for first half 2004. 32.1% of the
Minerals                                                           total investment in the project has already been made,
                                                                   58.4% of the undertaking having been completed. Total
                                                                   capital expenditure is US$ 383 million, of which US$ 253
                                                                   million is programmed for 2003. The first tests should begin in
                                                                   June 2003. The project is slightly ahead of schedule.

Non-ferrous          Expansion of             US$ 4.0 million      Completion estimated for first half 2005. 16% of the
Minerals             Taquari -Vassouras                            investment total of US$ 67 million budgeted for the
                     Potash                                        mine project, has been carried out. The project is on
                                                                   schedule. The mine capacity will be enlarged from 600,000
                                                                   tons to 850,000 tons a year.

Logistics            Purchase of              US$ 18.9 million     Purchase of 2,782 wagons and 105 locomotives by the end
                     locomotives and wagons                        of 2003.  7.5% of total investment (US$ 245.6 million)
                                                                   has been realised. Part of equipment bought will be
                                                                   used for general cargo, and part for iron ore.

Logistics            Praia Mole Terminal      US$ 707,000          Completion of first phase estimated for 2003, with
                     (Phases I & II)                               second phase completion in 2004. Of a total estimated
                                                                   project investment of US$ 22.6 million, 54% has been
                                                                   carried out.

Power Generation     Aimores                  US$ 6.4 million      Completion estimated for December 2003. 78% of total
                     Hydroelectric Power                           estimated investment of US$94.6 million has already
                     Plant                                         been completed. The project is proceeding according to
                                                                   schedule.

Power Generation     Candonga                 US$ 6.7 million      Completion estimated for November 2003. 75% of the
                     Hydroelectric Power                           investment of US$ 40.9 million has already been made.
                     Plant                                         Implementation of the project is on schedule.

Expenditure on information technology amounted to US$ 12.4 million, of which US$ 7 million was spent on the initial installation of an Enterprise Resource Planning (ERP) system. The ERP system is likely to enter into service by the end of 2004, allowing greater integration between the areas of the Company and the rapid retrieval of information, helping to further improve the quality of management.

                                     BR GAAP

                                      1Q 03

The Company is implementing Hyperion, a consolidated accounting system which will further increase the transparency of financial information to the market, widening the scope of information and making it available more quickly. With the help of Hyperion it will be possible to publish consolidated quarterly financial statements, in accordance with Brazilian GAAP accounting procedures, from 3Q03.

US$ 21.8 million was invested in the maintenance, modernization of equipment and environmental protection.

A total of US$ 27.6 million in capital was injected into subsidiaries and affiliates (Celmar and FCA) for financial restructuring.

Mineral Exploration and Technological Development

Investment in mineral exploration and technological development amounted to US$
9.0 million, of which US$ 2.9 million referred to prospecting for copper and gold deposits.

The Carajas region remained as the focus for mineral exploration activities in 1Q03, with development work aimed at identifying deposits of copper, gold, nickel and platinum group metals, and preparations made for the carrying out of pre-feasibility studies for various areas containing copper and nickel. Targeting campaigns will begin in May.

In the rest of Brazil, prospecting programs continued for copper, gold, nickel, platinum group metals, bauxite and kaolin in the states of Para, Rondonia, Maranhao, Piaui, Mato Grosso, Goias and Minas Gerais.

In Peru, in the form of a joint venture with Antofagasta Minerals, areas with potential have been identified, which will be subject to drilling investigation in the next few months. Compania Minera Latino Americana, a wholly owned subsidiary of CVRD, has been carrying out mineral prospecting in Chile.

CVRD has started to use QemSCAN technology, a state-of-the-art system for mineral and metallurgical analysis which allows rapid identification of minerals and improves the efficiency of mining operations. The system involves the use of a Multi-element Scanning Electron Microscope, which will be used to identify ores and optimize processes in the base metal and precious metal areas.

The mineral exploration budget for 2003 amounts to US$ 71.7 million, of which US$ 5.2 million will be invested in technological development.

                               INVESTMENTS - 1Q 03

By business area             US$ million         %         By category                    US$ million        %
-------------------------    -----------    -----------    ---------------------------    -----------    ----------
Ferrous Minerals                    58.2           29.4%   Capital Injections                    27.6          14.0%

Logistics                                                  Maintenance and                       21.8          11.0%
                                    48.7           24.6%   Environmental Protection

Non-ferrous Minerals                56.2           28.4%   Projects                             109.5          55.3%

Power Generation                    16.4            8.3%   Mineral Exploration and                9.0           4.5%
                                                           Technological Research

Others                              18.4            9.3%   Information Technology                12.4           6.3%

                                                           Acquisitions                          17.6           8.9%
-------------------------    -----------    -----------    ---------------------------    -----------    ----------
Total                              197.9            100%   Total                                197.9           100%
-------------------------    -----------    -----------    ---------------------------    -----------    ----------

                                     BR GAAP

                                      1Q 03

              IRON ORE AND PELLETS - FINANCIAL INDICATORS - REVISED

                                                                              million R$
HISPANOBRAS                                   1Q 02            4Q 02             1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                             907            1,139             905
   Export Markets                                   487              313             268
   Domestic Market                                  420              826             637
Average Price (US$/ton)                           31.38            25.80           29.75

Net Revenues                                         67              126              94
Cost of Goods Sold                                  (58)            (106)            (81)
Net Financial Result                                  1               (3)             (3)
Net Earnings                                          5                8               4
Gross Margin (%)                                   13.4             15.9            13.8
EBITDA                                               11               21              15
EBITDA Margin (%)                                  16.4             16.7            16.0

NIBRASCO                                       1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                           1,000            2,116           1,800
   Export Markets                                   407              783             469
   Domestic Market                                  593            1.333           1.331
Average Price (US$/ton)                           30.39            28.52           27.75

Net Revenues                                         71              220             175
Cost of Goods Sold                                  (70)            (190)           (167)
Net Financial Result                                 (2)               1               1
Net Earnings                                         (4)              14               3
Gross Margin (%)                                    1.4             13.6             4.6
EBITDA                                                5               32              13
EBITDA Margin (%)                                   7.0             14.5             7.4
Total Debt (US$ million)
    - Short Term                                      2                2               2
    - Long Term                                       4                1               1
Total                                                 6                3               4

ITABRASCO                                      1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                             877              913             813
   Export Markets                                   644              431             306
   Domestic Market                                  233              482             507
Average Price (US$/ton)                           31.35            30.18           29.54

Net Revenues                                         66               94              86
Cost of Goods Sold                                  (56)             (89)            (73)
Net Financial Result                                 (1)              (5)             (3)
Net Earnings                                          2                6               3
Gross Margin (%)                                   15.2              5.3            15.1
EBITDA                                                8                9              11
EBITDA Margin (%)                                  12.1              9.6            12.8
Total Debt (US$ million)
    - Short Term                                     18                -               5

                                     BR GAAP

                                      1Q 03

              IRON ORE AND PELLETS - FINANCIAL INDICATORS - REVISED

                                                                              million R$
KOBRASCO                                       1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                             856            1,316           1,134
   Export Markets                                   436            1,074             453
   Domestic Market                                  420              242             681
Average Price (US$/ton)                           31.69            29.97           30.39

Net Revenues                                         64              143             117
Cost of Goods Sold                                  (50)            (112)            (94)
Net Financial Result                                 (4)              45              18
Net Earnings                                          3               18              18
Gross Margin (%)                                   21.9             21.7            19.7
EBITDA                                               15               38              24
EBITDA Margin (%)                                  23.4             26.6            20.5
Total Debt (US$ million)
    - Long Term                                     150              114             124
Total                                               150              114             124

SAMARCO                                        1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                           3.301            3.834           3.988
Average Price (US$/ton)                           28.48            29.22           27.59

Net Revenues                                        213              398             361
Cost of Goods Sold                                 (109)            (144)           (163)
Net Financial Result                                (15)              27               -
Net Earnings                                         58              235             139
Gross Margin (%)                                   48.8             63.8            54.8
EBITDA                                               93              273             188
EBITDA Margin (%)                                  43.7             68.6            52.1
Total Debt (US$ million)
    - Short Term                                    169              141             123
    - Long Term                                      93               67              56
Total                                               262              208             179

                                     BR GAAP

                                      1Q 03

              IRON ORE AND PELLETS - FINANCIAL INDICATORS - REVISED

                                                                              million R$
FERTECO                                        1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                           2,532            3,288           4,879
   Export Market - Iron Ore                       2,020            2,142           3,503
   Domestic Market  - Iron Ore                      512            1,146           1,376
Average Price (US$/ton)                           14.59            12.68           13.87

Volume Sold ('000 tons)                             725            1,342             856
   Export Market - Pellets                          448              645             358
   Domestic Market  - Pellets                       277              697             498
Average Price (US$/ton)                           26.63            24.06           29.62

Net Revenues                                        127              293             311
Cost of Goods Sold                                  (70)            (141)           (181)
Net Financial Result                                 (5)               7              (8)
Net Earnings                                         29               50              89
Gross Margin (%)                                   44.9             51.9            41.8
EBITDA                                               52              128             123
EBITDA Margin (%)                                  40.9             43.7            39.5
Total Debt (US$ million)
    - Short Term                                     55               23              10
    - Long Term                                      94               82              82
Total                                               150              105              92

                                                                            US$ thousand
GIIC*                                          1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------

Volume Sold ('000 tons)                             823              932             772
   Export Market                                    823              932             772
Average Price (US$/ton)                           41.76            40.40           41.00

Net Revenues                                         80              133             101
Cost of Goods Sold                                  (69)            (109)            (78)
Net Financial Result                                  -               (2)             (1)
Net Earnings                                          9               13              13
Gross Margin (%)                                   13.8             18.0            22.8
EBITDA                                               12               18              16
EBITDA Margin (%)                                  15.0             13.5            15.8

* Financial indicators calculated according to the standards of the International Accounting Standards Committee

                                     BR GAAP

                                      1Q 03

           MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS - REVISED

                                                                              million R$
SIBRA (Consolidated)                           1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold - Ferro Alloys ('000 tons)               60               85              67
   Export Market                                     23               35              30
   Domestic Market                                   37               50              37
Average Price (US$/ton)                          521.43          425.73          530.70

Volume Sold - Manganese ('000 tons)                 258              282             279
   Export Market                                    243              192             185
   Domestic Market                                   15               90              94
Average Price (US$/ton)                           53.40           45.86           40.34

Net Revenues                                         96              153             142
Cost of Goods Sold                                  (51)             (86)            (84)
Net Financial Result                                 (1)             (34)            (11)
Net Earnings                                         34              (20)             18
Gross Margin (%)                                   46.9             43.8            40.8
EBITDA                                               42               24              40
EBITDA Margin (%)                                  43.8             15.7            28.2
Total Debt (US$ million)
    - Short Term                                     30               36              37
    - Long Term                                      21               22              20
Total                                                51               58              57

                                     BR GAAP

                                      1Q 03

             ALUMINUM - FINANCIAL INDICATORS - ADJUSTED AND REVISED

                                                                              million R$
MRN                                            1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                           1,781            2,982           2,196
   Export Markets                                   485              601             711
   Domestic Market                                1,296            2,381           1,485
Average Price (US$/ton)                           19.76            20.54           19.23

Net Revenues                                         76              204             140
Cost of Goods Sold                                  (40)             (78)            (69)
Net Financial Result                                 (2)             102               -
Net Earnings                                         24              218              59
Gross Margin (%)                                   47.4             61.8            50.7
EBITDA                                               46              138              82
EBITDA Margin (%)                                  60.5             67.6            58.6
Total Debt (US$ million)
    - Short Term                                     14               29              44
    - Long Term                                      96               76              69
Total                                               110              105             113

ALUNOTE                                        1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                             427              407             490
   Export Market                                    222              208             289
   Domestic Market                                  205              199             201
Average Price (US$/ton)                          161.55           161.79          172.03

Net Revenues                                        165              250             292
Cost of Goods Sold                                 (136)            (174)           (218)
Net Financial Result                                (11)             114              44
Net Earnings                                         10              256             102
Gross Margin (%)                                   17.6             30.4            25.3
EBITDA                                               34               82              83
EBITDA Margin (%)                                  20.6             32.8            28.4
Total Debt (US$ million)
    - Long Term                                     455              481             482
Total                                               455              481             482

ALBRAS                                         1Q 02            4Q 02           1Q 03
----------------------------------------    -----------    -------------    ------------
Volume Sold ('000 tons)                              88              104             103
   Export Market                                     84              100              99
   Domestic Market                                    4                4               4
Average Price (US$/ton)                        1,319.81         1,306.47        1,337.98

Net Revenues                                        274              490             480
Cost of Goods Sold                                 (171)            (288)           (285)
Net Financial Result                                (11)             176              64
Net Earnings                                         76              460             223
Gross Margin (%)                                   37.6             41.2            40.6
EBITDA                                              106              219             198
EBITDA Margin (%)                                  38.7             44.7            41.3
Total Debt (US$ million)
    - Short Term                                     73               20               -
    - Long Term                                     524              466             451
Total                                               597              486             451

                                     BR GAAP

                                      1Q 03

             ALUMINUM - FINANCIAL INDICATORS - ADJUSTED AND REVISED

                                                          million R$
      VALESUL                     1Q 02         4Q 02         1Q 03
------------------------        --------      --------      --------
Volume Sold ('000 tons)               21            27            19
 Export Market                         9            13             9
 Domestic Market                      12            14            10
Average Price (US$/ton)         1,720.97      1,618.98      1,730.60

Net Revenues                          78           146           108
Cost of Goods Sold                   (64)          (87)          (69)
Net Financial Result                  (1)           (2)            -
Net Earnings                           6            38            27
Gross Margin (%)                    17.9          40.4          36.1
EBITDA                                14            49            35
EBITDA Margin (%)                   17.9          33.6          32.4
Total Debt (US$ million)
 - Short Term                          1             1             1
 - Long Term                           2             1             1
Total                                  3             2             2

                                     BR GAAP

                                      1Q 03

                                  EQUITY INCOME

                                                                           million R$
    Company/Shareholding                  %        1Q 02         4Q 02         1Q 03
--------------------------------        ------    -------      --------      --------
Iron Ore and Pellets
Caemi                                    16.86      5,948       (51,804)        9,483
KOBRASCO                                 50.00      1,524             -             -
HISPANOBRAS                              50.89      2,552         4,289         2,285
ITABRASCO                                50.90      1,253         3,455         1,737
NIBRASCO                                 51.00     (2,174)        6,966         1,615
CVRD Overseas Ltd.                      100.00     23,234        (8,995)       29,454
Ferteco                                 100.00     29,051        28,431        85,047
GIIC                                     50.00      4,526         6,646         6,256
ITACO/Rio Doce Europa - S.'a.r.l.       100.00     66,136      (168,089)     (139,804)
Minas da Serra Geral S.A.                51.00      1,338          (988)        3,796
Samarco                                  50.00     29,048       117,546        69,727
Urucum                                  100.00          -        (3,512)            -
Others                                              4,256       (36,491)        5,637
Total Iron Ore and Pellets                        166,692      (102,546)       75,233
Manganese and Ferro- alloys
RDME                                    100.00     (2,277)       12,326         8,007
SIBRA                                    99.28     33,296       (19,095)       17,870
Urucum Mineracao S.A.                   100.00      8,685         5,439         6,893
Others                                                676       113,033         3,891
Total Manganese and Ferro-alloys                   40,380       111,703        36,661
Non-Ferrous
Para Pigmentos S.A.                      75.50      5,001             -             -
Others                                               (184)       (1,119)           (4)
Total Non-Ferrous                                   4,817        (1,119)           (4)
Logistics
DOCENAVE                                100.00     17,495        (3,295)       (1,721)
Sepetiba Tecon S.A.                      50.00          -             -        (2,434)
TVV                                      99.89       (212)         (329)        2,016
Others                                             (3,894)            -             -
Total Logistics                                    13,389        (3,624)       (2,139)
Steel
CSI                                      50.00        617       (55,891)      (28,649)
CST                                      22.85     (2,638)       89,099        64,641
USIMINAS                                 11.46      1,447        94,549        37,000
Total Steel                                          (574)      127,757        72,992
Aluminum
ALBRAS                                   51.00     38,731       128,403       113,820
ALUNORTE                                 57.03      4,526       124,523        58,138
ITACO                                   100.00        186       (10,173)       (6,018)
Mineracao Rio do Norte S.A.              40.00      9,776        86,878        23,799
ALUVALE  (own operations)               100.00      8,477         1,589        16,439
Valesul                                  54.51      3,415        20,510        14,806
Total Aluminum                                     65,111       351,730       220,984
Others
FOSFERTIL                                11.12      3,759        11,105        10,971
Florestas Rio Doce S.A.                  99.85      2,864        (3,516)        4,236
Valepontocom                            100.00    (15,563)            -             -
Others                                              3,968       (19,742)         (314)
Total Others                                       (4,972)      (12,153)       14,893
General Total                                     284,843       471,748       418,620

                                     BR GAAP

                                      1Q 03

                              PROVISION FOR LOSSES

                                                                           million R$
      Company/Shareholding                %        1Q 02        4Q 02         1Q 03
---------------------------------       ------    -------      --------      --------
Iron Ore and Pellets
KOBRASCO                                 50.00          -         8,821         9,095
Total Iron Ore and Pellets               50.00          -         8,821         9,095
Manganese and Ferro-alloys
Others                                                (59)         (201)          (81)
Total Manganese and Ferro-alloys                      (59)         (201)          (81)
Non-Ferrous
Para Pigmentos S.A.                      75.50          -        25,467        23,980
Total Non-Ferrous                                       -        25,467        23,980
Logistics
Companhia Ferroviaria do Nordeste        32.40     (1,729)       (3,193)       (1,929)
DOCEPAR S.A.                            100.00    (50,735)            -             -
Mineracao Tacuma  Ltda ( FCA)            45.65     (6,041)       (5,648)      (19,399)
MRS Logistica S.A.                       17.26          -        33,104         6,072
Sepetiba Tecon S.A.                      50.00          -         5,032             -
Logistics Total                                   (58,505)       29,295       (15,256)
Steel
DOCEPAR S.A.                            100.00     (8,186)       (7,561)       (8,106)
Steel  Total                                       (8,186)       (7,561)       (8,106)
Aluminum
ALBRAS                                   51.00          -       106,614             -
Aluminum Total                                          -       106,614             -
Others
CELMAR  S.A                             100.00          -       (20,161)            -
Valepontocom                            100.00          -        (8,354)            -
Total Others                                            -        (28,515)           -
General Total                                     (66,750)      133,920         9,632

                              GOODWILL AMORTIZATION

                                                                           million R$
    Company/Shareholding                  %        1Q 02         4Q 02         1Q 03
---------------------------------       ------    -------      --------      --------
Iron Ore and Pellets
Caemi                                    16.86    (12,930)      (13,019)      (12,930)
Ferteco Mineracao S.A.                  100.00          -       (34,656)      (34,656)
Others                                             (2,361)       (2,361)       (2,361)
Total                                             (15,291)      (50,036)      (49,947)
Manganese and Ferro-alloys
SIBRA                                    99.28    (20,130)      (20,131)      (20,130)
Total                                             (20,130)      (20,131)      (20,130)
Logistics
Mineracao Tacuma Ltda (FCA)              45.65    (30,767)     (123,285)      (23,095)
Total                                             (30,767)     (123,285)      (23,095)
General Total                                     (66,188)     (193,452)      (93,172)

                                     BR GAAP

                                      1Q 03

                            RESULT FROM SHAREHOLDINGS

                                                                           million R$
    Company/Shareholding                  %        1Q 02         4Q 02         1Q 03
---------------------------------       ------    -------      --------      --------
Iron Ore and Pellets
Caemi                                    16.86     (6,982)      (64,823)       (3,447)
KOBRASCO                                 50.00      1,524         8,821         9,095
HISPANOBRAS                              50.89      2,552         4,289         2,285
ITABRASCO                                50.90      1,253         3,455         1,737
NIBRASCO                                 51.00     (2,174)        6,966         1,615
CVRD Overseas Ltd.                      100.00     23,234        (8,995)       29,454
Ferteco Mineracao S.A.                  100.00     29,051        (6,225)       50,391
GIIC                                     50.00      4,526         6,646         6,256
ITACO/Rio Doce Europa - S.'a.r.l.       100.00     66,136      (168,089)     (139,804)
Minas da Serra Geral S.A.                51.00      1,338          (988)        3,796
Samarco                                  50.00     29,048       117,546        69,727
Urucum Mineracao S.A.                   100.00          -        (3,512)            -
Others                                              1,895       (38,852)        3,276
Total Iron Ore and Pellets                        151,401      (143,761)       34,381
Manganese  and Ferro-alloys
RDME                                    100.00     (2,277)       12,326         8,007
SIBRA                                    99.28     13,166       (39,226)       (2,260)
Urucum Mineracao S.A.                   100.00      8,685         5,439         6,893
Others                                                617       112,832         3,810
Total Manganese and Ferro-alloys                   20,191        91,371        16,450
Non-ferrous
Para Pigmentos S.A.                      75.50      5,001        25,467        23,980
Others                                               (184)       (1,119)           (4)
Total Non-ferrous                                   4,817        24,348        23,976
Logistics
Companhia Ferroviaria do Nordeste        32.40     (1,729)       (3,193)       (1,929)
DOCEPAR S.A.                            100.00    (50,735)            -             -
Mineracao Tacuma  Ltda (FCA)             45.65    (36,808)     (128,933)      (42,494)
MRS Logistica S.A.                       17.26          -        33,104         6,072
DOCENAVE                                100.00     17,495        (3,295)       (1,721)
Sepetiba Tecon S.A.                      50.00          -         5,032        (2,434)
TVV                                      99.89       (212)         (329)        2,016
Others                                             (3,894)            -             -
Total Logistics                                   (75,883)      (97,614)      (40,490)
Steel
CSI                                      50.00        617       (55,891)      (28,649)
CST                                      22.85     (2,638)       89,099        64,641
DOCEPAR S.A.                            100.00     (8,186)       (7,561)       (8,106)
USIMINAS                                 11.46      1,447        94,549        37,000
Total Steel                                        (8,760)      120,196        64,886
Aluminum
ALBRAS                                   51.00     38,731       235,017       113,820
ALUNORTE                                 57.03      4,526       124,523        58,138
ITACO                                   100.00        186       (10,173)       (6,018)
Mineracao Rio do Norte S.A.              40.00      9,776        86,878        23,799
Mineracao Vera Cruz S.A.                100.00          -             -             -
ALUVALE  (own operations)               100.00      8,477         1,589        16,439
Valesul                                  54.51      3,415        20,510        14,806
Total Aluminum                                     65,111       458,344       220,984
Others
CELMAR                                  100.00          -       (20,161)            -
FOSFERTIL                                11.12      3,759        11,105        10,971
Florestas Rio Doce S.A.                  99.85      2,864        (3,516)        4,236
Valepontocom                            100.00    (15,563)       (8,354)            -
Others                                              3,968       (19,742)         (314)
Total Others                                       (4,972)      (40,668)       14,893
General Total                                     151,905       412,216       335,080

                                     BR GAAP

                                      1Q 03

This communication may include declarations which represent the expectations of the Company's Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissao de Valores Mobiliarios (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD
Form 20F."

[LOGO APPEARS HERE]                                          [LOGO APPEARS HERE]

                           Companhia Vale do Rio Doce
                         Departamento de Controladoria

                       1st Quarterly Financial Statements

                                    BR GAAP

                                      Filed with The Comissao de Valores
                                      Mobiliarios - CVM (Brazilian Securities
                                      Commission) and Security Exchange
                                      Commission - SEC on 05/14/2003

                    Gerencia Geral de Controladoria - GECOL

CONTENTS

PART I                                                                            3

1-    MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR
      THE FIRST QUARTER OF 2003 COMPARED WITH THE FIRST QUARTER OF 2002           3

1.1- General Aspects                                                              3

1.2- Comments on the Parent Company Results                                       4
         1.2.1- Gross Revenues                                                    4
         1.2.2- Cost of Products and Services                                     5
         1.2.3- Result of Shareholdings by Business Area                          6
         1.2.4- Operating Expenses                                                8
         1.2.5- Net Financial Result                                              8
         1.2.6- Cash Flow                                                         8
         1.2.7- Income Tax and Social Contribution                                8

PART II                                                                           9

QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION                      9

2- BALANCE SHEET                                                                  9

3- STATEMENT OF INCOME                                                           10

4- STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                                  11

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)                              12

6- NOTES TO THE QUARTERLY INFORMATION AT MARCH 31, 2003 AND 2002                 13

6.1- Operations                                                                  13

6.2- Presentation of Quarterly information                                       13

6.3- Significant Accounting Policies                                             13

6.4- Cash and Cash Equivalents                                                   13

6.5- Transactions with Related Parties                                           14

6.6- Inventories                                                                 14

6.7- Deferred Income Tax and Social Contribution                                 15

6.8- Investments                                                                 16

6.9- Property, Plant and Equipment                                               18

6.10- Loans and Financing                                                        19

6.11- Contingent Liabilities                                                     20

6.12- Environmental and Site Reclamation and Restoration Costs                   21

6.13- Paid-up Capital                                                            21

6.14- Treasury Stock                                                             21

6.15- Financial Result                                                           22

6.16- Financial Instruments - Derivatives                                        22

6.17- Exchange Rate Exposure                                                     25

6.18- Administrative and Other Operating Expenses                                25

6.19- Subsequent Events                                                          26

PART III                                                                         28

7-    OTHER INFORMATION THE COMPANY DEEMS RELEVANT                               28

7.1-  Iron Ore and Pellet Sales (Main Markets) (Unaudited)                       28

7.2-  Information About FERTECO (Unaudited)                                      29

7.3-  Information About Rio Doce International Finance Ltd. - RDIF (Unaudited)   30

PART IV                                                                          31

8- ATTACHMENT I - EQUITY INVESTEE INFORMATION                                    31

8.1- Aluminum Area - ALBRAS (Adjusted and Unaudited)                             31

8.2- Aluminum Area - ALUNORTE (Adjusted and Unaudited)                           32

8.3- Aluminum Area - ALUVALE (Adjusted and Unaudited)                            33

8.4- Aluminum Area - MRN (Adjusted and Unaudited)                                34

8.5- Aluminum Area - VALESUL (Adjusted and Unaudited)                            35

8.6- Pelletizing Area - HISPANOBRAS (Adjusted and Unaudited)                     36

8.7- Pelletizing Area - ITABRASCO (Adjusted and Unaudited)                       37

8.8- Pelletizing Area - KOBRASCO (Adjusted and Unaudited)                        38

8.9- Pelletizing Area - NIBRASCO (Adjusted and Unaudited)                        39

8.10- Pelletizing Area - SAMARCO (Adjusted and Unaudited)                        40

8.11- Pelletizing Area - GIIC (Adjusted and Unaudited)                           41

8.12- Iron Ore Area - FERTECO (Adjusted and Unaudited)                           42

8.13- Manganese and Ferroalloys Area - SIBRA (Adjusted and Unaudited)            43

9- REPORT OF THE INDEPENDENT ACCOUNTANTS                                         44

10- BOARD OF DIRECTORS, FISCAL COUNCIL AND EXECUTIVE OFFICERS                    45

                                     Part I

                         Expressed in millions of reais

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THE FIRST
   QUARTER OF 2003 COMPARED WITH THE FIRST QUARTER OF 2002

1.1- General Aspects


(a) The Companhia Vale do Rio Doce's segments of business are mining, logistics and energy, as follows:

         - ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

         -        non-ferrous minerals: gold, potash, kaolin and copper;

         - logistics: railroads, ports and maritime terminals and shipping;

         -        energy: electric power generation; and

         - shareholdings: equity holdings in producers of aluminum, steel and fertilizers.

(b) The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

                                                                     (DELTA)% Currencies / Indice                  Parity
                                    --------------------------------------------------------------- -----------------------
Period                               U.S. DOLLAR      YEN      GOLD       IGP-M         TJLP         US$ x R$    US$ x Yen
---------------------               ------------- ---------- ----------- ----------- ------------ ------------  -----------
1Q/03                                        (5.1)      (4.6)       (3.6)        6.3          2.6       3.3531       118.20
12/31/02                                     52.3       68.2        25.0        25.3          9.9       3.5333       118.87
4Q/02                                        (9.3)      (7.0)        7.3        13.4          2.4       3.5333       118.87
1Q/02                                         0.1       (1.1)        7.7         0.5          2.4       2.3236       132.85
12/31/01                                     18.7        3.7         1.2        10.4          9.5       2.3204       131.27

         About 63% of the Company's gross revenue for three months ended March 31, 2003 is derived from exports and part of domestic sales is denominated in U.S. dollars, as well as 40% of total costs. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

         Approximately 96% of the short-term and long-term loans of the Company at 03/31/03 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes
         6.10 and 6.15).

(c) On the first quarter of 2003, the consolidated trade balance of US$ 684 million was generated:

                                                               (in US$ millions)
                                                --------------------------------
                                                                    Consolidated
                                                --------------------------------
                                                           1Q/03           1Q/02
                                                ---------------- ---------------
         Exports                                             800             712
         Imports                                            (116)           (117)
                                                ---------------- ---------------
                                                             684             595
                                                ================ ===============

                    Consolidated Trade Balance - US$ Million

                              [GRAPH APPEARS HERE]

1.2- Comments on the Parent Company Results

The net income of the Company for the three months ended March 31, 2003 was R$ 1,163,828 compared with net income of R$ 633,138 in the three months ended March 31, 2002 (the earnings per share corresponds to R$ 3.03 in the three months ended March 31, 2003 versus R$ 1,65 in the three months ended March 31, 2002).

1.2.1-   Gross Revenues

The 57.3% increase in gross revenue (R$ 2,517,618 on 03/31/03 against R$ 1,600,803 on 03/31/02) is a result of the devaluation of the real against the United States dollar, affecting 84% of the Company's revenue, and the higher volumes sold of iron ore, pellets and potash, as shown in the table below. The increase in iron ore sales was due to growth in the Chinese, North American and European markets.

Sales volume and revenues by products and services:

                                   In thousands of metric tons (except gold)                              In millions of reais
                                ------------------------------------------------------------------------------------------------
                                1Q/03   1Q/02  (DELTA)%  4Q/02  (DELTA)%    1Q/03      1Q/02      (DELTA)%    4Q/02    (DELTA)%
                                ------ ------- ------- -------- -------- ----------  ----------- ---------  --------- ----------
External market
      Iron ore - fines          20,548  20,154     2.0   22,016     (6.7) 1,053,902      685,546      53.7  1,193,028      (11.7)
      Iron ore - lump ore        1,604   1,762    (9.0)   1,967    (18.5)    87,803       65,888      33.3    108,395      (19.0)
      Pellets                    4,171   2,563    62.7    4,123      1.2    406,061      174,914     132.1    437,669       (7.2)
                                ------ -------         --------          ----------  -----------            ---------
                                26,323  24,479     7.5   28,106     (6.3) 1,547,766      926,348      67.1  1,739,092      (11.0)
                                ------ -------         --------          ----------  -----------            ---------
Internal market
      Iron ore - fines           7,609   6,862    10.9    8,961    (15.1)   357,669      206,518      73.2    414,874      (13.8)
      Iron ore - lump ore        1,546   1,601    (3.4)   1,613     (4.2)    53,728       31,369      71.3     47,940       12.1
      Pellets (*)                  913     721    26.6      744     22.7    118,629       70,540      68.2    108,999        8.8
                                ------ -------         --------          ----------  -----------            ---------
                                10,068   9,184     9.6   11,318    (11.0)   530,026      308,427      71.8    571,813       (7.3)
                                ------ -------         --------          ----------  -----------            ---------
Total
      Iron ore - fines          28,157  27,016     4.2   30,977     (9.1) 1,411,571      892,064      58.2  1,607,902      (12.2)
      Iron ore - lump ore        3,150   3,363    (6.3)   3,580    (12.0)   141,531       97,257      45.5    156,335       (9.5)
      Pellets                    5,084   3,284    54.8    4,867      4.5    524,690      245,454     113.8    546,668       (4.0)
                                ------ -------         --------          ----------  -----------            ---------
                                36,391  33,663     8.1   39,424     (7.7) 2,077,792    1,234,775      68.3  2,310,905      (10.1)
                                ------ -------         --------          ----------  -----------            ---------
Railroad transportation         12,152  13,258    (8.3)  15,218    (20.1)   258,866      187,918      37.8    250,161        3.5
Port services                    5,624   5,517     1.9    7,634    (26.3)    68,298       42,454      60.9     79,091      (13.6)
Gold (kg)                          801   3,591   (77.7)   1,264    (36.6)    32,298       79,932     (59.6)    48,017      (32.7)
Potash                             158     113    39.8      203    (22.2)    72,530       37,784      92.0     89,948      (19.4)
Other products and services          -       -       -        -        -      7,834       17,940     (56.3)     7,709        1.6
                                                                         ----------  -----------            ---------
                                                                          2,517,618    1,600,803      57.3  2,785,831       (9.6)
                                                                         ==========  ===========            =========

(*) Includes revenues derived from services with joint ventures of pelletizing in the amount of R$ 20,678, R$ 23,477 and R$ 31,931 on 1Q/03, 1Q/02 and
    4Q/02, respectively.

                Gross Revenue on 1Q/03 - R$ 2,517,618/US$ 721,130

                              [GRAPH APPEARS HERE]

1.2.2- Cost of Products and Services

The 45.3% increase in the cost of products and services (R$ 1,247,883 on 03/31/03 against R$ 858,623 on 03/31/02) results mainly from the rise in sales of purchased pellets, the increase in expenses for maintenance of goods and equipment, higher prices for petroleum derivatives and the effect of exchange rate variation on the portion of costs denominated in U.S. dollars (40%).

Composition of costs of products and services:

[GRAPH APPEARS HERE]

Components of the cost of products and services and the variation for the period:

By Nature

                                        Denominated
                                 -----------------------
                                     R$         US$         1Q/03         %      1Q/02       %     (DELTA)%    4Q/02     %  (DELTA)%
                                 --------- ------------- ------------ --------- -------- --------- -------- ---------- ----- ------
Personnel                          120,262             -      120,262       9.6  122,249      14.2     (1.6)   123,043   9.6   (2.3)
Material                           137,639        73,464      211,103      16.9  113,696      13.2     85.7    271,600  21.2  (22.3)
Oil and gas                        139,176             -      139,176      11.2   79,840       9.3     74.3    111,538   8.7   24.8
Outsourced services                122,850           493      123,343       9.9  134,921      15.7     (8.6)   131,313  10.3   (6.1)
Energy                              24,167             -       24,167       1.9   27,388       3.2    (11.8)    31,108   2.4  (22.3)
Acquisition of iron ore and
 pellets                            22,306       364,162      386,468      31.0  143,301      16.7    169.7    387,631  30.3   (0.3)
Depreciation and depletion         125,548             -      125,548      10.1  139,456      16.2    (10.0)   128,043  10.0   (1.9)
Amortization of goodwill            24,419             -       24,419       2.0   24,419       2.8        -     24,419   1.9      -
Others                              29,957        63,440       93,397       7.4   73,353       8.7     27.3     72,250   5.6   29.3
                                 --------- ------------- ------------ --------- -------- ---------          ---------- ----- ------
Total                              746,324       501,559    1,247,883     100.0  858,623     100.0     45.3  1,280,945 100.0   (2.6)
                                 ========= ============= ============ ========= ======== =========          ========== ===== ======
                                        60%           40%         100%
                                 ========= ============= ============

1.2.3-   Result of Shareholdings by Business Area

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area                                             1Q/03            1Q/02           4Q/02
-------------------------------                   -------------  ---------------  --------------
Ferrous Minerals
.. Iron ore and pellets                                   34,381          151,401        (143,761)
.. Manganese and ferroalloys                              16,450           20,191          91,371
Non-Ferrous Minerals                                     23,976            4,817          24,348
Logistics                                               (40,490)         (75,883)        (97,614)
Investments
.. Steel                                                  64,886           (8,760)        120,196
.. Aluminum                                              220,984           65,111         458,344
Others                                                   14,893           (4,972)        (40,668)
                                                  -------------  ---------------  --------------
                                                        335,080          151,905         412,216
                                                  =============  ===============  ==============

Ferrous Minerals

(a)      Iron ore and pellets

- Ferteco - An increase of R$ 55,996 in the equity result (a gain of R$ 85,047 on 03/31/03 versus a gain of R$ 29,051 on 03/31/02) due to higher a 92.7% jump in iron ore sales (4,879 thousand tons on 03/31/03 against 2,532 thousand tons on 03/31/02) and an 18.1% rise in pellet sales (856 thousand tons on 03/31/03 compared with 725 thousand tons on 03/31/02), partly offset by a 4.9% fall in iron ore prices (US$ 13.87 per ton on 03/31/03 against US$ 14.59 per ton on 03/31/02), while the average pellet price rose 11.2% (US$ 29.62 per ton on 03/31/03 against US$ 26.63 per ton on 03/31/02). At 03/31/03, R$ 34,656 of amortization of goodwill was booked, net of income tax and social contribution on profits.

- Caemi - A rise of R$ 1,878 in the equity result (a gain of R$ 7.826 on 03/31/03 against a gain of R$ 5.948 on 03/31/02) caused by 8.6% higher sales volume (7,970 thousand tons on 03/31/03 versus 7,336 thousand tons on 03/31/02) and the positive effects of exchange rate variation on indebtedness, offset by the 3.5% lower average sale price (US$ 17.88 per ton on 03/31/03 against US$ 18.53 per ton on 03/31/02).

- Itaco/RDE - The equity result fell by R$ 199,720 (a loss of R$ 110,350 on 03/31/03 versus a gain of R$ 89.370 on 03/31/02), due basically to the effect of the appreciation of the real against the U.S. dollar during the quarter on stockholders' equity (negative exchange rate variation of R$ 194,501 on 03/31/03 versus positive variation of R$ 5,381 on 03/31/02). In operational terms, iron ore sales volume rose 4.7% (21,124 thousand tons on 03/31/03 against 20,173 thousand tons on 03/31/02), including sales of the subsidiary CVRD Overseas.

- Kobrasco - A R$ 7,571 improvement in the shareholding result (a gain of R$ 9,095 on 03/31/03 against a gain of R$ 1,524 on 03/31/02), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume increased 32.5% (1,134 thousand tons on 03/31/03 versus 856 thousand tons on 03/31/02) and the average sales price decreased 4.1% (US$ 30.39 per ton on 03/31/03 against US$ 31.69 per ton on 03/31/02).

- Nibrasco - An improvement in the equity result of R$ 3,789 (a gain of R$ 1,615 on 03/31/03 against a loss of R$ 2,174 on 03/31/02), due to an
         80.0% increase in the quantity sold (1,800 thousand tons on 03/31/03 versus 1,000 thousand tons on 03/31/02), partly offset by an 8.7% fall in the average sales price (US$ 27.75 per ton on 03/31/03 against US$ 30,39 per ton on 03/31/02).

- Samarco - An improvement in the equity result of R$ 40,679 (a gain of R$ 69,727 on 03/31/03 against a gain of R$ 29,048 on 03/31/02), caused by a 20.8% increase in sales volume (3,988 thousand tons on 03/31/03 versus 3,301 thousand tons on 03/31/02) and the positive effects of exchange rate variation on debt, partly offset by a 3.1% fall in the average sales price (US$ 27.59 per ton on 03/31/03 against US$ 28.48 per ton on 03/31/02).

(b)      Manganese and ferroalloys

- Sibra - A fall in the equity result of R$ 15,426 (a gain of R$ 17.870 on 03/31/03 against a gain of R$ 33.296 on 03/31/02), caused by the negative effects of exchange rate variation on accounts receivable on 03/31/03, compensated in part by the positive effects of the same variation on exports. In operational terms, ferroalloy sales jumped 131.0% (67 thousand tons on 03/31/03 against 29 thousand tons on 03/31/02), while the quantity of manganese sold remained stable (279 thousand tons on 03/31/03 versus 278 thousand tons on 03/31/02), the average ferroalloy price increased 19.1% (US$ 530.70 per ton on 03/31/03 against US$ 445.67 per ton on 03/31/02) and the average price of manganese fell 26.8% (US$ 40.34 per ton on 03/31/03 versus US$ 55.11 per ton on 03/31/02).

Non-ferrous Minerals

- Para Pigmentos - The shareholding result improved by R$ 18,979 (a gain of R$ 23,980 on 03/31/03 against a gain of R$ 5,001 on 03/31/02) due to the positive effects on 03/31/03 of exchange rate variation on debt. In operational terms, sales volume rose 71.4% (108 thousand tons on 03/31/03 against 63 thousand tons on 03/31/02), offset in part by a 15.0% decrease in the average sales price (US$ 152.00 per ton on 03/31/03 against US$ 178,88 per ton on 03/31/02).

Logistics

- Docenave - A reduction in the equity result of R$ 19,216 (a loss of R$ 1,721 on 03/31/03 versus a gain of R$ 17,495 on 03/31/02), due to the rise in the value of the real against the dollar (on assets in dollar) at 03/31/03, as well as recording of a credit on 03/31/02 of R$ 11,200 in settlement of financing on ships with the BNDES. Operationally, the volume transported rose 90.5% (3,000 thousand tons on 03/31/03 against 1,575 thousand tons on 03/31/02) and the average freight rate also increased, by 24.6% (US$ 7.09 per ton carried on 03/31/03 against US$
         5.69 per ton on 03/31/02).

- Docepar - At 03/31/02, a provision of R$ 50,735 was recorded for losses on fiscal credits of doubtful realization in the short-term.

- FCA - At 03/31/03 a negative shareholding result was recorded of R$ 42,494 (R$ 19,399 as a provision for losses and R$ 23,095 of amortization of goodwill) against R$ 36,808 on 03/31/02 (R$ 6,041 of provision for losses and R$ 30,767 of amortization of goodwill). The provision for losses arises manly from the booking of a provision for environmental risks of R$ 9,785. CVRD's interest in FCA is held through its subsidiary Mineracao Tacuma.

- MRS - At 03/31/03, a provision for losses of R$ 6,072 was reversed due to the positive effects of exchange rate variation on debt. CVRD's interest in MRS is held through Ferteco Mineracao S.A. and indirectly through Mineracoes Brasileiras Reunidas S.A. - MBR.

Shareholdings

(a)      Steel

- CSI - A decrease in the equity result of R$ 29,266 (a loss of R$ 28,649 on 03/31/03 against a gain of R$ 617 on 03/31/02), caused by the strengthening of the real against the U.S. dollar (negative exchange rate variation of R$ 37,708 on 03/31/03 versus positive variation of R$ 617 on 03/31/02). In operational terms, sales volume fell 6.9% (442 thousand tons on 03/31/03 against 475 thousand tons on 03/31/02), offset by 35.6% higher average sales prices (US$ 445.80 per ton on 03/31/03 against US$ 328.65 per ton on 03/31/02).

- CST - An increase in the equity result of R$ 67,279 (a gain of R$ 64,641 on 03/31/03 versus a loss of R$ 2,638 on 03/31/02), due basically to the positive effects of exchange rate variation on debt. Operationally, the average sales price increased 48%, offset partly by 10.7% lower sales of steel slabs (1,015 thousand tons on 03/31/03 against 1,136 thousand tons on 03/31/02).

- Usiminas - The equity result increased by R$ 35.553 (a gain of R$ 37,000 on 03/31/03 against a gain of R$ 1,447 on 03/31/02), mainly caused by the reduced negative effects of exchange rate variation on debt. In operational terms, sales volume rose 5.4% (1,830 thousand tons on 03/31/03 against 1,736 thousand tons on 03/31/02).

(b)      Aluminum

- Albras - The equity result improved by R$ 75,089 (a gain of R$ 113,820 on 03/31/03 versus a gain of R$ 38,731 on 03/31/02), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume went up 17.1% (103 thousand tons on 03/31/03 against 88 thousand tons on 03/31/02), and the average sales price rose by 1.4% (US$ 1,337.98 per ton on 03/31/03 against US$ 1,319.81 per ton on 03/31/02).

- Alunorte - An increase in the equity result of R$ 53,612 (a gain of R$ 58,138 on 03/31/03 versus a gain of R$ 4,526 on 03/31/02), due to the positive effects of exchange rate variation on debt. Operationally, the average sales price of alumina rose 6.5% (US$ 172.03 per ton on 03/31/03 against US$ 161.55 per ton on 03/31/02) and sales volume increased 14.8% (490 thousand tons on 03/31/03 compared with 427 thousand tons on 03/31/02).

- MRN - The equity result improved by R$ 14,023 (a gain of R$ 23,799 on 03/31/03 against a gain of R$ 9,776 on 03/31/02), caused by a 23.3%
         increase in sales volume (2,196 thousand tons on 03/31/03 against 1,781 thousand tons on 03/31/02), partly offset by a 2.7% decrease in the average sales price of bauxite (US$ 19.23 per ton on 03/31/03 versus US$ 19.76 per ton on 03/31/02).

- Valesul - An increase in the equity result of R$ 11,391 (a gain of R$ 14,806 on 03/31/03 against a gain of R$ 3,415 on 03/31/02), due mainly to the impact of exchange rate variation on sales and a 0.6% increase in the average price of aluminum (US$ 1,730.60 per ton on 03/31/03 against US$ 1,720.97 per ton on 03/31/02), partly offset by a 9.5% fall in the quantity sold (19 thousand tons on 03/31/03 against 21 thousand tons on 03/31/02).

- Aluvale - The equity result (own operations) increased by R$ 7,962 (a gain of R$ 16,439 on 03/31/03 versus a gain of R$ 8,477 on 03/31/02), caused basically by the fiscal benefit of interest on stockholders' equity.

- Itaco - The equity result fell by R$ 6,204 (a loss of R$ 6,018 on 03/31/03 against a gain of R$ 186 on 03/31/02), due to the increase in financial expenses. In operational terms, the average prices of alumina rose by 4.0% and the price of aluminum decreased 0.6% while the sales of aluminum, alumina and bauxite increased respectively by 14%, 339.4% and 35%.

1.2.4-   Operating Expenses

The operating expenses increased R$ 117,290 (R$ 284,557 on 03/31/03 compared to R$ 167,267 on 03/31/02), due to:

- selling expenses, due to an increase in commissions (in turn caused by higher export sales);
-        expenses for research and studies; and
-        other operating expenses (Note 6.18).

1.2.5-   Net Financial Result

The net financial result increased R$ 213,401 (R$ 144,895 of revenue on 03/31/03 compared to R$ 68,506 of expense on 03/31/02), mainly due to the positive effect of exchange rate variation on the Company's net debt on 03/31/03 (Note 6.15).

1.2.6-   Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 1,148,114 on 03/31/03, reflecting an increase of 58.3% over 03/31/02, which was R$ 725,390.

                                                                                     In thousand
                                                 ------------------------------------------------
                                                       1Q/03            1Q/02           4Q/02
                                                 ---------------  --------------   --------------
Net operating revenue                                  2,416,771       1,544,255        2,671,813
Cost of products                                      (1,247,883)       (858,623)      (1,280,945)
Operating expenses                                      (284,557)       (167,267)        (361,800)
                                                 ---------------  --------------   --------------
Operating profit                                         884,331         518,365        1,029,068
Depreciation/goodwill                                    161,396         169,152          149,574
                                                 ---------------  --------------   --------------
                                                       1,045,727         687,517        1,178,642
Dividends received                                       102,387          37,873           33,439
Write-off                                                      -               -          147,000
                                                 ---------------  --------------   --------------
EBITDA R$                                              1,148,114         725,390        1,359,081
                                                 ===============  ==============   ==============
US$ average                                               3.4909          2.3800           3.6773
                                                 ---------------  --------------   --------------
EBITDA US$                                               328,888         304,786          369,587
                                                 ===============  ==============   ==============

1.2.7-   Income Tax and Social Contribution

Income tax and social contribution were an expense of R$ 200,478 compared with a credit of R$ 31,374 on 03/31/02, mainly caused by the increase in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for non-deductible losses) from R$ 330,651 on 03/31/02 to R$ 1,017,319 on 03/31/03, partly reduced by the tax benefit of R$ 211,418 on 03/31/03 provided by paying interest on stockholders' equity on (R$ 107,680 on 03/31/02) (Note 6.7).

                                     PART II

          QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

 (A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate
                                      Law)

2- BALANCE SHEET                                                                In thousands of reais
--------------------------------------------------------------------------------------------------------
                                                            Notes          03/31/03          03/31/02
                                                        --------------  ---------------  ---------------
Assets

Current assets

     Cash and cash equivalents                                     6.4          864,949          259,292
     Accounts receivable from customers                              -        1,328,609        1,436,487
     Related parties                                               6.5        1,105,582          985,605
     Inventories                                                   6.6          413,857          419,290
     Taxes to recover or offset                                      -          127,798          128,615
     Deferred income tax and social contribution                   6.7          653,327          812,306
     Others                                                          -          293,327          304,284
                                                                        ---------------  ---------------
                                                                              4,787,449        4,345,879
                                                                        ---------------  ---------------
Long-term receivables

     Related parties                                               6.5        1,260,130        1,377,158
     Loans and financing                                             -          209,308          268,896
     Deferred income tax and social contribution                   6.7          750,063          790,627
     Judicial deposits                                            6.11          743,542          708,677
     Others                                                          -           81,825           21,359
                                                                        ---------------  ---------------
                                                                              3,044,868        3,166,717
                                                                        ---------------  ---------------
Permanent assets

     Investments                                                   6.8       11,161,812       10,613,949
     Property, plant and equipment                                 6.9        8,918,520        8,706,860
                                                                        ---------------  ---------------
                                                                             20,080,332       19,320,809
                                                                        ---------------  ---------------
                                                                             27,912,649       26,833,405
                                                                        ===============  ===============
Liabilities and stockholders' equity

Current liabilities

     Short-term debt                                              6.10          118,977          397,655
     Current portion of long-term debt                            6.10        1,889,236        1,827,815
     Payable to suppliers and contractors                            -          661,860          683,861
     Related parties                                               6.5        1,002,996          948,400
     Provision for interest on stockholders' equity               6.19          621,820                -
     Payroll and related charges                                     -          141,280          168,114
     Pension Plan - Valia                                            -           84,122           80,763
     Others                                                          -          108,710          111,414
                                                                        ---------------  ---------------
                                                                              4,629,001        4,218,022
                                                                        ---------------  ---------------
Long-term liabilities

     Long-term debt                                               6.10        4,065,741        4,063,553
     Related parties                                               6.5        3,221,881        3,300,003
     Deferred income tax and social contribution                   6.7           85,941           85,472
     Provisions for contingencies                                 6.11        1,372,419        1,271,688
     Pension Plan - Valia                                            -          519,470          498,836
     Others                                                          -          725,668          645,311
                                                                        ---------------  ---------------
                                                                              9,991,120        9,864,863
                                                                        ---------------  ---------------
Stockholders' equity

     Paid-up capital                                              6.13        5,000,000       5,000,000
     Revenue reserves                                                -        8,292,528        7,750,520
                                                                        ---------------  ---------------
                                                                             13,292,528       12,750,520
                                                                        ---------------  ---------------
                                                                             27,912,649       26,833,405
                                                                        ===============  ===============

The additional information, notes and attachment I are an integral part of these statements.

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate
                                      Law)

3- STATEMENT OF INCOME                                                                                In thousands of reais
--------------------------------------------------------------------------------------------------------------------------------
                                                                       Notes          1Q/03           1Q/02           4Q/02
                                                                    ----------  --------------  ---------------  ---------------
Operating revenues
   Sales of ore and metals
      Iron ore and pellets                                               1.2.1       2,077,792        1,234,775        2,310,905
      Gold                                                               1.2.1          32,298           79,932           48,017
      Potash                                                             1.2.1          72,530           37,784           89,948
                                                                                --------------  ---------------  ---------------
                                                                                     2,182,620        1,352,491        2,448,870
   Railroad and port services                                            1.2.1         327,164          230,372          329,252
   Others                                                                1.2.1           7,834           17,940            7,709
                                                                                --------------  ---------------  ---------------
                                                                                     2,517,618        1,600,803        2,785,831
Value Added taxes                                                                     (100,847)         (56,548)        (114,018)
                                                                                --------------  ---------------  ---------------
Net operating revenues                                                               2,416,771        1,544,255        2,671,813
                                                                                --------------  ---------------  ---------------
Cost of products and services
   Ores and metals                                                           -      (1,142,887)        (762,194)      (1,158,907)
   Railroad and port services                                                -        (101,514)         (88,192)        (115,296)
   Others                                                                    -          (3,482)          (8,237)          (6,742)
                                                                                --------------  ---------------  ---------------
                                                                         1.2.2      (1,247,883)        (858,623)      (1,280,945)
                                                                                --------------  ---------------  ---------------
Gross profit                                                                         1,168,888          685,632        1,390,868

Gross margin                                                                              48.4%            44.4%            52.1%

Operating expenses
   Selling                                                                   -         (51,680)         (28,172)         (77,937)
   Administrative                                                         6.18         (88,758)         (78,894)         (98,002)
   Research and development                                                  -         (38,255)         (21,257)         (47,854)
   Other operating expenses                                               6.18        (105,864)         (38,944)        (138,007)
                                                                                --------------  ---------------  ---------------
                                                                                      (284,557)        (167,267)        (361,800)
                                                                                --------------  ---------------  ---------------

Operating profit before financial result and
 result of equity investments                                                          884,331          518,365        1,029,068
Result of equity investments
   Gain on investments accounted for by the equity method                  6.8         418,620          284,843          471,748
   Amortization of goodwill                                                6.8         (93,172)         (66,188)        (193,452)
   Provision for losses                                                    6.8           9,632          (66,750)         133,920
                                                                                --------------- ---------------  ---------------
                                                                                       335,080          151,905          412,216
Financial result, net
   Financial expenses, net                                                6.15        (135,029)         (88,268)         (28,196)
   Monetary and exchange rate variation, net                              6.15         279,924           19,762          626,009
                                                                                --------------  ---------------  ---------------
                                                                                       144,895          (68,506)         597,813
                                                                                --------------  ---------------  ---------------
Operating profit                                                                     1,364,306          601,764        2,039,097
Income tax and social contribution                                         6.7        (200,478)          31,374         (498,055)
                                                                                --------------  ---------------  ---------------
Net income for the period                                                            1,163,828          633,138        1,541,042
                                                                                ==============  ===============  ===============
Number of shares outstanding at the end of the period (in thousands)                   383,839          383,839          383,839
                                                                                ==============  ===============  ===============
Net earnings per share outstanding at the end of the period (R$)                          3.03             1.65             4.01
                                                                                ==============  ===============  ===============

The additional information, notes and attachment I are an integral part of these statements.

 (A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate
                                      Law)

4- STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                                                  In thousands of reais
------------------------------------------------------------------------------------------------------------------------
                                                                     Capital reserves
                                              --------------------------------------------------------------------------
                                                              Result of     Price-level
                                                 Paid-up        share       restatement
                                                 capital      exchange      Law 8,200/91     Expansion      Depletion
                                              ------------- ------------- ---------------- -------------- --------------
 On December 31, 2001                             4,000,000         3,426          440,258      3,869,083      1,506,513
                                              -------------- ------------- ---------------- -------------- -------------

 Capitalization of reserves                       1,000,000        (3,426)        (440,258)             -       (502,347)
 Realization of revenue reserves                          -             -                -              -              -
 Provision for pension plan liabilities                   -             -                -              -              -
 Result on exchange of shares                             -             -                -              -              -
 Net income for the year                                  -             -                -              -              -
 Proposed appropriations:
      Interest on stockholders' equity                    -             -                -              -              -
      Appropriation to revenue reserves                   -             -                -      1,408,499              -

                                              -------------- ------------- ---------------- -------------- -------------
 On December 31, 2002                             5,000,000             -                -      5,277,582      1,004,166
                                              -------------- ------------- ---------------- -------------- -------------

 Net income for the period                                -             -                -              -              -
 Provision for interest on
      stockholders' equity                                -             -                -              -              -

                                              -------------- ------------- ---------------- -------------- -------------
 On March 31, 2003                                5,000,000             -                -      5,277,582      1,004,166
                                              ============== ============= ================ ============== =============

                                                                                Revenue reserves
                                                                         -----------------------------

                                                Unrealized                   Fiscal       Treasury        Retained
                                                  income        Legal      incentives       stock         earnings        Total
                                              -------------  -----------  ------------  -------------  -------------  -------------
On December 31, 2001                              1,271,884      752,535        53,969       (131,105)             -     11,766,563
                                              -------------- ----------   ------------  -------------  -------------  -------------

 Capitalization of reserves                               -            -       (53,969)             -              -              -
 Realization of revenue reserves                   (526,477)           -             -              -        526,477              -
 Provision for pension plan liabilities                   -            -             -              -        (30,381)       (30,381)
 Result on exchange of shares                             -            -             -           (228)             -           (228)
 Net income for the year                                  -            -             -              -      2,043,254      2,043,254
 Proposed appropriations:
      Interest on stockholders' equity                    -            -             -              -     (1,028,688)    (1,028,688)
      Appropriation to revenue reserves                   -      102,163             -              -     (1,510,662)             -

                                              -------------  -----------  ------------ --------------  -------------  -------------
 On December 31, 2002                               745,407      854,698             -       (131,333)             -     12,750,520
                                              -------------- ------------ ------------- -------------- -------------- -------------

 Net income for the period                                -            -             -              -      1,163,828      1,163,828
 Provision for interest on
      stockholders' equity                                -            -             -              -       (621,820)      (621,820)

                                              -------------- ------------ ------------- -------------- -------------- -------------
 On March 31, 2003                                  745,407      854,698             -       (131,333)       542,008     13,292,528
                                              ============== ============ ============= ============== ============== =============

The additional information, notes and attachment I are an integral part of these statements.

               (A free translation of the original in Portuguese)

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)                                                      In thousands of reais
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           1Q/03          1Q/02           4Q/02
                                                                                     ---------------  -------------  --------------
Cash flows from operating activities:
  Net income for the period                                                                1,163,828        633,138       1,541,042
  Adjustments to reconcile net income for the period
   with cash provided by operating activities:
     Result of equity investments                                                           (335,080)      (151,905)       (412,216)
     Depreciation, amortization and depletion                                                134,676        144,733         134,610
     Deferred income tax and social contribution                                             200,478        (31,374)        498,055
     Provision for contingencies                                                              27,141        (16,202)          5,745
     Financial expenses and monetary and exchange rate variations
      on assets and liabilities, net                                                        (312,650)       (27,535)       (565,844)
     Loss on disposal of property, plant and equipment                                        13,640          2,562         112,376
     Amortization of goodwill in the cost of products sold                                    24,419         24,419          24,419
     Net losses on derivatives                                                                11,565          1,708          33,085
     Dividends/interest on stockholders' equity received                                     102,387         37,873          33,439
     Others                                                                                     (197)       (24,590)       (187,613)
                                                                                     ---------------  -------------  --------------
                                                                                           1,030,207        592,827       1,217,098
                                                                                     ---------------  -------------  --------------
   Decrease (increase) in assets:
    Accounts receivable                                                                       92,303        (41,813)        (57,204)
    Inventories                                                                                 (497)        32,496         (30,560)
    Others                                                                                     6,623         (2,880)         25,535
                                                                                     ---------------  -------------  --------------
                                                                                              98,429        (12,197)        (62,229)
                                                                                     ---------------  -------------  --------------
   Increase (decrease) in liabilities:
    Suppliers and contractors                                                                (22,001)       (76,597)         86,185
    Payroll and related charges and others                                                   (26,834)       (15,724)         12,712
    Others                                                                                    33,419         21,670         174,450
                                                                                     ---------------  -------------  --------------
                                                                                             (15,416)       (70,651)        273,347
                                                                                     ---------------  -------------  --------------
   Net cash provided by operating activities                                               1,113,220        509,979       1,428,216
                                                                                     ---------------  -------------  --------------
Cash flows from investing activities:
   Loans and advances receivable                                                            (187,707)      (391,518)        410,108
   Guarantees and deposits                                                                   (34,695)       (22,366)        (52,487)
   Additions to investments                                                                     (472)        (2,153)         (9,432)
   Additions to property, plant and equipment                                               (385,413)      (321,746)       (484,146)
   Proceeds from disposal of property, plant and equipment/investments                           437            623             554
                                                                                     --------------- --------------  --------------
   Net cash used in investing activities                                                    (607,850)      (737,160)       (135,403)
                                                                                     --------------- --------------  --------------
Cash flows from financing activities:
   Short-term debt                                                                          (332,251)       856,712        (981,460)
   Long-term debt                                                                            577,197        171,312        (151,771)
   Repayments:
    Related parties                                                                                -        (69,087)         39,232
    Financial institutions                                                                  (144,455)      (116,320)       (120,976)
   Interest on stockholders' equity paid                                                        (204)          (167)     (1,029,006)
   Treasury shares                                                                                 -           (243)             15
                                                                                     --------------- --------------  --------------
   Net cash used in financing activities                                                     100,287        842,207      (2,243,966)
                                                                                     --------------- --------------  --------------
   Increase (decrease) in cash and cash equivalents                                          605,657        615,026        (951,153)
   Cash and cash equivalents, beginning of the period                                        259,292        645,346       1,210,445
                                                                                     --------------- --------------  --------------
   Cash and cash equivalents, end of the period                                              864,949      1,260,372         259,292
                                                                                     =============== ==============  ==============
   Cash paid during the period for:
    Short-term interest                                                                      (16,428)        (9,409)        (19,425)
    Long-term interest net of capitalization                                                 (83,607)       (72,484)        (79,180)
    Non-cash transactions:
    Conversion of loans into investments                                                      32,494         45,993         235,335
    Additions to property, plant and equipment:
       With incorporation of Valepontocom                                                          -              -          26,416
       With capitalization of interest                                                       (25,099)             -          46,215

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate
                                      Law)

6- NOTES TO THE QUARTERLY INFORMATION AT MARCH 31, 2003 AND 2002

Expressed in millions of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum, kaolin, logistics and geological studies and technological research services.

6.2- Presentation of Quarterly information

The quarterly information has been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flow. The disclosure of this statement is encouraged by the CVM according to the Official Instruction 01/00 of 01/31/00.

Certain amounts and classifications in the 2002 quarterly information have been adjusted to the criteria used on 2003 for better comparability.

6.3- Significant Accounting Policies

(a)      The Company adopts the accrual basis of accounting;

(b) Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c) Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the quarterly information date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

6.4- Cash and Cash Equivalents

                                                                      03/31/03     12/31/02
                                                                   -------------  ------------

Marketable securities related to CDI (*)                                 759,899       157,261
Fixed-yield bond investments (funds)                                      25,200        24,087
Government securities (NBC-E, NTN-D, LFT)                                 77,699        73,521
Others                                                                     2,151         4,423
                                                                   -------------  ------------
                                                                         864,949       259,292
                                                                   =============  ============

(*) For part of these investments the Company contracted swap operations with financial institutions related to interest rate and/or currency variations.

6.5- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2011, as follows:

                                                                                             Assets                     Liabilities
                                                                         -----------------------------  ----------------------------
                                                                             03/31/03       12/31/02        03/31/03      12/31/02
                                                                         --------------  -------------  --------------  ------------

Subsidiaries
ALUNORTE - Alumina do Norte do Brasil S.A.                                      954,167      1,055,404          15,383        53,124
CVRD Overseas Ltd.                                                              135,276        162,961       1,358,876     1,374,514
Docepar S.A.                                                                    152,358        143,839             142           142
Itabira Rio Doce Company Limited - ITACO                                        631,781        667,230         582,707       559,237
Mineracao Andira Ltda. (participates in Mineracao Serra do Sossego S.A.)         79,717         79,563               -             -
Rio Doce International Finance Ltd.                                             453,575        326,464       1,845,285     1,854,682
Salobo Metais S.A.                                                              219,196        209,017               -             -
SIBRA Eletrosiderurgica Brasileira S.A.                                          65,035         79,370           1,889         7,437
Vale do Rio Doce Aluninio S.A. - ALUVALE                                         23,004            417          83,822        57,540
Others                                                                          206,767        142,360         316,751       304,338
                                                                         --------------  -------------  --------------  ------------
                                                                              2,920,876      2,866,625       4,204,855     4,211,014
                                                                         --------------  -------------  --------------  ------------

Jointly controlled companies
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                          169,410        139,462          36,484        23,285
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS                        65,534         63,938          73,552        88,803
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                              79,934         91,487          20,393        61,226
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO                            72,055         65,002          49,929        50,176
Others                                                                          120,228        281,503         181,955       168,509
                                                                         --------------  -------------  --------------  ------------
                                                                                507,161        641,392         362,313       391,999
                                                                         --------------  -------------  --------------  ------------
Affiliates                                                                       33,261         36,017             475             -
                                                                         --------------  -------------  --------------  ------------
                                                                              3,461,298      3,544,034       4,567,643     4,603,013
                                                                         ==============  =============  ==============  ============


Represented by:
Trade balances (sales and purchases of products and services) (*)             1,095,586      1,181,271         342,766       354,610
Short-term financial balances                                                 1,105,582        985,605       1,002,996       948,400
Long-term financial balances                                                  1,260,130      1,377,158       3,221,881     3,300,003
                                                                         --------------  -------------  --------------  ------------
                                                                              3,461,298      3,544,034       4,567,643     4,603,013
                                                                         ==============  =============  ==============  ============

(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors".

6.6- Inventories

                                                                                                            03/31/03     12/31/02
                                                                                                          ------------ -------------
Finished products
     . Iron ore and pellets                                                                                    169,687       157,717
     . Others                                                                                                   10,897        10,480
                                                                                                          ------------ -------------
                                                                                                               180,584      168,197
Spare parts and maintenance supplies                                                                           233,273      251,093
                                                                                                          ------------ -------------
                                                                                                               413,857      419,290
                                                                                                          ============ =============

6.7- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

                                                                          Deferred assets      Deferred liabilities
                                                                       ---------------------   ---------------------
                                                                       03/31/03     12/31/02    03/31/03    12/31/02
                                                                       ---------   ---------   ---------   ---------
Tax loss carryforward
                                                                         161,330     396,694           -           -
                                                                       ---------   ---------   ---------   ---------
Temporary differences:
   . Pension Plan                                                        216,251     208,094           -           -
   . Contingent liabilities                                              367,893     338,797           -           -
   . Provision for losses on assets                                      474,241     485,767           -           -
   . Provision for losses on derivative financial instruments             90,704      91,835           -           -
   . Others                                                               92,971      81,746           -           -
                                                                       ---------   ---------   ---------   ---------
                                                                       1,242,060   1,206,239           -           -
                                                                       ---------   ---------   ---------   ---------
Accelerated depreciation                                                       -           -       9,369       9,521
Long-term sales                                                                -           -      71,207      68,042
Others                                                                         -           -       5,830       7,909
                                                                       ---------   ---------   ---------   ---------
Total                                                                  1,403,390   1,602,933      86,406      85,472
                                                                       =========   =========   =========   =========
Short-term - liabilities registred in "others"                           653,327     812,306         465           -
Long-term                                                                750,063     790,627      85,941      85,472
                                                                       ---------   ---------   ---------   ---------
                                                                       1,403,390   1,602,933      86,406      85,472
                                                                       =========   =========   =========   =========

The deferred assets and liabilities regarding income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested. The amount of these credits covered by the ruling totals approximately R$ 309,225 and the accounting effects have not yet been recognized in the quarterly information.

Since the income tax and the social contribution are based not only on the net income before tax but also on the structure of the company's organization, its non-taxable income, non-deductible expenses, fiscal incentives, and others factors, there is no direct relation between the net income of the Company and the income tax and social contribution. Therefore, the projection for the use of tax credits should not be taken as a indication of CVRD's future net income.

The amounts reported as income tax and social contribution which affected income for the period are as follows:

                                                                                         1Q/03       1Q/02         4Q/02
                                                                                       ---------   ----------   -----------
Income before income tax and social contribution                                       1,364,306      601,764     2,039,097
(-) Equity in results of subsidiaries and affiliated companies                          (418,620)    (284,843)     (471,748)
(+) Non-deductible goodwill and provisions for losses                                     71,633       13,730       (68,812)
                                                                                       ---------   ----------   -----------
                                                                                       1,017,319      330,651     1,498,537
Income tax and social contribution at combined tax rates                                      34%          34%           34%
                                                                                       ---------   ----------   -----------
Federal income tax and social contribution at statutory rates                           (345,888)    (112,421)     (509,503)
Adjustments to net income which modify the effect on the result for the period:
  . Income tax benefit from interest on stockholders' equity                             211,418      107,680             -
  . Fiscal incentives                                                                          -       17,862             -
  . Others                                                                               (66,008)      18,253        11,448
                                                                                       ---------   ----------   -----------
Income tax and social contribution                                                      (200,478)      31,374      (498,055)
                                                                                       =========   ==========   ===========

6.8- Investments

                                                                                                               Investment
                                                                                                             Participations
                                                                                             Adjusted
                                                                  Partici-    Adjusted      net income
                                                                   pation    stockholders   (loss) for         Investments
                                                                      %       'equity       the period    03/31/03    12/31/02
                                                                  --------   ------------   -----------  ---------   ----------
Iron ore and pellets
Caemi Mineracao e Metalurgia S.A. (b)                                16.86        639,717       66,076     114,668      96,745
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b)           50.00        (89,160)      18,190     (44,580)    (53,675)
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b)        50.89         90,872        4,490      46,244      43,959
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b)            50.90         59,216        3,412      30,142      28,405
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b)              51.00         87,365        3,168      44,556      42,941
CVRD Overseas Ltd. (a, b)                                           100.00        415,776       29,454     415,776     408,797
Ferteco Mineracao S.A. (b)                                          100.00        707,540       88,878     452,013     350,015
Gulf Industrial Investment Co. - GIIC (a, b)                         50.00        225,520       12,513     112,760     128,613
Itabira Rio Doce (ITACO) /Rio Doce Europa - S.'a.r.l. (a, b)        100.00      2,330,304     (139,804)  2,330,304   2,414,940
Minas da Serra Geral S.A. - MSG (b)                                  51.00         62,054        7,443      31,647      27,851
Samarco Mineracao S.A. (b)                                           50.00        627,216      139,453     313,609     246,919
Urucum Mineracao S.A. (b)                                           100.00         75,737        6,893           -           -
Incorporated companies (e)                                               -              -            -           -           -
Others                                                                                                     171,780     177,314
                                                                                                         ---------   ---------
                                                                                                         4,018,919   3,912,824

Manganese and ferroalloys
Rio Doce Manganese Europe - RDME (a, b)                             100.00        182,750        8,007     182,750     174,743
SIBRA Eletrosiderurgica Brasileira S.A. (b)                          99.28        310,314       17,194     283,259     265,385
Urucum Mineracao S.A. (b)                                           100.00         75,737        6,893      75,737      68,844
Others                                                                                                      11,259      21,491
                                                                                                         ---------   ---------
                                                                                                           553,005     530,463

Non-ferrous
Mineracao Serra do Sossego (b)                                      100.00        377,284            -     377,284     377,284
Para Pigmentos S.A. (b)                                              75.50        (50,979)      31,762     (38,489)    (62,469)
Salobo Metais S.A. (b)                                              100.00        106,437            -     106,437     106,437
Others                                                                                                      11,801     (74,579)
                                                                                                         ---------   ---------
                                                                                                           457,033     346,673

Logistics
Companhia Ferroviaria do Nordeste (b)                                32.40       (122,223)      (5,955)    (39,600)    (37,929)
DOCEPAR S.A. (b)                                                    100.00       (122,650)      (8,106)          -           -
Mineracao Tacuma  Ltda ( Ferrovia Centro-Atlantica S.A. )(b)         45.65       (397,899)     (42,494)   (397,899)   (355,405)
MRS Logistica S.A. (b, d)                                            17.26       (139,386)      35,180     (24,058)    (32,439)
Navegacao Vale do Rio Doce  S.A. - DOCENAVE (b)                     100.00        452,618       (1,721)    452,618     454,339
Sepetiba Tecon S.A. (b)                                              50.00        (36,098)      (4,868)    (18,049)    (15,615)
TVV - Terminal de Vila Velha S.A. (b)                                99.89         56,704        2,018      56,642      54,626
Others                                                                                                       2,858       2,858
                                                                                                         ---------   ---------
                                                                                                            32,512      70,435

Steel
California Steel Industries, Inc - CSI (a, b)                        50.00        768,788      (57,298)    384,394     396,015
Companhia Siderurgica de Tubarao - CST (b, c)                        22.85      3,194,183      282,893     729,871     665,676
DOCEPAR S.A. (b)                                                    100.00       (122,650)      (8,106)          -           -
Rio Doce Limited (a, b)                                             100.00        325,554            -     325,554     343,353
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (b, c)           11.46      3,514,124      322,862     402,719     365,719
Others                                                                                                        (400)       (400)
                                                                                                         ---------   ---------
                                                                                                         1,842,138   1,770,363

Aluminum
ALBRAS - Aluminio Brasileiro S.A. (b)                                51.00        479,916      223,177     244,757     128,403
ALUNORTE - Alumina do Norte do Brasil S.A. (b)                       57.03        546,444      101,941     311,637     253,499
Itabira Rio Doce (ITACO) (b)                                             -              -            -           -           -
Mineracao Rio do Norte S.A. (b)                                      40.00        731,822       59,499     292,729     268,929
Mineracao Vera Cruz S.A. (b)                                        100.00         10,003            -      10,003      10,006
Vale do Rio Doce Aluminio S.A. - ALUVALE  (own operations)          100.00         49,571       16,439      49,571      63,420
Valesul Aluminio S.A. (b)                                            54.51        288,362       27,163     157,186     142,379
                                                                                                         ---------   ---------
                                                                                                         1,065,883     866,636

Others
CELMAR  S.A. - Industria  de Celulose e Papel (b)                   100.00       (144,807)           -    (144,807)   (144,807)
DOCEPAR S.A. (b)                                                    100.00       (122,650)      (8,106)   (122,650)   (114,544)
Fertilizantes Fosfatados S.A. - FOSFERTIL (b, c)                     11.12        557,169       98,659      61,958      73,408
Florestas Rio Doce S.A. (b)                                          99.85        171,523        4,243     171,265     177,324
Others                                                                                                      10,804      10,978
                                                                                                         ---------   ---------
                                                                                                           (23,430)      2,359
                                                                                                         ---------   ---------
                                                                                                         7,946,060   7,499,753
                                                                                                         =========   =========

                                                                                 Investment Participations
                                                                   Advance for future capital
                                                                                 increase   Goodwill and negative goodwill
                                                                    03/31/03      12/31/02         03/31/03         12/31/02
                                                                  ---------------------------------------------------------------
Iron ore and pellets
Caemi Mineracao e Metalurgia S.A. (b)                                        -              -          452,473         465,403
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b)                   -              -                -               -
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b)                -              -                -               -
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b)                    -              -                -               -
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b)                      -              -                -               -
CVRD Overseas Ltd. (a, b)                                                    -              -                -               -
Ferteco Mineracao S.A. (b)                                                   -              -          825,707         877,314
Gulf Industrial Investment Co. - GIIC (a, b)                                 -              -                -               -
Itabira Rio Doce (ITACO) /Rio Doce Europa - S.'a.r.l. (a, b)                 -              -                -               -
Minas da Serra Geral S.A. - MSG (b)                                          -              -                -               -
Samarco Mineracao S.A. (b)                                                   -              -                -               -
Urucum Mineracao S.A. (b)                                                    -              -                -               -
Incorporated companies (e)                                                   -              -          730,276         754,695
Others                                                                       -              -           35,410          37,771
                                                                   -----------   ------------   --------------   -------------
                                                                             -              -        2,043,866       2,135,183

Manganese and ferroalloys
Rio Doce Manganese Europe - RDME (a, b)                                      -              -                -               -
SIBRA Eletrosiderurgica Brasileira S.A. (b)                                612            612          231,215         251,344
Urucum Mineracao S.A. (b)                                                    -              -                -               -
Others                                                                       -              -                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                           612            612          231,215         251,344

Non-ferrous
Mineracao Serra do Sossego (b)                                               -              -           57,269          57,269
Para Pigmentos S.A. (b)                                                      -              -                -               -
Salobo Metais S.A. (b)                                                   7,824            217           88,473          88,473
Others                                                                  55,904              -                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                        63,728            217          145,742         145,742

Logistics
Companhia Ferroviaria do Nordeste (b)                                   38,445         36,945                -               -
DOCEPAR S.A. (b)                                                             -              -                -               -
Mineracao Tacuma  Ltda ( Ferrovia Centro-Atlantica S.A. )(b)           591,368        466,382                -               -
MRS Logistica S.A. (b, d)                                                    -              -                -               -
Navegacao Vale do Rio Doce  S.A. - DOCENAVE (b)                              -              -                -               -
Sepetiba Tecon S.A. (b)                                                      -              -                -               -
TVV - Terminal de Vila Velha S.A. (b)                                        -              -                -               -
Others                                                                       -              -                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                       629,813        503,327                -                -

Steel
California Steel Industries, Inc - CSI (a, b)                                -              -                -               -
Companhia Siderurgica de Tubarao - CST (b, c)                                -              -         (148,697)       (148,697)
DOCEPAR S.A. (b)                                                             -              -                -               -
Rio Doce Limited (a, b)                                                      -              -                -               -
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (b, c)                   -              -                -               -
Others                                                                       -              -                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                             -              -         (148,697)       (148,697)

Aluminum
ALBRAS - Aluminio Brasileiro S.A. (b)                                        -              -                -               -
ALUNORTE - Alumina do Norte do Brasil S.A. (b)                               -              -           49,896          49,896
Itabira Rio Doce (ITACO) (b)                                                 -              -                -               -
Mineracao Rio do Norte S.A. (b)                                              -              -                -               -
Mineracao Vera Cruz S.A. (b)                                                 -              -                -               -
Vale do Rio Doce Aluminio S.A. - ALUVALE  (own operations)                   -              -                -               -
Valesul Aluminio S.A. (b)                                                    -              -                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                             -              -           49,896          49,896

Others
CELMAR  S.A. - Industria  de Celulose e Papel (b)                      191,610        169,493                -               -
DOCEPAR S.A. (b)                                                             -              -                -               -
Fertilizantes Fosfatados S.A. - FOSFERTIL (b, c)                             -              -                -               -
Florestas Rio Doce S.A. (b)                                                  -              -                -               -
Others                                                                   7,967          7,079                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                       199,577        176,572                -               -
                                                                   -----------   ------------   --------------   -------------
                                                                       893,730        680,728        2,322,022       2,433,468
                                                                   ===========   ============   ==============   =============


                                                                                                        Provisions
                                                                             Equity / Others            For Losses
                                                                     1Q/03       1Q/02       4Q/02    1Q/03   1Q/02
                                                                  ---------------------------------------------------
Iron ore and pellets
Caemi Mineracao e Metalurgia S.A. (b)                                  9,483        5,948   (51,804)      -        -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b)                 -        1,524         -   9,095        -
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b)          2,285        2,552     4,289       -        -
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b)              1,737        1,253     3,455       -        -
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b)                1,615       (2,174)    6,966       -        -
CVRD Overseas Ltd. (a, b)                                             29,454       23,234    (8,995)      -        -
Ferteco Mineracao S.A. (b)                                            85,047       29,051    28,431       -        -
Gulf Industrial Investment Co. - GIIC (a, b)                           6,256        4,526     6,646       -        -
Itabira Rio Doce (ITACO) /Rio Doce Europa - S.'a.r.l. (a, b)        (139,804)      66,136  (168,089)      -        -
Minas da Serra Geral S.A. - MSG (b)                                    3,796        1,338      (988)      -        -
Samarco Mineracao S.A. (b)                                            69,727       29,048   117,546       -        -
Urucum Mineracao S.A. (b)                                                  -            -    (3,512)      -        -
Incorporated companies (e)                                                 -            -         -       -        -
Others                                                                 5,637        4,256   (36,491)      -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                      75,233      166,692  (102,546)  9,095        -

Manganese and ferroalloys
Rio Doce Manganese Europe - RDME (a, b)                                8,007       (2,277)   12,326       -        -
SIBRA Eletrosiderurgica Brasileira S.A. (b)                           17,870       33,296   (19,095)      -        -
Urucum Mineracao S.A. (b)                                              6,893        8,685     5,439       -        -
Others                                                                 3,891          676   113,033     (81)     (59)
                                                                   ---------   ----------   -------   -----   ------
                                                                      36,661       40,380   111,703     (81)     (59)

Non-ferrous
Mineracao Serra do Sossego (b)                                             -            -         -       -        -
Para Pigmentos S.A. (b)                                                    -        5,001         -  23,980        -
Salobo Metais S.A. (b)                                                     -            -         -       -        -
Others                                                                    (4)        (184)   (1,119)      -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                          (4)       4,817    (1,119) 23,980        -

Logistics
Companhia Ferroviaria do Nordeste (b)                                      -            -         -  (1,929)  (1,729)
DOCEPAR S.A. (b)                                                           -            -         -       -  (50,735)
Mineracao Tacuma  Ltda ( Ferrovia Centro-Atlantica S.A. )(b)               -            -         - (19,399)  (6,041)
MRS Logistica S.A. (b, d)                                                  -            -         -   6,072        -
Navegacao Vale do Rio Doce  S.A. - DOCENAVE (b)                       (1,721)      17,495    (3,295)      -        -
Sepetiba Tecon S.A. (b)                                               (2,434)           -         -       -        -
TVV - Terminal de Vila Velha S.A. (b)                                  2,016         (212)     (329)      -        -
Others                                                                     -       (3,894)        -       -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                      (2,139)      13,389    (3,624)(15,256) (58,505)

Steel
California Steel Industries, Inc - CSI (a, b)                        (28,649)         617   (55,891)      -        -
Companhia Siderurgica de Tubarao - CST (b, c)                         64,641       (2,638)   89,099       -        -
DOCEPAR S.A. (b)                                                           -            -         -  (8,106)  (8,186)
Rio Doce Limited (a, b)                                                    -            -         -       -        -
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (b, c)            37,000        1,447    94,549       -        -
Others                                                                     -            -         -       -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                      72,992         (574)  127,757  (8,106)  (8,186)

Aluminum
ALBRAS - Aluminio Brasileiro S.A. (b)                                113,820       38,731   128,403       -        -
ALUNORTE - Alumina do Norte do Brasil S.A. (b)                        58,138        4,526   124,523       -        -
Itabira Rio Doce (ITACO) (b)                                          (6,018)         186   (10,173)      -        -
Mineracao Rio do Norte S.A. (b)                                       23,799        9,776    86,878       -        -
Mineracao Vera Cruz S.A. (b)                                               -            -         -       -        -
Vale do Rio Doce Aluminio S.A. - ALUVALE  (own operations)            16,439        8,477     1,589       -        -
Valesul Aluminio S.A. (b)                                             14,806        3,415    20,510       -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                     220,984       65,111   351,730       -        -

Others
CELMAR  S.A. - Industria  de Celulose e Papel (b)                          -            -         -       -        -
DOCEPAR S.A. (b)                                                           -            -         -       -        -
Fertilizantes Fosfatados S.A. - FOSFERTIL (b, c)                      10,971        3,759    11,105       -        -
Florestas Rio Doce S.A. (b)                                            4,236        2,864    (3,516)      -        -
Others                                                                  (314)     (11,595)  (19,742)      -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                      14,893       (4,972)  (12,153)      -        -
                                                                   ---------   ----------   -------   -----   ------
                                                                     418,620      284,843   471,748   9,632  (66,750)
                                                                   =========   ==========   =======   =====   ======


                                                                  Provisions          Amortization
                                                                  For Losses           of Goodwill
                                                                     4Q/02       1Q/03    1Q/02   4Q/02
                                                                  ------------------------------------------
Iron ore and pellets
Caemi Mineracao e Metalurgia S.A. (b)                                    -      (12,930)  (12,930) (13,019)
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b)           8,821            -         -        -
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b)            -            -         -        -
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b)                -            -         -        -
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b)                  -            -         -        -
CVRD Overseas Ltd. (a, b)                                                -            -         -        -
Ferteco Mineracao S.A. (b)                                               -      (34,656)           (34,656)
Gulf Industrial Investment Co. - GIIC (a, b)                             -            -         -        -
Itabira Rio Doce (ITACO) /Rio Doce Europa - S.'a.r.l. (a, b)             -            -         -        -
Minas da Serra Geral S.A. - MSG (b)                                      -            -         -        -
Samarco Mineracao S.A. (b)                                               -            -         -        -
Urucum Mineracao S.A. (b)                                                -            -         -        -
Incorporated companies (e)                                               -            -         -        -
Others                                                                   -       (2,361)   (2,361)  (2,361)
                                                                     -----      -------   ------  --------
                                                                     8,821      (49,947)  (15,291) (50,036)

Manganese and ferroalloys
Rio Doce Manganese Europe - RDME (a, b)                                  -            -         -        -
SIBRA Eletrosiderurgica Brasileira S.A. (b)                              -      (20,130)  (20,130) (20,131)
Urucum Mineracao S.A. (b)                                                -            -         -        -
Others                                                                (201)           -         -        -
                                                                     -----      -------   ------  --------
                                                                      (201)     (20,130)  (20,130) (20,131)

Non-ferrous
Mineracao Serra do Sossego (b)                                           -            -         -        -
Para Pigmentos S.A. (b)                                             25,467            -         -        -
Salobo Metais S.A. (b)                                                   -            -         -        -
Others                                                                   -            -         -        -
                                                                     -----      -------   ------  --------
                                                                    25,467            -         -        -

Logistics
Companhia Ferroviaria do Nordeste (b)                               (3,193)           -         -        -
DOCEPAR S.A. (b)                                                         -            -         -        -
Mineracao Tacuma  Ltda ( Ferrovia Centro-Atlantica S.A. )(b)        (5,648)     (23,095)  (30,767)(123,285)
MRS Logistica S.A. (b, d)                                           33,104            -         -        -
Navegacao Vale do Rio Doce  S.A. - DOCENAVE (b)                          -            -         -        -
Sepetiba Tecon S.A. (b)                                              5,032            -         -        -
TVV - Terminal de Vila Velha S.A. (b)                                    -            -         -        -
Others                                                                   -            -         -        -
                                                                     -----      -------   ------  --------
                                                                    29,295      (23,095)  (30,767)(123,285)

Steel
California Steel Industries, Inc - CSI (a, b)                            -            -         -        -
Companhia Siderurgica de Tubarao - CST (b, c)                            -            -         -        -
DOCEPAR S.A. (b)                                                    (7,561)           -         -        -
Rio Doce Limited (a, b)                                                  -            -         -        -
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (b, c)               -            -         -        -
Others                                                                   -            -         -        -
                                                                     -----      -------   ------  --------
                                                                    (7,561)           -         -        -

Aluminum
ALBRAS - Aluminio Brasileiro S.A. (b)                              106,614            -         -        -
ALUNORTE - Alumina do Norte do Brasil S.A. (b)                           -            -         -        -
Itabira Rio Doce (ITACO) (b)                                             -            -         -        -
Mineracao Rio do Norte S.A. (b)                                          -            -         -        -
Mineracao Vera Cruz S.A. (b)                                             -            -         -        -
Vale do Rio Doce Aluminio S.A. - ALUVALE  (own operations)               -            -         -        -
Valesul Aluminio S.A. (b)                                                -            -         -        -
                                                                     -----      -------   ------  --------
                                                                   106,614            -         -        -

Others
CELMAR  S.A. - Industria  de Celulose e Papel (b)                  (20,161)           -         -        -
DOCEPAR S.A. (b)                                                         -            -         -        -
Fertilizantes Fosfatados S.A. - FOSFERTIL (b, c)                         -            -         -        -
Florestas Rio Doce S.A. (b)                                              -            -         -        -
Others                                                              (8,354)           -         -        -
                                                                     -----      -------   ------  --------
                                                                   (28,515)           -         -        -
                                                                     -----      -------   ------  --------
                                                                   133,920      (93,172)  (66,188)(193,452)
                                                                   =======      =======   ======= ========

                                                                     Result of investment          Dividends received
                                                                          participation
                                                                                          Total                    Total
                                                                        1Q/03    1Q/02    4Q/02    1Q/03   1Q/02   4Q/02
                                                                     --------  ------- --------  -------  ------  ------
Iron ore and pellets
Caemi Mineracao e Metalurgia S.A. (b)                                  (3,447)  (6,982) (64,823)       -       -       -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b)              9,095    1,524    8,821        -       -       -
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b)           2,285    2,552    4,289    6,995   3,945     952
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b)               1,737    1,253    3,455        -   1,376  12,115
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b)                 1,615   (2,174)   6,966    8,925       -       -
CVRD Overseas Ltd. (a, b)                                              29,454   23,234   (8,995)       -       -       -
Ferteco Mineracao S.A. (b)                                             50,391   29,051   (6,225)       -       -       -
Gulf Industrial Investment Co. - GIIC (a, b)                            6,256    4,526    6,646        -       -       -
Itabira Rio Doce (ITACO) /Rio Doce Europa - S.'a.r.l. (a, b)         (139,804)  66,136 (168,089)       -       -       -
Minas da Serra Geral S.A. - MSG (b)                                     3,796    1,338     (988)       -   2,454       -
Samarco Mineracao S.A. (b)                                             69,727   29,048  117,546   45,850       -       -
Urucum Mineracao S.A. (b)                                                   -        -   (3,512)       -       -       -
Incorporated companies (e)                                                  -        -        -        -       -       -
Others                                                                  3,276    1,895  (38,852)       -       -       -
                                                                     --------  ------- --------  -------  ------  ------
                                                                       34,381  151,401 (143,761)  61,770   7,775  13,067

Manganese and ferroalloys
Rio Doce Manganese Europe - RDME (a, b)                                 8,007   (2,277)  12,326        -       -       -
SIBRA Eletrosiderurgica Brasileira S.A. (b)                            (2,260)  13,166  (39,226)       -       -       -
Urucum Mineracao S.A. (b)                                               6,893    8,685    5,439        -       -   2,742
Others                                                                  3,810      617  112,832    1,245       -     833
                                                                     --------  ------- --------  -------  ------  ------
                                                                       16,450   20,191   91,371    1,245       -   3,575

Non-ferrous
Mineracao Serra do Sossego (b)                                              -        -        -        -       -       -
Para Pigmentos S.A. (b)                                                23,980    5,001   25,467        -       -       -
Salobo Metais S.A. (b)                                                      -        -        -        -       -       -
Others                                                                     (4)    (184)  (1,119)       -       -     192
                                                                     --------  ------- --------  -------  ------  ------
                                                                       23,976    4,817   24,348        -       -     192

Logistics
Companhia Ferroviaria do Nordeste (b)                                  (1,929)  (1,729)  (3,193)       -       -       -
DOCEPAR S.A. (b)                                                            -  (50,735)       -        -       -       -
Mineracao Tacuma  Ltda ( Ferrovia Centro-Atlantica S.A. )(b)          (42,494) (36,808)(128,933)       -       -   2,694
MRS Logistica S.A. (b, d)                                               6,072        -   33,104        -       -       -
Navegacao Vale do Rio Doce  S.A. - DOCENAVE (b)                        (1,721)  17,495   (3,295)       -       -       -
Sepetiba Tecon S.A. (b)                                                (2,434)       -    5,032        -       -       -
TVV - Terminal de Vila Velha S.A. (b)                                   2,016     (212)    (329)       -       -   2,674
Others                                                                      -   (3,894)       -        -       -       -
                                                                     --------  ------- --------  -------  ------  ------
                                                                      (40,490) (75,883) (97,614)       -       -   5,368

Steel
California Steel Industries, Inc - CSI (a, b)                         (28,649)     617  (55,891)       -       -       -
Companhia Siderurgica de Tubarao - CST (b, c)                          64,641   (2,638)  89,099   22,475  14,679  11,237
DOCEPAR S.A. (b)                                                       (8,106)  (8,186)  (7,561)       -       -       -
Rio Doce Limited (a, b)                                                     -        -        -        -       -       -
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (b, c)             37,000    1,447   94,549        -       -       -
Others                                                                      -        -        -        -       -       -
                                                                     --------  ------- --------  -------  ------  ------
                                                                       64,886   (8,760) 120,196   22,475  14,679  11,237

Aluminum
ALBRAS - Aluminio Brasileiro S.A. (b)                                 113,820   38,731  235,017        -       -       -
ALUNORTE - Alumina do Norte do Brasil S.A. (b)                         58,138    4,526  124,523        -       -       -
Itabira Rio Doce (ITACO) (b)                                           (6,018)     186  (10,173)       -       -       -
Mineracao Rio do Norte S.A. (b)                                        23,799    9,776   86,878        -       -       -
Mineracao Vera Cruz S.A. (b)                                                -        -        -        -       -       -
Vale do Rio Doce Aluminio S.A. - ALUVALE  (own operations)             16,439    8,477    1,589        -  11,622       -
Valesul Aluminio S.A. (b)                                              14,806    3,415   20,510        -       -       -
                                                                     --------  ------- --------  -------  ------  ------
                                                                      220,984   65,111  458,344        -  11,622       -

Others
CELMAR  S.A. - Industria  de Celulose e Papel (b)                           -        -  (20,161)       -       -       -
DOCEPAR S.A. (b)                                                            -        -        -        -       -       -
Fertilizantes Fosfatados S.A. - FOSFERTIL (b, c)                       10,971    3,759   11,105   16,897   3,797       -
Florestas Rio Doce S.A. (b)                                             4,236    2,864   (3,516)       -       -       -
Others                                                                   (314) (11,595) (28,096)       -       -       -
                                                                     --------  ------- --------  -------  ------  ------
                                                                       14,893   (4,972) (40,668)  16,897   3,797       -
                                                                     --------  ------- --------  -------  ------  ------
                                                                      335,080  151,905  412,216  102,387  37,873  33,439
                                                                     ========  ======= ========  =======  ======  ======


a) Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Companies whose quarterly information were audited by independent accountants other than PricewaterhouseCoopers;

(c) Investments in companies that were listed on stock exchanges on 03/31/03. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

                                                      Book Value   Market Value
                                                      ----------   -------------
Companhia Siderurgica de Tubarao                         729,871         496,698
Fertilizantes Fosfatados S.A. - FOSFERTIL                 61,958         128,666
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS      402,719         183,256

(d) CVRD's interest in MRS Logistica S.A. is held through Ferteco Mineracao S.A., Belem Administracao e Participacao Ltda. and Caemi Mineracao e Metalurgia S.A.; and

(e) Incorporated companies (Socoimex and Samitri) - amortization of goodwill recorded on the cost of products sold of the Parent Company.

6.9- Property, Plant and Equipment

(a)      By business area:

                                              03/31/03                                    12/31/02
                                --------------------------------------    -------------------------------------
                                             Accumulated                              Accumulated
                                   Cost      depreciation       Net         Cost      depreciation      Net
                                ----------   ------------    ---------   ----------   ------------   ----------
Ferrous - Northern System
   Mining                        1,733,800       (765,322)     968,478    1,681,743       (753,813)     927,930
   Railroads                     2,694,657     (1,058,675)   1,635,982    2,736,888     (1,077,662)   1,659,226
   Ports                           535,651       (246,944)     288,707      533,323       (244,262)     289,061
Construction in progress           581,716              -      581,716      546,698              -      546,698
                                ----------   ------------    ---------   ----------   ------------    ---------
                                 5,545,824     (2,070,941)   3,474,883    5,498,652     (2,075,737)   3,422,915
                                ----------   ------------    ---------   ----------   ------------    ---------
Ferrous - Southern System
   Mining                        2,504,977     (1,474,235)   1,030,742    2,486,808     (1,445,277)   1,041,531
   Railroads                     3,149,350     (1,847,559)   1,301,791    3,116,956     (1,824,190)   1,292,766
   Ports                           586,067       (436,000)     150,067      585,070       (432,907)     152,163
Construction in progress           445,000              -      445,000      393,825              -      393,825
                                ----------   ------------    ---------   ----------   ------------    ---------
                                 6,685,394     (3,757,794)   2,927,600    6,582,659     (3,702,374)   2,880,285
                                ----------   ------------    ---------   ----------   ------------    ---------
Pelletizing
   Southern System                 620,775       (448,451)     172,324      619,973       (445,793)     174,180
   Northern System                 529,686         (9,255)     520,431      521,592         (5,160)     516,432
Construction in progress           181,904              -      181,904      184,590              -      184,590
                                ----------   ------------    ---------   ----------   ------------    ---------
                                 1,332,365       (457,706)     874,659    1,326,155       (450,953)     875,202
                                ----------   ------------    ---------   ----------   ------------    ---------
Non-Ferrous
   Potash                          132,014        (49,369)      82,645      130,347        (46,483)      83,864
   Gold                            426,416       (390,050)      36,366      433,003       (388,759)      44,244
   Research and projects           220,019       (183,803)      36,216      211,798       (175,727)      36,071
Construction in progress            95,689              -       95,689       74,839              -       74,839
                                ----------   ------------    ---------   ----------   ------------    ---------
                                   874,138       (623,222)     250,916      849,987       (610,969)     239,018
                                ----------   ------------    ---------   ----------   ------------    ---------
Logistics                        1,041,814       (547,467)     494,347      953,244       (538,838)     414,406
Construction in progress            40,827              -       40,827       84,158              -       84,158
                                ----------   ------------    ---------   ----------   ------------    ---------
                                 1,082,641       (547,467)     535,174    1,037,402       (538,838)     498,564
                                ----------   ------------    ---------   ----------   ------------    ---------
Energy                             319,564        (22,829)     296,735      204,898        (20,171)     184,727
Construction in progress           432,712              -      432,712      476,704              -      476,704
                                ----------   ------------    ---------   ----------   ------------    ---------
                                   752,276        (22,829)     729,447      681,602        (20,171)     661,431
                                ----------   ------------    ---------   ----------   ------------    ---------
Corporate                          154,253        (53,040)     101,213      129,186        (47,467)      81,719
Construction in progress            24,628              -       24,628       47,726              -       47,726
                                ----------   ------------    ---------   ----------   ------------    ---------
                                   178,881        (53,040)     125,841      176,912        (47,467)     129,445
                                ----------   ------------    ---------   ----------   ------------    ---------
Total                           16,451,519     (7,532,999)   8,918,520   16,153,369     (7,446,509)   8,706,860
                                ==========   ============    =========   ==========   ============    =========

b)       By classification of asset:

                                              03/31/03                                    12/31/02
                                --------------------------------------    -------------------------------------
                                             Accumulated                              Accumulated
                                   Cost      depreciation       Net         Cost      depreciation      Net
                                ----------   ------------    ---------   ----------   ------------   ----------
Buildings                        1,557,427       (695,530)     861,897    1,547,403       (687,363)     860,040
Installations                    4,962,224     (2,671,940)   2,290,284    4,764,039     (2,640,787)   2,123,252
Equipment                          997,285       (581,578)     415,707      945,053       (564,502)     380,551
Railroads                        5,291,326     (2,770,935)   2,520,391    5,290,848     (2,774,092)   2,516,756
Mineral rights                     433,909       (179,091)     254,818      433,826       (176,754)     257,072
Others                           1,406,872       (633,925)     772,947    1,363,660       (603,011)     760,649
                                ----------   ------------   ----------   ----------   ------------   ----------
                                14,649,043     (7,532,999)   7,116,044   14,344,829     (7,446,509)   6,898,320
Construction in progress         1,802,476              -    1,802,476    1,808,540              -    1,808,540
                                ----------   ------------   ----------   ----------   ------------   ----------
Total                           16,451,519     (7,532,999)   8,918,520   16,153,369     (7,446,509)   8,706,860
                                ==========   ============   ==========   ==========   ============   ==========

The average annual depreciation rates are 3% for buildings, from 2% to 5% for installations, from 5% to 20% for equipment, and from 2% to 20% for railroads. Mineral reserve depletion is calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion have been allocated as follows:

                                     1Q/03      1Q/02     4Q/02
                                    -------    -------    -------
Cost of production and services     125,548    139,456    128,043
Administrative expenses               9,128      5,277      6,567
                                    -------    -------    -------
                                    134,676    144,733    134,610
                                    =======    =======    =======

6.10- Loans and Financing

Short-term

Refers to export financing in the amount of R$ 118,977 on 03/31/03 and R$ 397,655 on 12/31/02, with an average interest rate of 3.9645% on 03/31/03.

Long-term

                                                                Parent Company
                                  -------------------------------------------------
                                    Current liabilities      Long-term liabilities
                                  -----------------------    ----------------------
                                   03/31/03     12/31/02     03/31/03     12/31/02
                                  ----------   ----------   ----------   ----------
Foreign operations
   Loans and financing in:
      U.S. dollars                 1,010,066      998,098    2,651,279    2,460,957
      Yen                             92,145        1,900        8,160      104,148
      Other currencies                   968          977          968        1,197
Notes in U.S. dollars                670,620      706,660    1,005,930    1,059,990
Accrued charges                       38,729       55,355            -            -
                                   ---------    ---------    ---------    ---------
                                   1,812,528    1,762,990    3,666,337    3,626,292
                                   ---------    ---------    ---------    ---------
Local operations
   Indexed by TJLP, TR and IGP-M      15,851       15,058       57,402       56,540
   Basket of currencies               39,790       41,763       43,106       55,683
   Loans in U.S. dollars              12,336        2,692      289,074      315,427
   Non-convertible debentures              -            -        9,822        9,611
   Accrued charges                     8,731        5,312            -            -
                                   ---------    ---------    ---------    ---------
                                      76,708       64,825      399,404      437,261
                                   ---------    ---------    ---------    ---------
                                   1,889,236    1,827,815    4,065,741    4,063,553
                                   =========    =========    =========    =========

(a) Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$
         1.00 = R$ 3.3531 on 03/31/03 (R$ 3.5333 on 12/31/02) and (Y) 1.00 = R$
         0.028421 on 03/31/03 (R$ 0.029779 on 12/31/02);

(b) Of the total loans and financing, R$ 769,700 are guaranteed by the federal government (with full counter-guarantees);

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 03/31/03:

         2004                           1,731,429           43%
         2005                             656,725           16%
         2006                             704,980           17%
         2007                             256,623            6%
         2008 onward                      715,984           18%
                                       ----------    ----------
                                        4,065,741          100%
                                       ==========    ==========

(d) Long-term foreign and domestic loans and financing were subject to annual interest rates on 03/31/03 as follows:

         Up to 3%                      1,718,191            29%
         3.1 to 5%                     2,014,144            34%
         5.1 to 7%                       297,914             5%
         7.1 to 9%                        98,521             2%
         9.1 to 11%                    1,698,000            28%
         Over 11%                        128,207             2%
                                       ----------    ----------
                                       5,954,977           100%
                                       ==========    ==========

(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 03/31/03 are close to their book values.

6.11- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

                                     Judicial deposits    Provisions for contingencies
                                    -------------------   ----------------------------
                                    03/31/03   12/31/02      03/31/03        12/31/02
                                    --------   --------      ---------       ---------
Tax contingencies                    481,936    453,561        647,543         602,799
Labor and social security claims     136,887    138,260        377,865         344,928
Civil claims                         119,306    112,665        326,533         303,337
Others                                 5,413      4,191         20,478          20,624
                                    --------   --------      ---------       ---------
Total                                743,542    708,677      1,372,419       1,271,688
                                    ========   ========      =========       =========

         The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

         Tax contingencies relate principally to a suit claiming unconstitutionality of the change in the calculation basis of PIS and Cofins social contributions introduced by Law 9,718/98, and to CPMF (tax on bank transactions).

         Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and an one-third of holidays.

         Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:

                                                              03/31/03    12/31/02
                                                             ---------   ---------
ALBRAS - Aluminio Brasileiro S.A.                            1,109,153   1,221,166
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO          44,708      47,111
Ferrovia Centro-Atlantica S.A.                                 389,333     397,852
Sepetiba Tecon S.A.                                             77,699      79,560
Samarco Mineracao S.A.                                          39,202      49,605
                                                             ---------   ---------
                                                             1,660,095   1,795,294
                                                             =========   =========

The breakdown of guarantees by currency is:

                                                              03/31/03    12/31/02
                                                             ---------   ---------
U.S. Dollar                                                  1,270,752   1,410,236
Real                                                           389,343     385,058
                                                             ---------   ---------
                                                             1,660,095   1,795,294
                                                             =========   =========

(c) Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

         A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

         On October 4, 2002, the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) approved the Company's registration request, filed on June 28, 2002, for public Debentures trading. As of October 28, 2002, the Debentures can be traded on the secondary market.

6.12- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 03/31/03, the provision for environmental liabilities amounted to R$ 49,901 (R$ 51,929 on 12/31/02), which was accounted in "Others" in long-term liabilities.

6.13- Paid-up Capital

The Company's capital is R$ 5 billion, corresponding to 388,559,056 book entry shares, of which 249,983,143 are common shares and 138,575,913 are preferred class A shares, the latter including one special preferred share ("Golden Share"), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book value of the share, if greater.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

6.14- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

As of March 31, 2003, 4,715,170 common shares and 4,465 preferred shares were purchased, which are held in treasury in the amount of R$ 131,333.

                         Shares
                        ---------
                                                                            Average
  Class                 Quantity      Unit acquisition cost     quoted market price
---------   ---------------------    ------------------------   -------------------
             03/31/03   12/31/02     Average    Low      High   03/31/03   12/31/02
            ---------   ---------    -------   -----    -----   --------   --------
Preferred       4,465       4,481      51.41   14.02    52.40      87.27      96.99
Common      4,715,170   4,715,170      27.80   20.07    52.09      90.96     102.88
            ---------   ---------
            4,719,635   4,719,651
            =========   =========

6.15- Financial Result

                                                                     1Q/03                                  1Q/02
                                      ------------------------------------   ------------------------------------
                                                  Monetary and                           Monetary and
                                                  exchange rate                          exchange rate
                                      Financial   variation on               Financial   variation on
                                       expenses    liabilities      Total     expenses    liabilities     Total
                                      ---------   -------------    -------   ---------   -------------   --------
Foreign debt                            (62,925)        246,841    183,916     (41,357)         (1,889)   (43,246)
Local debt                              (11,020)         35,158     24,138     (18,178)         18,479        301
Related parties                         (43,735)        125,188     81,453     (35,808)          3,498    (32,310)
                                      ---------   -------------    -------   ---------   -------------   --------
                                       (117,680)        407,187    289,507     (95,343)         20,088    (75,255)
Labor, tax and civil contingencies      (21,452)        (44,593)   (66,045)    (19,403)         (3,093)   (22,496)
Derivatives, net of gain/losses         (25,967)         14,891    (11,076)    (17,272)             81    (17,191)
CPMF / COFINS                           (13,092)              -    (13,092)    (16,589)              -    (16,589)
Others                                   (6,455)         30,893     24,438      (7,091)         (6,710)   (13,801)
                                      ---------   -------------    -------   ---------   -------------   --------
                                       (184,646)        408,378    223,732    (155,698)         10,366   (145,332)
                                      ---------   -------------    -------   ---------   -------------   --------

                                                                         4Q/02
                                      ---------       ------------------------
                                                      Monetary and
                                                      exchange rate
                                      Financial       variation on
                                       expenses        liabilities     Total
                                      ---------       -------------   --------
Foreign debt                            (70,619)            596,498    525,879
Local debt                              (18,233)            126,801    108,568
Related parties                         (45,934)            220,699    174,765
                                      ---------       -------------   --------
                                       (134,786)            943,998    809,212
Labor, tax and civil contingencies      (20,131)            (93,464)  (113,595)
Derivatives, net of gain/losses         (51,135)             23,724    (27,411)
CPMF / COFINS                           (18,356)                  -    (18,356)
Others                                  151,132(**)           1,872    153,004
                                      ---------       -------------   --------
                                        (73,276)            876,130    802,854
                                      ---------       -------------   --------

                                                                     1Q/03                                         1Q/02
                                      ------------------------------------      ----------------------------------------
                                                  Monetary and                                 Monetary and
                                                  exchange rate                                exchange rate
                                      Financial   variation on                    Financial     variation on
                                       Income        assets             Total       Income          assets       Total
                                      ---------   -------------      ---------  ------------   -------------   ---------
Related parties                          40,261        (124,352)       (84,091)       21,323          (2,553)     18,770
Marketable securities                     1,583          14,280         15,863        37,328           8,021      45,349
Others                                    7,773         (18,382)       (10,609)        8,779           3,928      12,707
                                      ---------   -------------      ---------  ------------   -------------   ---------
                                         49,617        (128,454)       (78,837)       67,430           9,396      76,826
                                      ---------   -------------      ---------  ------------   -------------   ---------
Financial income (expenses), net       (135,029)        279,924(*)     144,895       (88,268)         19,762     (68,506)
                                      =========   =============      =========  ============   =============   =========

                                                                         4Q/02
                                      ---------   ----------------------------
                                                  Monetary and
                                                  exchange rate
                                      Financial   variation on
                                       Income         assets            Total
                                      ---------   -------------      ---------
Related parties                          31,276        (257,394)      (226,118)
Marketable securities                       234          33,303         33,537
Others                                   13,570         (26,030)       (12,460)
                                      ---------   -------------      ---------
                                         45,080        (250,121)      (205,041)
                                      ---------   -------------      ---------
Financial income (expenses), net        (28,196)        626,009        597,813
                                      =========   =============      =========

(*)      See item 1.2.5 - Net financial result;

(**) Refers, basically, to the adjustment on the cotation of CSN's shares granted as guarantee to Valia, in the amount of R$ 134,149.

Indexes on Debt                                             1Q/03        4Q/02
                                                          ----------   ----------
Current liabilities
Current portion of long-term debt - unrelated parties      1,889,236    1,827,815
Short-term debt                                              118,977      397,655
Related parties                                            1,002,996      948,400
                                                          ----------   ----------
                                                           3,011,209    3,173,870
Long-term liabilities
Long-term debt - unrelated parties                         4,065,741    4,063,553
Related parties                                            3,221,881    3,300,003
                                                          ----------   ----------
                                                           7,287,622    7,363,556
                                                          ----------   ----------
Gross Debt                                                10,298,831   10,537,426
                                                          ==========   ==========
Gross interest                                               117,680      134,786
EBITDA                                                     1,148,114    1,359,081
Stockholders' equity                                      13,292,528   12,750,520
EBITDA / Gross interest                                         9.76        10.08
Gross Debt / EBITDA (anualized)                                 2.24         1.94
Debt / Stockholders' equity                                       44           45

6.16- Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparts. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparts are also reviewed periodically and are defined according to the rules approved by Company's management. The results of hedging are recognized monthly in the CVRD result.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR - London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 03/31/03 and 03/31/02.

                                                                    03/31/03                                             03/31/02
              --------------------------------------------------------------- ----------------------------------------------------
                                                  Unrealized gain                                                 Unrealized gain
                Notional value                      (loss) (in R$      Final    Notional value                      (loss) (in R$
Type          (in US$ million)     Rate range           thousand)   maturity  (in US$ million)     Rate range           thousand)
------------- ----------------- -------------- ------------------- ---------- ----------------- -------------- -------------------
Cap                        500    5.8 - 11.0%                345      May/07             1,350     5.0 - 8.0%              6,866
Floor                      500     5.8 - 6.0%            (68,222)     Nov/06             1,000     5.0 - 6.5%            (46,242)
Swap                       470     5.9 - 6.7%           (162,387)     Oct/07               125     5.5 - 7.5%            (19,171)
                                                        --------                                                         -------
Total                                                   (230,264)                                                        (58,547)
                                                        ========                                                         =======

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 03/31/03 and 03/31/02. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

                                                                        03/31/03                                           03/31/02
                ---------------------------------------------------------------- ---------------------------------------------------
                                                            Unrealized                                                   Unrealized
                  Notional value                       gain (loss) (in     Final Notional value                     gain (loss) (in
Type                (in million)           Rate range     R$ thousand)  maturity   (in million)          Rate range    R$ thousand)
--------------- ----------------- -------------------- ---------------- -------- -------------- -------------------- ---------------
Yen purchased          (Y) 3,543  (Y) 79 - 89 per US$             (999)   Apr/05      (Y) 3,718 (Y) 70 - 110 per US$         (9,278)
                                     (epsilon) 1.19 -                                               (epsilon) 1.10 -
Euros purchased      (epsilon) 5         1.23 per US$           (2,162)   Apr/05    (epsilon) 8         1.30 per US$         (5,384)
                                     (epsilon) 1.05 -                                               (epsilon) 0.90 -
Euros sold           (epsilon) 3         1.10 per US$               23         -    (epsilon) 9          1.20 per US$             2
                                                          ------------                                                -------------
Total                                                           (3,138)                                                     (14,660)
                                                          ============                                                =============

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 03/31/03 and 03/31/02:

                                                                           03/31/03                                       03/31/02
                        -----------------------------------------------------------  ----------------------------------------------
                                                        Unrealized gain                                            Unrealized gain
                                          Price range     (loss) (in R$       Final                  Price range     (loss) (in R$
Type                    Quantity (oz)          US$/oz         thousand)    maturity   Quantity (oz)       US$/oz         thousand)
----------------------- --------------- ------------- ------------------- ---------  -------------- -------------- ----------------
Puts purchased                428,000     270 - 385            16,819       Dec/07         509,000     270 - 350            18,577
Calls sold                    595,000     317 - 440           (49,525)      Dec/07         658,500     308 - 390           (23,131)
Hybrid instruments             20,000             -              (668)      Nov-06          20,000             -               (83)
                                                      ---------------                                              ---------------
Total                                                         (33,374)                                                      (4,637)
                                                      ===============                                              ===============

                                                                                          Net gain (loss)
                                             ------------------------------------------------------------
                                                                                                   1Q/03
                                             ------------------------------------------------------------
                                                             Interest rates
                                                      Gold          (libor)    Currencies          Total
                                             -------------- ----------------- ------------ --------------
Gains and losses unrealized on 12/31/02             52,432         213,361          4,309        270,102

Financial settlement                                  (634)        (13,390)          (378)       (14,402)
Financial expenses, net                            (16,204)         42,764           (593)        25,967
                                             -------------- ----------------- ------------ --------------
                                                   (16,838)         29,374           (971)        11,565

Monetary variations, net                            (2,220)        (12,471)          (200)       (14,891)
                                             -------------- ----------------- ------------ --------------
Gains and losses realized on 03/31/03               33,374         230,264          3,138        266,776
                                             ============== ================= ============ ==============

                                                                                          Net gain (loss)
                                             ------------------------------------------------------------
                                                                                                   1Q/02
                                             ------------------------------------------------------------
                                                             Interest rates
                                                      Gold          (libor)    Currencies          Total
                                             -------------- ----------------- ------------ --------------
Gains and losses unrealized on 12/31/01            (16,575)         83,411          9,381         76,217

Financial settlement                                 1,710         (17,675)           401        (15,564)
Financial expenses, net                             19,782          (7,623)         5,113         17,272
                                             -------------- ----------------- ------------ --------------
                                                    21,492         (25,298)         5,514          1,708

Monetary variations, net                              (280)            434           (235)           (81)
                                             -------------- ----------------- ------------ --------------
Gains and losses realized on 03/31/02                4,637          58,547         14,660         77,844
                                             ============== ================= ============ ==============

                                                                                          Net gain (loss)
                                             ------------------------------------------------------------
                                                                                                   4Q/02
                                             ------------------------------------------------------------
                                                            Interest rates
                                                      Gold         (libor)     Currencies          Total
                                             -------------- ----------------- ------------ --------------
Gains and losses unrealized on 09/30/02            15,533         254,770         (9,562)        260,741

Financial settlement                                 (274)         (9,782)        (7,994)        (18,050)
Financial expenses, net                            38,652          (9,061)        21,544          51,135
                                             -------------- ----------------- ------------ --------------
                                                   38,378         (18,843)        13,550          33,085

Monetary variations, net                           (1,479)        (22,566)           321         (23,724)
                                             -------------- ----------------- ------------ --------------
Gains and losses realized on 12/31/02              52,432         213,361          4,309         270,102
                                             ============== ================= ============ ==============

6.17- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

                                                                                       In millions of reais
                                          ------------------------------------------------------------------
                                                                                           Subsidiaries and
                                                           Parent Company          Affiliated Companies (*)
                                          -------------------------------  ---------------------------------
                                                 03/31/03       12/31/02          03/31/03         12/31/02
                                          ---------------- --------------  ---------------- ----------------
Assets
Current
   Cash and cash equivalents                          541            189               542              410
   Others                                           1,967          1,953             1,301            1,237
                                          ---------------- --------------  ---------------- ----------------
                                                    2,508          2,142             1,843            1,647
Long-term receivables                               1,116          1,230                86               52
Investments                                         4,301          4,438                18               26
                                          ---------------- --------------  ---------------- ----------------
Total                                               7,925          7,810             1,947            1,725
                                          ================ ==============  ================ ================
Liabilities
Current
   Short-term loans and financing                   1,989          2,210             1,616            1,604
   Others                                             851            921               392              384
                                          ---------------- --------------  ---------------- ----------------
                                                    2,840          3,131             2,008            1,988
Long-term liabilities
   Loans and financing                              4,000          4,000             2,520            2,262
   Others                                           2,954          2,999               802              848
                                          ---------------- --------------  ---------------- ----------------
                                                    6,954          6,999             3,322            3,110
                                          ---------------- --------------  ---------------- ----------------
Total                                               9,794         10,130             5,330            5,098
                                          ================ ==============  ================ ================
Liabilities - R$                                   (1,869)        (2,320)           (3,383)          (3,373)
                                          ================ ==============  ================ ================
Liabilities - US$                                    (557)          (657)           (1,009)            (955)
                                          ================ ==============  ================ ================

( * )  Proportional to the percentage of participation

6.18- Administrative and Other Operating Expenses

                                                  1Q/03             1Q/02            4Q/02
                                          -------------    --------------    -------------
Administrative

Personal                                         28,283            26,944           42,760
Technical consulting                             18,443            22,623           14,662
Advertising and publicity                         9,006             7,684            3,496
Depreciation                                      9,128             5,277            6,567
Travel expenses                                   4,925             3,716            6,574
Rents and taxes                                   6,902             4,249            2,646
Others                                           12,071             8,401           21,297
                                          -------------    --------------    -------------
                                                 88,758            78,894           98,002
                                          =============    ==============    =============

                                                  1Q/03             1Q/02            4Q/02
                                         --------------    --------------   --------------
Other Operating Expenses

Provision for write-off of property,
  plant and equipment - gold mine                     -                 -          147,000
Provisions for contingencies                     27,141           (16,202)           5,745
Provision for loss on ICMS credits               28,000            20,000                -
Provision for profit sharing                     40,000            20,000           37,000
Reversal of provisions (*)                            -                 -         (60,833)
Others                                           10,723            15,146            9,095
                                         --------------    --------------   --------------
                                                105,864            38,944          138,007
                                         ==============    ==============   ==============

(*) Refers to monetary variations expense on pension plan - Valia, reclassified to financial result, on the amount of R$ 29,833 and sale of inventories, which were considered out of especifications, in the amount of R$ 31,000.

6.19- Subsequent Events

Payment of Interest on Stockholders' Equity

On April 16, 2003, the Board of Directors of Companhia Vale do Rio Doce approved payment of the first installment of shareholder remuneration for 2003, as per the proposal of the Executive Board disclosed on January 30. This proposal was based on the Company's shareholder return policy and established a minimum of US$ 1.04 per share to be distributed in two equal installments on April 30 and October 31, 2003, respectively, corresponding to a total amount of US$ 400 million. Payment of the first installment of interest on stockholders' equity will be R$ 621,819,836, equivalent to R$ 1.62 per common or preferred share outstanding. This value was obtained by converting the amount of US$ 0.52 into reais by the exchange rate for sale of the U.S. dollar reported by the Brazilian Central Bank on April 15, 2003 (Ptax - option 5 code, R$ 3.1154 = US$ 1.00), according to procedures announced publicly on January 30, 2003.

Acquisition of Caemi

On March 31, 2003, CVRD signed an agreement with Mitsui & Co. (Mitsui) to acquire all its common and preferred shares in Caemi Mineracao e Metalurgia S. A (Caemi) for US$ 426.4 million. The acquisition is subject to the review and approval of antitrust authorities. The transaction involves the acquisition by CVRD, directly or through a wholly owned subsidiary, of 659,375,000 common and 1,040,671,032 preferred shares of Caemi. These shares represent, respectively, 50% and 40% of the common and preferred shares of that company. CVRD will pay US$ 276.7 million for 50% of the common shares, equal to US$ 419.60 per group of 1,000 shares, as announced publicly on December 7, 2001. CVRD will pay US$ 149.8 million for the 1,040,671,032 preferred shares, corresponding to US$ 143.90 per group of 1,000 shares. This is equal to the weighted average of preferred shares of Caemi traded on the Sao Paulo Stock Exchange (BOVESPA) in the 30 days preceding February 4, 2003. The price of the shares in reais was converted into U.S. dollars at the average exchange rate in the 30-day period mentioned. Prior to the acquisition, CVRD held 50% of Caemi's common shares and 16.82% of its total capital, being a controlling shareholder together with Mitsui. After the transaction, CVRD will detain 100% of the common shares, 40% of the preferred shares and 60.2% of the total capital. CVRD does not intend to delist Caemi.

Capital Increase

On April 16, 2003, the Extraordinary Shareholders' Meeting approved a proposal of the Executive Board for a capital increase without issuing new shares, through capitalization of part of the Expansion Reserve in the amount of R$ 1.3 billion, increasing its share capital from R$ 5 billion to R$ 6.3 billion.

CVRD Acquires CST Shares

On April 24, 2003, CVRD acquired 4.42% of the common shares and 5.64% of the preferred shares of CST, representing 5.17% of CST's total capital held by Acesita S.A. (Acesita). The average price per 1,000 shares paid by CVRD and Arcelor was US$ 22.66. Therefore, CVRD spent US$ 59,698,128.37 to buy the CST shares. The acquired shares are not linked to CST's stockholders' argreement. That brings CVRD's holding to 24.934% of CST's common shares and 29.962% of its preferred shares, totaling 28.022% of its capital.

The acquisition by CVRD and Arcelor of CST common shares equivalent to 14.85% of its voting capital, owned by Acesita and covered by the shareholders' agreement, may take place in the future, if the other parties to that shareholders' agreement authorize the transaction or after the expiration of the current CST shareholders' agreement in May 2005.

As stated, the increase in CVRD's holding in CST is temporary, since there is already an option for CVRD to leave in 2007.

Alunorte Increases Production Capacity

On April 4, 2003, Alunorte, a producer of alumina controlled by its wholly owned subsidiary Aluvale, commissioned its third production line, with a capacity of 825,000 tons per year. With the third line, Alunorte has a production capacity of 2,375,000 tons of alumina per year, positioning it among the five largest alumina refineries in the world. The production increase will be allocated to overseas markets. The investment in this project was approximately US$ 300 million, a cost of about US$ 364 per ton of additional capacity, which is very competitive in comparison to the cost of other brownfield projects around the globe.

Alunorte's plant, located in Barcarena, Para, has room for construction of four additional production lines. Hence, in the future with new expansion projects, Alunorte will be able to reach a capacity of 6 million tons per year.

The expansion of Alunorte's capacity is consistent with CVRD's strategy for its aluminum business, which focuses on shareholder value creation through the exploitation of profitable growth opportunities in bauxite and alumina, where its global competitiveness is enhanced by low capital expenditures and operational costs.

CVRD Restructures Stakes in Logistics Companies

On April 16, 2003, CVRD, Companhia Siderurgica Nacional (CSN) and other unlisted companies signed a contract for the purchase and sale of shares in logistics companies. The transactions set forth in the contract will take place once certain conditions are fulfilled. These conditions include, among others, the approval by regulatory authorities and by creditors of companies whose shares are being traded, the setting of commercial agreements and the waiver by other shareholders of the exercise of any rights of first refusal.

The contract involves three transactions:

- The acquisition by CVRD of CSN's 11.95% stake in Ferrovia Centro-Atlantica (FCA).
- The sale to CSN of CVRD's stake in Sepetiba Tecon S.A. (STSA), a company that operates Container Terminal 1 at the Port of Sepetiba (TECON), in Rio de Janeiro State. The transaction includes the sale by CVRD of 50% of STSA's capital and 18 million STSA convertible debentures. The Itabira Rio Doce Company Limited - ITACO, a wholly-owned subsidiary of CVRD, has a capital stake of 62.5% of CSN Aceros which is the parent company of STSA with a capital stake of 80%.
- The sale by CVRD to CSN and Taquari Participacoes S. A. (Taquari) of 32.4% of the capital of Companhia Ferroviaria do Nordeste (CFN).

The purchase and sale obligations, if the conditions are fulfilled, will result in a net expenditure of R$ 20 million by CVRD.

CVRD and TECON will sign a commercial agreement allowing CVRD to handle containers through TECON over the next ten years and guaranteeing maintenance of port conditions for the handling of containers. This agreement guarantees that CVRD will continue to get ongoing support for the development of its intermodal transportation business.

These transactions will free CVRD resources to focus on its core transportation assets. They are part of a process that began with the unwinding of the cross shareholdings between CVRD and CSN in March 2001. In addition to the contribution to simplify the structure of the Brazilian steel industry, this unwinding allowed the successful implementation by CVRD of a new model of corporate governance and long-term strategic guidelines.

CVRD and NUCOR Announce Pig Iron Project

On April 24, 2003, CVRD and Nucor Corporation (NUCOR) signed an agreement to construct and operate an environmentally friendly pig iron project in Northern Brazil. The project will utilize two conventional mini-blast furnaces to produce about 380,000 metric tons of pig iron per year in its initial phase, using CVRD iron ore from its Carajas mines in Northern Brazil. The charcoal source will be exclusively from eucalyptus trees grown in a cultivated forest of 30,000 hectares with the total project encompassing approximately 80,000 hectares. CVRD and NUCOR will form a joint venture company to operate the facility. It is anticipated that NUCOR will purchase all of the production of the plant.

NUCOR will invest US$10 million in the project while CVRD's equity contribution will be the land and the forest assets (currently owned by its wholly owned subsidiary Celmar S.A.). The total capital of the project will be about US$ 80 million. The ownership will be split 78% CVRD and 22% NUCOR.

                                    PART III

7- OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1- Iron Ore and Pellet Sales (Main Markets) (Unaudited)

                                                                                      (Millons of tons)
                             --------------------------------------------------------------------------
                                  1999       %       2000       %       2001       %      2002       %
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
 FOREIGN MARKET
 ASIA
        CHINA                      7.3       8        9.2       8       14.9      12      17.5      12
        KOREA                      7.9       8          7       6        6.0       5       7.1       5
        PHILIPPINES                1.6       2        1.4       1        1.2       1       2.6       2
        JAPAN                     16.9      17       17.5      15       17.1      13      16.3      11
        TAIWAN                     1.8       2        1.6       2        2.2       2       2.1       1
        OTHERS                     0.6       -        0.4       -        1.1       1         -       -
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
                                  36.1      37       37.1      32       42.5      34      45.6      31
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
 EUROPE
        GERMANY                      8       8        8.2       7       10.1       8      14.7      10
        SPAIN                      3.6       4        2.9       2        2.9       2       2.9       2
        FRANCE                     2.1       2        2.9       2        3.9       3       5.8       4
        ITALY                        5       5        4.8       4        5.1       4       5.2       3
        UNITED KINGDOM             1.6       2        1.5       2        1.6       1       2.3       2
        OTHERS                     4.7       5        8.2       7       10.8       8      13.4       9
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
                                    25      26       28.5      24       34.4      26      44.3      30
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
 AMERICAS
        ARGENTINA                  1.6       2        1.4       1        1.9       1       2.3       2
        UNITED STATES                3       3        3.5       3        2.9       2       3.8       2
        OTHERS                     1.8       2          2       2        1.5       1       2.4       2
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
                                   6.4       7        6.9       6        6.3       4       8.5       6
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
 AFRICA/MID.EAST/OCEANIA
        BAHREIN                    1.5       2          2       2        1.7       1       2.4       2
        OTHERS                     3.6       4        5.2       4        5.1       4       4.3       3
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
                                   5.1       6        7.2       6        6.8       5       6.7       5
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
                                  72.6      76       79.7      68         90      69     105.1      72
                             ========== ======= ========== ======= ========== ======= ========= =======
 DOMESTIC MARKET
    STEEL MILLS                   13.6      14       15.5      13       20.2      16      22.3      15
    PELLETING AFFILIATES          10.1      10       21.6      19       19.7      15      18.9      13
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
                                  23.7      24       37.1      32       39.9      31      41.2      28
                             ---------- ------- ---------- ------- ---------- ------- --------- -------
 TOTAL                            96.3     100      116.8     100      129.9     100     146.3     100
                             ========== ======= ========== ======= ========== ======= ========= =======

                                                              (Millons of tons)
                          -----------------------------------------------------
                                      1Q                 4Q                 1Q
                          --------------- ------------------ ------------------
                            2002       %       2002       %       2003       %
                          ------- ------- ---------- ------- ---------- -------
 FOREIGN MARKET
 ASIA
        CHINA                4.4      13        3.9      10        5.4      15
        KOREA                2.1       6        1.9       5        1.6       4
        PHILIPPINES          0.6       2        0.8       2        0.4       1
        JAPAN                3.7      11        4.3      11        3.9      11
        TAIWAN               0.4       1        0.8       2        0.4       1
        OTHERS                 -       -          -       -          -       -
                          ------- ------- ---------- ------- ---------- -------
                            11.2      33       11.7      30       11.7      32
                          ------- ------- ---------- ------- ---------- -------
 EUROPE
        GERMANY              3.4      10        4.3      11        3.5      10
        SPAIN                0.8       2        0.7       2        0.8       2
        FRANCE               1.3       4        1.6       4        1.4       4
        ITALY                1.0       3        1.2       3        1.2       3
        UNITED KINGDOM       0.7       2        0.4       1        0.5       1
        OTHERS               2.9       9        3.7       9        3.0       9
                          ------- ------- ---------- ------- ---------- -------
                            10.1      30       11.9      30       10.4      29
                          ------- ------- ---------- ------- ---------- -------
 AMERICAS
        ARGENTINA            0.4       1        0.7       2        0.8       2
        UNITED STATES        0.9       2        0.7       2        1.0       3
        OTHERS               0.3       1        0.9       2        0.8       2
                          ------- ------- ---------- ------- ---------- -------
                             1.6       4        2.3       6        2.6       7
                          ------- ------- ---------- ------- ---------- -------
 AFRICA/MID.EAST/OCEANIA
        BAHREIN              0.8       3        0.5       1        0.5       1
        OTHERS               0.8       3        1.6       4        1.0       3
                          ------- ------- ---------- ------- ---------- -------
                             1.6       6        2.1       5        1.5       4
                          ------- ------- ---------- ------- ---------- -------
                            24.5      73       28.0      71       26.2      72
                          ======= ======= ========== ======= ========== =======
 DOMESTIC MARKET
    STEEL MILLS              5.1      15        6.2      16        5.1      14
    PELLETING AFFILIATES     4.0      12        5.2      13        5.0      14
                          ------- ------- ---------- ------- ---------- -------
                             9.1      27       11.4      29       10.1      28
                          ------- ------- ---------- ------- ---------- -------
 TOTAL                      33.6     100       39.4     100       36.3     100
                          ======= ======= ========== ======= ========== =======

Exports by System

                                                                                  (Millons of tons)
                          -------------------------------------------------------------------------
                              1999       %       2000       %      2001       %       2002       %
                          --------- ------- ---------- ------- --------- ------- ---------- -------
NORTHERN SYSTEM               42.8      44       46.6      40      50.8      39       53.0      36
SOUTHERN SYSTEM               53.5      56       70.2      60      79.1      61       93.3      64
                          --------- ------- ---------- ------- --------- ------- ---------- -------
                              96.3     100      116.8     100     129.9     100      146.3     100
                          ========= ======= ========== ======= ========= ======= ========== =======

                                                               (Millons of tons)
                          ------------------------------------------------------
                                        1Q                 4Q                1Q
                          ----------------- ------------------ -----------------
                              2002       %       2002       %      2003       %
                          --------- ------- ---------- ------- --------- -------
NORTHERN SYSTEM               11.7      35       14.2      36      13.3      37
SOUTHERN SYSTEM               21.9      65       25.2      64      23.0      63
                          --------- ------- ---------- ------- --------- -------
                              33.6     100       39.4     100      36.3     100
                          ========= ======= ========== ======= ========= =======

7.2-   Information About FERTECO (Unaudited)

Statement of Income                                                                In thousands of reais
--------------------------------------------------------------------------------------------------------
                                                                     1Q/03         1Q/02          4Q/02
                                                             -------------- ------------- --------------
Operating revenues                                                 331,062       134,668        292,189

Value-added taxes                                                  (20,289)       (7,816)           910
                                                             -------------- ------------- --------------
Net operating revenues                                             310,773       126,852        293,099
                                                             -------------- ------------- --------------
Cost of products and services                                     (181,193)      (70,019)      (140,851)
                                                             -------------- ------------- --------------
Gross profit                                                       129,580        56,833        152,248

Gain on investments accounted for by the equity method               3,830             9         21,852

Operating income (expenses)
     Selling and administrative                                    (13,981)      (14,227)       (31,118)
     Financial result, net                                          (8,537)       (4,575)         6,631
     Operating income (expenses)                                    (8,889)        1,530        (68,621)
                                                             -------------- ------------- --------------
                                                                   (31,407)      (17,272)       (93,108)
                                                             -------------- ------------- --------------
Income before income tax and social contribution                   102,003        39,570         80,992
     Income tax and social contribution                            (12,869)      (10,519)       (30,710)
                                                             -------------- ------------- --------------
Net income (Loss) for the period                                    89,134        29,051         50,282
                                                             ============== ============= ==============

The better performance is due to the increase of 92.7% in iron ore sales and 18.1% in pellets.

7.3-   Information About Rio Doce International Finance Ltd. - RDIF (Unaudited)

Statement of Income                                                              In thousands of reais
------------------------------------------------------------------------------------------------------
                                                                    1Q/03         1Q/02         4Q/02
                                                             ------------- ------------- -------------
Net operating revenues                                             46,124        26,664        56,411

Cost of products and services - agencying costs                    (9,746)       (5,383)      (10,611)
                                                             ------------- ------------- -------------
Gross profit                                                       36,378        21,281        45,800

Gain on investments accounted for by the equity method                  -        58,929          (241)

Operating income (expenses)
     Other operating expenses, net                                   (271)         (190)        1,649
     Financial expenses                                           (12,082)       (8,521)      (10,753)
     Financial income                                              31,538        20,827        38,160
     Monetary and exchange rate variation, net                   (163,915)         (546)        4,254
                                                             ------------- ------------- -------------
Net income (loss) for the period                                 (108,352)       91,780        78,869
                                                             ============= ============= =============

Operating profit

Special mention should go to the effect of the 5.10% rise in the value of the real against the U.S. dollar in the first quarter of 2003, over the stockholders' equity.

                                     PART IV

8- ATTACHMENT I - EQUITY INVESTEE INFORMATION

8.1- Aluminum Area - ALBRAS (Adjusted and Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                       Information                                                                                             2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q             2Q             3Q             4Q        Total
                                                           -------------------------------------------------------------------------
Quantity sold - external market             MT (thousand)              99              -              -              -           99

Quantity sold - internal market             MT (thousand)               4              -              -              -            4
                                                           -------------------------------------------------------------------------
Quantity sold - total                       MT (thousand)             103              -              -              -          103
                                                           =========================================================================

Average sales price - external market            US$             1,336.40              -              -              -     1,336.40

Average sales price - internal market            US$             1,376.14              -              -              -     1,376.14

Average sales price - total                      US$             1,337.98              -              -              -     1,337.98

Long-term indebtedness, gross                    US$              451,354              -              -              -      451,354

Short-term indebtedness, gross                   US$                    -              -              -              -            -
                                                           -------------------------------------------------------------------------
Total indebtedness, gross                        US$              451,354              -              -              -      451,354
                                                           =========================================================================
Stockholders' equity                             R$               479,916              -              -              -      479,916
                                                           =========================================================================

Net operating revenues                           R$               479,659              -              -              -      479,659

Cost of products                                 R$              (284,827)             -              -              -     (284,827)

Other expenses/revenues                          R$              (14,276)              -              -              -     (14,276)

Depreciation, amortization and depletion         R$                17,675              -              -              -       17,675
                                                           -------------------------------------------------------------------------
EBITDA                                           R$               198,231              -              -              -      198,231

Depreciation, amortization and depletion         R$               (17,675)             -              -              -      (17,675)
                                                           -------------------------------------------------------------------------
EBIT                                             R$               180,556              -              -              -      180,556

Other expenses/revenues - non cash               R$                (1,875)             -              -              -       (1,875)

Non-operating result                             R$                  (174)             -              -              -         (174)

Net financial result                             R$                63,862              -              -              -       63,862
                                                           -------------------------------------------------------------------------
Income before income tax and social
  contribution                                   R$               242,369              -              -              -      242,369

Income tax and social contribution               R$               (19,192)             -              -              -      (19,192)
                                                           -------------------------------------------------------------------------
Net income                                       R$               223,177              -              -              -      223,177
------------------------------------------------------------------------------------------------------------------------------------

                                          -------------------------------------------------------------------------
                                                                                                              2002
                                          -------------------------------------------------------------------------
                                                      1Q            2Q             3Q            4Q          Total
                                          -------------------------------------------------------------------------
Quantity sold - external market                       84           108            101           100            393

Quantity sold - internal market                        4             2              3             4             13
                                          -------------------------------------------------------------------------
Quantity sold - total                                 88           110            104           104            406
                                          =========================================================================

Average sales price - external market           1,318.33      1,409.42       1,288.20      1,304.79       1,304.70

Average sales price - internal market           1,352.12      1,330.47       1,335.69      1,356.26       1,355.55

Average sales price - total                     1,319.81      1,332.13       1,289.68      1,306.47       1,306.38

Long-term indebtedness, gross                    524,095       506,633        498,857       465,815        465,815

Short-term indebtedness, gross                    72,938        48,840         20,156        20,475         20,475
                                          -------------------------------------------------------------------------
Total indebtedness, gross                        597,033       555,473        519,013       486,290        486,290
                                          =========================================================================
Stockholders' equity                             299,202       113,162       (209,047)      256,739        256,739
                                          =========================================================================

Net operating revenues                           273,853       366,494        414,264       489,744      1,544,355

Cost of products                                (170,834)     (223,590)      (248,895)     (288,173)      (931,492)

Other expenses/revenues                          (12,562)       (9,587)       (22,292)         (450)       (44,891)

Depreciation, amortization and depletion          15,555        17,076         17,423        17,490         67,544
                                          -------------------------------------------------------------------------
EBITDA                                           106,012       150,393        160,500       218,611        635,516

Depreciation, amortization and depletion         (15,555)      (17,076)       (17,423)      (17,490)       (67,544)
                                          -------------------------------------------------------------------------
EBIT                                              90,457       133,317        143,077       201,121        567,972

Other expenses/revenues - non cash                     -             -              -        (6,000)        (6,000)

Non-operating result                                (746)         (467)            82           482           (649)

Net financial result                             (11,141)     (332,532)      (505,233)      175,923       (672,983)
                                          -------------------------------------------------------------------------
Income before income tax and social
  contribution                                    78,570      (199,682)      (362,074)      371,526       (111,660)

Income tax and social contribution                (2,627)       13,645         39,863        88,259        139,140
                                          -------------------------------------------------------------------------
Net income                                        75,943      (186,037)      (322,211)      459,785         27,480
-------------------------------------------------------------------------------------------------------------------

8.2- Aluminum Area - ALUNORTE (Adjusted and Unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
                        Information                                                                                           2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    1Q             2Q             3Q              4Q         Total
                                                           ------------------------------------------------------------------------
Quantity sold - external market            MT (thousand)           289              -              -               -           289

Quantity sold - internal market            MT (thousand)           201              -              -               -           201
                                                           ------------------------------------------------------------------------
Quantity sold - total                      MT (thousand)           490              -              -               -           490
                                                           ========================================================================

Average sales price - external market           US$             170.93              -              -               -        170.93

Average sales price - internal market           US$             173.60              -              -               -        173.60

Average sales price - total                     US$             172.03              -              -               -        172.03

Long-term indebtedness, gross                   US$            482,418              -              -               -       482,418
                                                           ------------------------------------------------------------------------
Total indebtedness, gross                       US$            482,418              -              -               -       482,418
                                                           ========================================================================
Stockholders' equity                            R$             546,444              -              -               -       546,444
                                                           ========================================================================
Net operating revenues                          R$             291,962              -              -               -       291,962

Cost of products                                R$            (217,680)             -              -               -      (217,680)

Other expenses/revenues                         R$              (5,978)             -              -               -        (5,978)

Depreciation, amortization and depletion        R$              15,240              -              -               -        15,240
                                                           ------------------------------------------------------------------------
EBITDA                                          R$              83,544              -              -               -        83,544

Depreciation, amortization and depletion        R$             (15,240)             -              -               -       (15,240)
                                                           ------------------------------------------------------------------------
EBIT                                            R$              68,304              -              -               -        68,304

Non-operating result                            R$                 (43)              -              -               -          (43)

Net financial result                            R$              43,764              -              -               -        43,764
                                                           ------------------------------------------------------------------------
Income before income tax and social
 contribution                                   R$             112,025              -              -               -       112,025

Income tax and social contribution              R$             (10,084)             -              -               -       (10,084)
                                                           ------------------------------------------------------------------------
Net income                                      R$             101,941              -              -               -       101,941
-----------------------------------------------------------------------------------------------------------------------------------

                                          --------------------------------------------------------------------------
                                                                                                               2002
                                          --------------------------------------------------------------------------
                                                     1Q             2Q             3Q             4Q          Total
                                          --------------------------------------------------------------------------
Quantity sold - external market                     222            175            115            208            720

Quantity sold - internal market                     205            235            233            199            872
                                          --------------------------------------------------------------------------
Quantity sold - total                               427            410            348            407          1,592
                                          ==========================================================================

Average sales price - external market            148.20         152.79         162.37         154.43         153.39

Average sales price - internal market            175.94         175.38         173.97         169.51         173.79

Average sales price - total                      161.55         165.72         170.13         161.79         164.56

Long-term indebtedness, gross                   455,061        455,194        472,590        481,370        481,370
                                          --------------------------------------------------------------------------
Total indebtedness, gross                       455,061        455,194        472,590        481,370        481,370
                                          ==========================================================================
Stockholders' equity                            573,946        451,686        226,155        444,502        444,502
                                          ==========================================================================
Net operating revenues                          164,875        173,891        196,154        250,025        784,945

Cost of products                               (135,765)      (134,556)      (131,291)      (174,286)      (575,898)

Other expenses/revenues                          (7,377)        (3,787)        (4,079)        (6,903)       (22,146)

Depreciation, amortization and depletion         12,802         13,351         12,853         12,880         51,886
                                          --------------------------------------------------------------------------
EBITDA                                           34,535         48,899         73,637         81,716        238,787

Depreciation, amortization and depletion        (12,802)       (13,351)       (12,853)       (12,880)       (51,886)
                                          --------------------------------------------------------------------------
EBIT                                             21,733         35,548         60,784         68,836        186,901

Non-operating result                                 (4)             -              -            (43)           (47)

Net financial result                            (10,936)      (198,404)      (374,193)       114,042       (469,491)
                                          --------------------------------------------------------------------------
Income before income tax and social
 contribution                                    10,793       (162,856)      (313,409)       182,835       (282,637)

Income tax and social contribution                 (726)        20,677          6,396         73,270         99,617
                                          --------------------------------------------------------------------------
Net income                                       10,067       (142,179)      (307,013)       256,105       (183,020)
--------------------------------------------------------------------------------------------------------------------

8.3- Aluminum Area - ALUVALE (Adjusted and Unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
                          Information                                                                                         2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q             2Q            3Q             4Q         Total
                                                          -------------------------------------------------------------------------
Stockholders' equity                            R$             1,115,779              -             -              -     1,115,779
                                                          =========================================================================

Net operating revenues                          R$                   154              -             -              -           154

Cost of products                                R$                     -              -             -              -             -

Other expenses/revenues                         R$                 7,275              -             -              -         7,275

Depreciation, amortization and depletion        R$                     -              -             -              -             -
                                                          -------------------------------------------------------------------------
EBITDA                                          R$                 7,429              -             -              -         7,429

Depreciation, amortization and depletion        R$                     -              -             -              -             -
                                                          -------------------------------------------------------------------------
EBIT                                            R$                 7,429              -             -              -         7,429

Other expenses/revenues - non cash              R$                (1,218)             -             -              -        (1,218)

Result of investments participation             R$               210,564              -             -              -       210,564

Net financial result                            R$                 3,682              -             -              -         3,682
                                                          -------------------------------------------------------------------------
Income before income tax and social
 contribution                                   R$               220,457              -             -              -       220,457

Income tax and social contribution              R$                 6,545              -             -              -         6,545
                                                          -------------------------------------------------------------------------
Net income                                      R$               227,002              -             -              -       227,002
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                          Information                                                                              2002
------------------------------------------------------------------------------------------------------------------------
                                                           1Q            2Q             3Q            4Q          Total
                                               -------------------------------------------------------------------------
Stockholders' equity                                  891,456       751,522        447,879       916,533        916,533
                                               =========================================================================

Net operating revenues                                    288           616            354           570          1,828

Cost of products                                         (22)          (47)           (38)          (36)           (143)

Other expenses/revenues                                 4,571         1,361          3,731         6,718         16,381

Depreciation, amortization and depletion                    -            13           (13)             -              -
                                               -------------------------------------------------------------------------
EBITDA                                                  4,837         1,943          4,034         7,252         18,066

Depreciation, amortization and depletion                    -          (13)             13             -              -
                                               -------------------------------------------------------------------------
EBIT                                                    4,837         1,930          4,047         7,252         18,066

Other expenses/revenues - non cash                       (645)         (650)          (730)       (9,232)       (11,257)

Result of investments participation                    57,892      (145,352)      (307,027)      471,995         77,508

Net financial result                                    4,917         5,351            972         2,001         13,241
                                               -------------------------------------------------------------------------
Income before income tax and social
 contribution                                          67,001      (138,721)      (302,738)      472,016         97,558

Income tax and social contribution                     (2,723)       (1,862)        (1,635)       (1,338)        (7,558)
                                               -------------------------------------------------------------------------
Net income                                             64,278      (140,583)      (304,373)      470,678         90,000
------------------------------------------------------------------------------------------------------------------------

8.4- Aluminum Area - MRN (Adjusted and Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                          Information                                                                                          2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q             2Q             3Q             4Q        Total
                                                            ------------------------------------------------------------------------
Quantity sold - external market             MT (thousand)             711              -              -              -          711

Quantity sold - internal market             MT (thousand)           1,485              -              -              -        1,485
                                                            ------------------------------------------------------------------------
Quantity sold - total                       MT (thousand)           2,196              -              -              -        2,196
                                                            ========================================================================

Average sales price - external market            US$                21.31              -              -              -        21.31

Average sales price - internal market            US$                18.24              -              -              -        18.24

Average sales price - total                      US$                19.23              -              -              -        19.23

Long-term indebtedness, gross                    US$               69,222              -              -              -       69,222

Short-term indebtedness, gross                   US$               44,004              -              -              -       44,004
                                                            ------------------------------------------------------------------------
Total indebtedness, gross                        US$              113,226              -              -              -      113,226
                                                            ========================================================================
Stockholders' equity                              R$              731,822              -              -              -      731,822
                                                            ========================================================================

Net operating revenues                            R$              139,951              -              -              -      139,951

Cost of products                                  R$              (69,487)             -              -              -      (69,487)

Other expenses/revenues                           R$               (2,851)             -              -              -       (2,851)

Depreciation, amortization and depletion          R$               14,854              -              -              -       14,854
                                                            ------------------------------------------------------------------------
EBITDA                                            R$               82,467              -              -              -       82,467

Depreciation, amortization and depletion          R$              (14,854)             -              -              -      (14,854)
                                                            ------------------------------------------------------------------------
EBIT                                              R$               67,613              -              -              -       67,613

Result of investments participation               R$                    -              -              -              -            -

Non-operating result                              R$               (2,454)             -              -              -       (2,454)

Net financial result                              R$                 (239)             -              -              -         (239)
                                                            ------------------------------------------------------------------------
Income before income tax and social
 contribution                                     R$               64,920              -              -              -       64,920

Income tax and social contribution                R$               (5,421)             -              -              -       (5,421)
                                                            ------------------------------------------------------------------------
Net income                                        R$               59,499              -              -              -       59,499
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                          Information                                                                        2002
------------------------------------------------------------------------------------------------------------------
                                                     1Q            2Q             3Q            4Q          Total
                                         -------------------------------------------------------------------------
Quantity sold - external market                     485           790            740           601          2,616

Quantity sold - internal market                   1,296         1,820          1,815         2,381          7,312
                                         -------------------------------------------------------------------------
Quantity sold - total                             1,781         2,610          2,555         2,982          9,928
                                         =========================================================================

Average sales price - external market             20.56         19.09          19.21         21.42          19.93

Average sales price - internal market             19.46         18.01          18.16         20.32          19.06

Average sales price - total                       19.76         18.34          18.46         20.54          18.95

Long-term indebtedness, gross                    95,892        90,312         77,786        76,120         76,120

Short-term indebtedness, gross                   14,436        18,780         23,198        29,265         29,265
                                         -------------------------------------------------------------------------
Total indebtedness, gross                       110,328       109,092        100,984       105,385        105,385
                                         =========================================================================
Stockholders' equity                            594,895       562,633        498,041       672,322        672,322
                                         =========================================================================

Net operating revenues                           76,448       111,452        146,949       204,098        538,947

Cost of products                                (39,697)      (60,627)       (72,806)      (78,149)      (251,279)

Other expenses/revenues                            (569)       (5,271)        (1,589)       (2,993)       (10,422)

Depreciation, amortization and depletion          9,840        13,325         14,617        14,701         52,483
                                         -------------------------------------------------------------------------
EBITDA                                           46,022        58,879         87,171       137,657        329,729

Depreciation, amortization and depletion         (9,840)      (13,325)       (14,617)      (14,701)       (52,483)
                                         -------------------------------------------------------------------------
EBIT                                             36,182        45,554         72,554       122,956        277,246

Result of investments participation              (3,403)       (1,347)             -         2,000         (2,750)

Non-operating result                                (13)           11             12        17,015         17,025

Net financial result                             (1,804)      (32,286)       (73,730)      102,120         (5,700)
                                         -------------------------------------------------------------------------
Income before income tax and social
 contribution                                    30,962        11,932        (1,164)       244,091        285,821

Income tax and social contribution               (6,522)       (4,139)        (5,429)      (26,264)       (42,354)
                                         -------------------------------------------------------------------------
Net income                                       24,440         7,793        (6,593)       217,827        243,467
------------------------------------------------------------------------------------------------------------------

8.5- Aluminum Area - VALESUL (Adjusted and Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
                        Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q              2Q           3Q           4Q         Total
                                                              --------------------------------------------------------------------
Quantity sold - external market               MT (thousand)            9               -            -            -             9
Quantity sold - internal market               MT (thousand)           10               -            -            -            10
                                                              --------------------------------------------------------------------
Quantity sold - total                         MT (thousand)           19               -            -            -            19
                                                              ====================================================================

Average sales price - external market              US$          1,505.49               -            -            -      1,505.49
Average sales price - internal market              US$          1,933.02               -            -            -      1,933.02
Average sales price - total                        US$          1,730.60               -            -            -      1,730.60

Long-term indebtedness, gross                      US$             1,048               -            -            -         1,048
Short-term indebtedness, gross                     US$               617               -            -            -           617
                                                              --------------------------------------------------------------------
Total indebtedness, gross                          US$             1,665               -            -            -         1,665
                                                              ====================================================================
Stockholders' equity                                R$           288,362               -            -            -       288,362
                                                              ====================================================================

Net operating revenues                              R$           108,088               -            -            -       108,088
Cost of products                                    R$           (68,912)              -            -            -       (68,912)
Other expenses/revenues                             R$            (6,868)              -            -            -        (6,868)
Depreciation, amortization and depletion            R$             2,816               -            -            -         2,816
                                                              --------------------------------------------------------------------
EBITDA                                              R$            35,124               -            -            -        35,124
Depreciation, amortization and depletion            R$            (2,816)              -            -            -        (2,816)
                                                              --------------------------------------------------------------------
EBIT                                                R$            32,308               -            -            -        32,308
Non-operating result                                R$               255               -            -            -           255
Net financial result                                R$              (186)              -            -            -          (186)
                                                              --------------------------------------------------------------------
Income before income tax and social
 contribution                                       R$            32,377               -            -            -        32,377
Income tax and social contribution                  R$            (5,214)              -            -            -        (5,214)
                                                              --------------------------------------------------------------------
Net income                                          R$            27,163               -            -            -        27,163
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                        Information                                                                            2002
--------------------------------------------------------------------------------------------------------------------
                                                     1Q             2Q             3Q             4Q          Total
                                            ------------------------------------------------------------------------
Quantity sold - external market                       9             12              8             13             42
Quantity sold - internal market                      12             11             11             14             48
                                            ------------------------------------------------------------------------
Quantity sold - total                                21             23             19             27             90
                                            ========================================================================

Average sales price - external market          1,467.44       1,481.49       1,485.09       1,413.67       1,459.01
Average sales price - internal market          1,906.21       1,865.52       1,779.65       1,801.29       1,837.32
Average sales price - total                    1,720.97       1,663.20       1,654.96       1,618.98       1,661.77

Long-term indebtedness, gross                     1,868          1,416            953          1,115          1,115
Short-term indebtedness, gross                      685            555            409            579            579
                                            ------------------------------------------------------------------------
Total indebtedness, gross                         2,553          1,971          1,362          1,694          1,694
                                            ========================================================================
Stockholders' equity                            231,170        246,030        266,074        261,206        261,206
                                            ========================================================================

Net operating revenues                           77,727         92,816         93,602        146,180        410,325
Cost of products                                (63,576)       (71,701)       (61,711)       (86,531)      (283,519)
Other expenses/revenues                          (3,223)        (1,164)        (7,075)       (13,989)       (25,451)
Depreciation, amortization and depletion          3,332          3,600          2,826          3,235         12,993
                                            ------------------------------------------------------------------------
EBITDA                                           14,260         23,551         27,642         48,895        114,348
Depreciation, amortization and depletion         (3,332)        (3,600)        (2,826)        (3,235)       (12,993)
                                            ------------------------------------------------------------------------
EBIT                                             10,928         19,951         24,816         45,660        101,355
Non-operating result                                 55            (54)           515           (286)           230
Net financial result                               (597)           621           (945)        (1,767)        (2,688)
                                            ------------------------------------------------------------------------
Income before income tax and social
 contribution                                    10,386         20,518         24,386         43,607         98,897
Income tax and social contribution               (4,122)        (5,652)        (4,344)        (5,980)       (20,098)
                                            ------------------------------------------------------------------------
Net income                                        6,264         14,866         20,042         37,627         78,799
--------------------------------------------------------------------------------------------------------------------

8.6- Pelletizing Area - HISPANOBRAS (Adjusted and Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
                          Information                                                                                        2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                    1Q             2Q             3Q             4Q         Total
                                                             ---------------------------------------------------------------------
Quantity sold - external market              MT (thousand)         268              -              -              -           268
Quantity sold - internal market              MT (thousand)         637              -              -              -           637
                                                             ---------------------------------------------------------------------
Quantity sold - total                        MT (thousand)         905              -              -              -           905
                                                             =====================================================================

Average sales price - external market             US$            29.54              -              -              -         29.54
Average sales price - internal market             US$            29.95              -              -              -         29.95
Average sales price - total                       US$            29.75              -              -              -         29.75

                                                             ---------------------------------------------------------------------
Stockholders' equity                               R$           90,872              -              -              -        90,872
                                                             =====================================================================

Net operating revenues                             R$           94,344              -              -              -        94,344
Cost of products                                   R$          (81,263)             -              -              -       (81,263)
Other expenses                                     R$             (886)             -              -              -          (886)
Depreciation, amortization and depletion           R$            2,386              -              -              -         2,386
                                                             ---------------------------------------------------------------------
EBITDA                                             R$           14,581              -              -              -        14,581
Depreciation, amortization and depletion           R$           (2,386)             -              -              -        (2,386)
                                                             ---------------------------------------------------------------------
EBIT                                               R$           12,195              -              -              -        12,195
Result of investments participation                R$                -              -              -              -             -
Non-operating result                               R$             (897)             -              -              -          (897)
Net financial result                               R$           (3,544)             -              -              -        (3,544)
                                                             ---------------------------------------------------------------------
Income before income tax and social
 contribution                                      R$            7,754              -              -              -         7,754
Income tax and social contribution                 R$           (3,264)             -              -              -        (3,264)
                                                             ---------------------------------------------------------------------
Net income                                         R$            4,490              -              -              -         4,490
----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                          Information                                                                         2002
-------------------------------------------------------------------------------------------------------------------
                                                     1Q             2Q             3Q             4Q         Total
                                           ------------------------------------------------------------------------
Quantity sold - external market                     487            355            166            313         1,321
Quantity sold - internal market                     420            480            520            826         2,246
                                           ------------------------------------------------------------------------
Quantity sold - total                               907            835            686          1,139         3,567
                                           ========================================================================

Average sales price - external market             31.33          31.49          31.39          24.28         29.71
Average sales price - internal market             31.43          31.63          32.28          27.31         30.15
Average sales price - total                       31.38          31.56          32.07          25.80         29.77

                                           ------------------------------------------------------------------------
Stockholders' equity                             85,476         85,790         93,568         86,381        86,381
                                           ========================================================================

Net operating revenues                           67,353         59,359         67,336        125,613       319,661
Cost of products                                (57,628)       (55,855)       (56,920)      (105,712)     (276,115)
Other expenses                                     (737)          (804)          (128)          (940)       (2,609)
Depreciation, amortization and depletion          2,458          2,458          2,322          2,377         9,615
                                           ------------------------------------------------------------------------
EBITDA                                           11,446          5,158         12,610         21,338        50,552
Depreciation, amortization and depletion         (2,458)        (2,458)        (2,322)        (2,377)       (9,615)
                                           ------------------------------------------------------------------------
EBIT                                              8,988          2,700         10,288         18,961        40,937
Result of investments participation                   -              -              -          1,000         1,000
Non-operating result                             (1,465)        (4,923)        (3,232)        (3,433)      (13,053)
Net financial result                                854          5,888          7,899         (3,444)       11,197
                                           ------------------------------------------------------------------------
Income before income tax and social
 contribution                                     8,377          3,665         14,955         13,084        40,081
Income tax and social contribution               (3,362)        (1,480)        (5,395)        (4,656)      (14,893)
                                           ------------------------------------------------------------------------
Net income                                        5,015          2,185          9,560          8,428        25,188
-------------------------------------------------------------------------------------------------------------------

8.7- Pelletizing Area - ITABRASCO (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q            2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    MT (thousand)          306             -            -            -          306
Quantity sold - internal market                    MT (thousand)          507             -            -            -          507
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)          813             -            -            -          813
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                     US$           29.97             -            -            -        29.97
Average sales price - internal market                     US$           29.20             -            -            -        29.20
Average sales price - total                               US$           29.54             -            -            -        29.54

Short-term indebtedness, gross                            US$           4,854             -            -            -        4,854
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$           4,854             -            -            -        4,854
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                      R$           59,216             -            -            -       59,216
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                    R$           85,607             -            -            -       85,607
Cost of products                                          R$          (73,246)            -            -            -      (73,246)
Other expenses/revenues                                   R$             (907)            -            -            -         (907)
Depreciation, amortization and depletion                  R$             (379)            -            -            -         (379)
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA    ----------------------------------------------->R$           11,075             -            -            -       11,075
Depreciation, amortization and depletion                  R$              379             -            -            -          379
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT      ----------------------------------------------->R$           11,454             -            -            -       11,454
Other expenses - non cash                                 R$           (3,955)            -            -            -       (3,955)
Non-operating result                                      R$            2,662             -            -            -        2,662
Net financial result                                      R$           (3,441)            -            -            -       (3,441)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution          R$            6,720             -            -            -        6,720
Income tax and social contribution                        R$           (3,308)            -            -            -       (3,308)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                R$            3,412             -            -            -        3,412
                                                                   ----------    ----------   ----------   ----------   ----------

                       Information                                                                                         2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q             2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    MT (thousand)          644           533          572          431        2,180
Quantity sold - internal market                    MT (thousand)          233           169          243          482        1,127
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)          877           702          815          913        3,307
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                     US$           31.16         28.46        29.96        30.01        29.71
Average sales price - internal market                     US$           31.90         27.79        30.33        30.60        29.13
Average sales price - total                               US$           31.35         28.30        30.06        30.18        29.51

Short-term indebtedness, gross                            US$          18,023        17,133       15,504            -            -
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$          18,023        17,133       15,504            -            -
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                      R$           60,230        65,720       78,454       55,804       55,804
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                    R$           65,575        49,920       79,980       94,340      289,815
Cost of products                                          R$          (56,551)      (47,528)     (66,616)     (88,703)    (259,398)
Other expenses/revenues                                   R$           (1,290)          376       (3,389)       3,315         (988)
Depreciation, amortization and depletion                  R$              327           331          321          412        1,391
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA    ----------------------------------------------->R$            8,061         3,099       10,296        9,364       30,820
Depreciation, amortization and depletion                  R$             (327)         (331)        (321)        (412)      (1,391)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT      ----------------------------------------------->R$            7,734         2,768        9,975        8,952       29,429
Other expenses - non cash                                 R$                -             -            -       (4,939)      (4,939)
Non-operating result                                      R$           (2,494)       (2,600)      (2,580)       5,496       (2,178)
Net financial result                                      R$             (636)        9,277       13,004       (5,099)      16,546
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution          R$            4,604         9,445       20,399        4,410       38,858
Income tax and social contribution                        R$           (2,143)       (3,954)      (7,666)       2,019      (11,744)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                R$            2,461         5,491       12,733        6,429       27,114
                                                                   ----------    ----------   ----------   ----------   ----------

8.8- Pelletizing Area - KOBRASCO (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q            2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    MT (thousand)          453             -            -            -          453
Quantity sold - internal market                    MT (thousand)          681             -            -            -          681
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)        1,134             -            -            -        1,134
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                     US$           29.89             -            -            -        29.89
Average sales price - internal market                     US$           30.72             -            -            -        30.72
Average sales price - total                               US$           30.39             -            -            -        30.39

Long-term indebtedness, gross                             US$         123,624             -            -            -      123,624
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$         123,624             -            -            -      123,624
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                      R$          (89,160)            -            -            -      (89,160)
                                                                  ==========    ==========   ==========   ==========   ==========
Net operating revenues                                    R$          116,656             -            -            -      116,656
Cost of products                                          R$          (94,094)            -            -            -      (94,094)
Other expenses/revenues                                   R$             (869)            -            -            -         (869)
Depreciation, amortization and depletion                  R$            2,262             -            -            -        2,262
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA    ----------------------------------------------->R$           23,955             -            -            -       23,955
Depreciation, amortization and depletion                  R$           (2,262)            -            -            -       (2,262)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT      ----------------------------------------------->R$            21,693             -            -            -       21,693
Other expenses - non cash                                 R$           (7,809)            -            -            -       (7,809)
Result of investments participation                       R$                -             -            -            -            -
Non-operating result                                      R$              104             -            -            -          104
Net financial result                                      R$           18,296             -            -            -       18,296
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution          R$           32,284             -            -            -       32,284
Income tax and social contribution                        R$          (14,094)            -            -            -      (14,094)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                R$           18,190             -            -            -       18,190
                                                                    ----------    ----------   ----------   ----------   ----------

                       Information                                                                                          2002
------------------------------------------------------- ---------------------------------------------------------------------------
                                                                      1Q             2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    MT (thousand)          436           534          850        1,074        2,894
Quantity sold - internal market                    MT (thousand)          420           478            -          242        1,140
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)          856         1,012          850        1,316        4,034
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                   US$             31.31         29.34        29.47        29.89        29.88
Average sales price - internal market                   US$             32.08         29.24            -        30.32        30.51
Average sales price - total                             US$             31.69         29.30        29.47        29.97        30.09

Long-term indebtedness, gross                           US$           149,583       143,378      147,150      114,489      114,489
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                               US$           149,583       143,378      147,150      114,489      114,489
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                     R$            16,608       (32,692)    (124,990)    (107,350)    (107,350)
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                   R$            63,984        72,449       74,427      143,092      353,952
Cost of products                                         R$           (50,027)      (67,075)     (60,393)    (111,687)    (289,182)
Other expenses/revenues                                  R$            (1,109)        1,471       (1,995)       3,990        2,357
Depreciation, amortization and depletion                 R$             2,248         2,248        2,250        2,253        8,999
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA                                                   R$            15,096         9,093       14,289       37,648       76,126
Depreciation, amortization and depletion                 R$            (2,248)       (2,248)      (2,250)      (2,253)      (8,999)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT                                                     R$            12,848         6,845       12,039       35,395       67,127
Other expenses - non cash                                R$            (2,984)       (3,617)      (5,453)     (33,487)     (45,541)
Result of investments participation                      R$                57           939        1,766       (3,097)        (335)
Non-operating result                                     R$                31            27           24          435          517
Net financial result                                     R$            (3,811)      (78,006)    (147,117)      45,279     (183,655)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution         R$             6,141       (73,812)    (138,741)      44,525     (161,887)
Income tax and social contribution                       R$            (3,093)       24,511       46,445      (26,886)      40,977
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                               R$             3,048       (49,301)     (92,296)      17,639     (120,910)
                                                                   ----------    ----------   ----------   ----------   ----------

8.9- Pelletizing Area - NIBRASCO (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q            2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    MT (thousand)          469             -            -            -          469
Quantity sold - internal market - CVRD             MT (thousand)        1,303             -            -            -        1,303
Quantity sold - internal market - Others           MT (thousand)           28             -            -            -           28
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)        1,800             -            -            -        1,800
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                   US$             28.76             -            -            -        28.76
Average sales price - internal market                   US$             27.38             -            -            -        27.38
Average sales price - total                             US$             27.75             -            -            -        27.75

Long-term indebtedness, gross                           US$             1,200             -            -            -        1,200
Short-term indebtedness, gross                          US$             2,400             -            -            -        2,400
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                               US$             3,600             -            -            -        3,600
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                     R$            87,365             -            -            -       87,365
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                   R$           174,765             -            -            -      174,765
Cost of products                                         R$          (167,405)            -            -            -     (167,405)
Other expenses/revenues                                  R$             1,895             -            -            -        1,895
Depreciation, amortization and depletion                 R$             4,179             -            -            -        4,179
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA ------------------------------------------------> R$            13,434             -            -            -       13,434
Depreciation, amortization and depletion                 R$            (4,179)            -            -            -       (4,179)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT   ------------------------------------------------> R$             9,255             -            -            -        9,255
Other expenses - non cash                                R$            (3,700)            -            -            -       (3,700)
Net financial result                                     R$             1,341             -            -            -        1,341
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution         R$             6,896             -            -            -        6,896
Income tax and social contribution                       R$            (3,728)            -            -            -       (3,728)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                               R$             3,168             -            -            -        3,168
                                                                   ----------    ----------   ----------   ----------   ----------
                       Information                                                                                         2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q             2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    MT (thousand)          407           686          290          783        2,166
Quantity sold - internal market - CVRD             MT (thousand)          584         1,544        1,520        1,301        4,949
Quantity sold - internal market - Others           MT (thousand)            9            27           32           32          100
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)        1,000         2,257        1,842        2,116        7,215
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                   US$             30.25         30.88        27.39        28.95        29.60
Average sales price - internal market                   US$             30.49         31.58        25.69        28.25        28.77
Average sales price - total                             US$             30.39         31.36        25.96        28.52        29.01

Long-term indebtedness, gross                           US$             3,600         2,400        2,400        1,200        1,200
Short-term indebtedness, gross                          US$             2,484         2,400        2,436        2,400        2,400
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                               US$             6,084         4,800        4,836        3,600        3,600
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                     R$            78,682        84,259       88,040      101,698      101,698
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                   R$            70,936       163,815      162,232      220,381      617,364
Cost of products                                         R$           (70,397)     (144,430)    (148,056)    (190,547)    (553,430)
Other expenses/revenues                                  R$               144         2,006          686       (2,268)         568
Depreciation, amortization and depletion                 R$             4,217         4,218        4,218        4,206       16,859
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA                                                   R$             4,900        25,609       19,080       31,772       81,361
Depreciation, amortization and depletion                 R$            (4,217)       (4,218)      (4,218)      (4,206)     (16,859)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT                                                     R$               683        21,391       14,862       27,566       64,502
Other expenses - non cash                                R$            (2,548)       (7,041)      (4,887)      (6,058)     (20,534)
Net financial result                                     R$            (2,463)       (4,034)      (2,136)         883       (7,750)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution         R$            (4,328)       10,316        7,839       22,391       36,218
Income tax and social contribution                       R$                66        (4,737)      (4,062)      (8,732)     (17,465)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                               R$            (4,262)        5,579        3,777       13,659       18,753
                                                                   ----------    ----------   ----------   ----------   ----------

8.10- Pelletizing Area - SAMARCO (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q            2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)        3,988             -            -            -        3,988
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - total                             US$             27.59             -            -            -        27.59

Long-term indebtedness, gross                           US$            56,240             -            -            -       56,240
Short-term indebtedness, gross                          US$           123,271             -            -            -      123,271
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                               US$           179,511             -            -            -      179,511
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                     R$           627,216             -            -            -      627,216
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                   R$           360,773             -            -            -      360,773
Cost of products                                         R$          (162,899)            -            -            -     (162,899)
Other expenses/revenues                                  R$           (19,634)            -            -            -      (19,634)
Depreciation, amortization and depletion                 R$             9,955             -            -            -        9,955
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA  --------------------------------------------->   R$           188,195             -            -            -      188,195
Depreciation, amortization and depletion                 R$            (9,955)            -            -            -       (9,955)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT    --------------------------------------------->   R$           178,240             -            -            -      178,240
Other expenses/revenues - non cash                       R$             8,740             -            -            -        8,740
Result of investments participation                      R$            (2,699)            -            -            -       (2,699)
Non-operating result                                     R$               (46)            -            -            -          (46)
Net financial result                                     R$              (499)            -            -            -         (499)
                                                                   ----------    ----------   ----------   ----------   ----------
Income  before income tax and social contribution        R$           183,736             -            -            -      183,736
Income tax and social contribution                       R$           (44,283)            -            -            -      (44,283)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                               R$           139,453             -            -            -      139,453
                                                                   ----------    ----------   ----------   ----------   ----------
                       Information                                                                                         2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q             2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              MT (thousand)        3,301         3,436        3,871        3,834       14,442
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - total                             US$             28.48         28.78        27.93        29.22        28.60

Long-term indebtedness, gross                           US$            92,788        86,584       76,181       66,644       66,644
Short-term indebtedness, gross                          US$           169,170       180,539      169,538      141,754      141,754
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                               US$           261,958       267,123      245,719      208,398      208,398
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                     R$           510,038       417,935      344,369      493,837      493,837
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                   R$           212,909       239,124      310,720      397,853    1,160,606
Cost of products                                         R$          (108,837)     (114,932)    (138,102)    (144,512)    (506,383)
Other expenses/revenues                                  R$           (18,481)      (19,474)     (26,770)      11,040      (53,685)
Depreciation, amortization and depletion                 R$             7,897         9,358        9,043        8,835       35,133
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA                                                   R$            93,488       114,076      154,891      273,216      635,671
Depreciation, amortization and depletion                 R$            (7,897)       (9,358)      (9,043)      (8,835)     (35,133)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT                                                     R$            85,591       104,718      145,848      264,381      600,538
Other expenses/revenues - non cash                       R$            (1,966)       (9,221)     (18,322)     (27,581)     (57,090)
Result of investments participation                      R$             2,155       (11,985)     (42,146)      17,045      (34,931)
Non-operating result                                     R$                50           (35)         485       (4,517)      (4,017)
Net financial result                                     R$           (15,179)      (95,410)    (162,908)      27,423     (246,074)
                                                                   ----------    ----------   ----------   ----------   ----------
Income  before income tax and social contribution        R$            70,651       (11,933)     (77,043)     276,751      258,426
Income tax and social contribution                       R$           (12,555)       (7,431)       3,671      (41,658)     (57,973)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                               R$            58,096       (19,364)     (73,372)     235,093      200,453
                                                                   ----------    ----------   ----------   ----------   ----------

8.11- Pelletizing Area - GIIC (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q(*)          2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    ton (mil)              772                                                  772
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              ton (mil)              772             -            -            -          772
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                 US$               41.00                                                41.00
Average sales price - total                           US$               41.00                                                41.00
                                                                   ----------    ----------   ----------   ----------   ----------
Stockholders' equity                                  R$              225,520                                              225,520
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                R$              100,559                                              100,559
Cost of products                                      R$              (78,057)                                             (78,057)
Other expenses                                        R$               (9,530)                                              (9,530)
Depreciation, amortization and depletion              R$                3,038                                                3,038
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA  ------------------------------------------->  R$               16,010             -            -            -       16,010
Depreciation, amortization and depletion              R$               (3,038)                                              (3,038)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT   -------------------------------------------->  R$               12,972             -            -            -       12,972
Non-operating result                                  R$                  114                                                  114
Ganho na convesao de moedas                           R$                    -                                                    -
Net financial result                                  R$                 (574)                                                (574)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                            R$               12,512             -            -            -       12,512
                                                                   ----------    ----------   ----------   ----------   ----------

                       Information                                                                                         2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q(*)          2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market                    ton (mil)              823           676          643          932        3,074
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                              ton (mil)              823           676          643          932        3,074
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market                 US$               41.76         40.30        41.55        40.40        40.98
Average sales price - total                           US$               41.76         40.30        41.55        40.40        40.98
                                                                   ----------    ----------   ----------   ----------   ----------
Stockholders' equity                                  R$              154,278       193,243      271,537      257,226      257,226
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                R$               79,867        77,447      104,072      133,025      394,411
Cost of products                                      R$              (68,514)      (67,518)     (97,135)    (109,373)    (342,540)
Other expenses                                        R$               (2,561)       (5,768)        (748)     (11,352)     (20,429)
Depreciation, amortization and depletion              R$               (3,365)        4,167        5,761        5,268       18,561
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA                                                R$               12,157         8,328       11,950       17,568       50,003
Depreciation, amortization and depletion              R$               (3,365)       (4,167)      (5,761)      (5,268)     (18,561)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT                                                  R$                8,792         4,161        6,189       12,300       31,442
Non-operating result                                  R$                   92           114        1,577          233        2,016
Ganho na convesao de moedas                           R$                    -         1,716        1,044        2,376        5,136
Net financial result                                  R$                  167           111         (845)      (1,617)      (2,184)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                            R$                9,051         6,102        7,965       13,292       36,410
                                                                   ----------    ----------   ----------   ----------   ----------

(*)      The figures refers to the statements as of february/03.

8.12- Iron Ore Area - FERTECO (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q            2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market - iron ore         MT (thousand)        3,503             -            -            -        3,503
Quantity sold - internal market - iron ore         MT (thousand)        1,376             -            -            -        1,376
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total - iron ore                   MT (thousand)        4,879             -            -            -        4,879
                                                                   ==========    ==========   ==========   ==========   ==========
Quantity sold - external market - pellets          MT (thousand)          358             -            -            -          358
Quantity sold - internal market - pellets          MT (thousand)          498             -            -            -          498
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total - pellets                    MT (thousand)          856             -            -            -          856
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market - iron ore          US$           16.29             -            -            -        16.29
Average sales price - internal market - iron ore          US$            7.73             -            -            -         7.73

Average sales price - total - iron ore                    US$           13.87             -            -            -        13.87

Average sales price - external market - pellets           US$           28.51             -            -            -        28.51
Average sales price - internal market - pellets           US$           30.40             -            -            -        30.40

Average sales price - total - pellets                     US$           29.62             -            -            -        29.62

Long-term indebtedness, gross                             US$          82,374             -            -            -       82,374
Short-term indebtedness, gross                            US$           9,567             -            -            -        9,567
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$          91,941             -            -            -       91,941
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                       R$         707,540             -            -            -      707,540
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                     R$         310,773             -            -            -      310,773
Cost of products                                           R$        (181,193)            -            -            -     (181,193)
Other expenses                                             R$         (13,981)            -            -            -      (13,981)
Depreciation, amortization and depletion                   R$           7,692             -            -            -        7,692
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA  --------------------------------------------->     R$         123,291             -            -            -      123,291
Depreciation, amortization and depletion                   R$          (7,692)            -            -            -       (7,692)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT    --------------------------------------------->     R$         115,599             -            -            -      115,599
Others expenses/revenues - no cash                         R$          (9,058)            -            -            -       (9,058)
Result of Investments Participation                        R$           3,830             -            -            -        3,830
Non-operating result                                       R$             (87)            -            -            -          (87)
Net financial result                                       R$          (8,537)            -            -            -       (8,537)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution           R$         101,747             -            -            -      101,747
Income tax and social contribution                         R$         (12,869)            -            -            -      (12,869)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                 R$          88,878             -            -            -       88,878
                                                                   ----------    ----------   ----------   ----------   ----------

                       Information                                                                                           2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q             2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market - iron ore         MT (thousand)        2,020         2,699        2,783        2,142        9,644
Quantity sold - internal market - iron ore         MT (thousand)          512           832        1,594        1,146        4,084
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total - iron ore                   MT (thousand)        2,532         3,531        4,377        3,288       13,728
                                                                   ==========    ==========   ==========   ==========   ==========
Quantity sold - external market - pellets          MT (thousand)          448           736          554          645        2,383
Quantity sold - internal market - pellets          MT (thousand)          277           498          703          697        2,175
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total - pellets                    MT (thousand)          725         1,234        1,257        1,342        4,558
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market - iron ore          US$           16.53         17.32        16.38        16.56        16.76
Average sales price - internal market - iron ore          US$            3.71          6.20         6.47         5.42         6.02

Average sales price - total - iron ore                    US$           14.59         14.70        12.66        12.68        13.46

Average sales price - external market - pellets           US$           28.08         29.68        26.78        28.73        28.45
Average sales price - internal market - pellets           US$           19.02         23.15        23.38        19.73        21.60

Average sales price - total - pellets                     US$           26.63         27.05        24.88        24.06        25.18

Long-term indebtedness, gross                             US$          94,359        88,367       74,490       82,375       82,375
Short-term indebtedness, gross                            US$          55,244        58,473       51,922       22,815       22,815
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$         149,603       146,840      126,412      105,190      105,190
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                       R$         215,058       544,020      568,381      618,663      618,663
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                     R$         126,852       195,290      302,477      293,099      917,718
Cost of products                                           R$         (70,019)     (127,765)    (186,549)    (140,851)    (525,184)
Other expenses                                             R$         (12,481)      (12,121)     (18,000)     (31,028)     (73,630)
Depreciation, amortization and depletion                   R$           7,273         7,591        6,222        6,945       28,031
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA   --------------------------------------------->    R$          51,625        62,995      104,150      128,165      346,935
Depreciation, amortization and depletion                   R$          (7,273)       (7,591)      (6,222)      (6,945)     (28,031)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT     --------------------------------------------->    R$          44,352        55,404       97,928      121,220      318,904
Others expenses/revenues - no cash                         R$               -       (16,951)       2,917      (74,680)     (88,714)
Result of Investments Participation                        R$               9       (28,710)     (20,327)      21,852      (27,176)
Non-operating result                                       R$            (216)          121          194        5,969        6,068
Net financial result                                       R$          (4,575)      (44,260)     (59,169)       6,631     (101,373)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution           R$          39,570       (34,396)      21,543       80,992      107,709
Income tax and social contribution                         R$         (10,519)       24,344        2,818      (30,710)     (14,067)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                 R$          29,051       (10,052)      24,361       50,282       93,642
                                                                   ----------    ----------   ----------   ----------   ----------

8.13- Manganese and Ferroalloys Area - SIBRA (Adjusted and Unaudited)

                       Information                                                                                         2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                       1Q            2Q           3Q           4Q          Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market - ferroalloys       MT (thousand)          30             -            -            -           30
Quantity sold - internal market - ferroalloys       MT (thousand)          37             -            -            -           37
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                               MT (thousand)          67             -            -            -           67
                                                                   ==========    ==========   ==========   ==========   ==========
Quantity sold - external market - manganese         MT (thousand)         185             -            -            -          185
Quantity sold - internal market - manganese         MT (thousand)          94             -            -            -           94
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                               MT (thousand)         279             -            -            -          279
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market - ferroalloys       US$          582.67             -            -            -       582.67
Average sales price - internal market - ferroalloys       US$          488.57             -            -            -       488.57

Average sales price - total                               US$          530.70             -            -            -       530.70

Average sales price - external market - manganese         US$           42.24             -            -            -        42.24
Average sales price - internal market - manganese         US$           36.60             -            -            -        36.60

Average sales price - total                               US$           40.34             -            -            -        40.34

Long-term indebtedness, gross                             US$          19,812             -            -            -       19,812
Short-term indebtedness, gross                            US$          36,783             -            -            -       36,783
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$          56,595             -            -            -       56,595
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                       R$         310,314             -            -            -      310,314
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                     R$         142,185             -            -            -      142,185
Cost of products                                           R$         (83,873)            -            -            -      (83,873)
Other expenses/revenues                                    R$         (23,291)            -            -            -      (23,291)
Depreciation, amortization and depletion                   R$           5,456             -            -            -        5,456
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA    -----------------------------------------------> R$          40,477             -            -            -       40,477
Depreciation, amortization and depletion                   R$          (5,456)            -            -            -       (5,456)
                                                                   ----------    ----------   ----------   ----------   ----------
EBIT      -----------------------------------------------> R$          35,021             -            -            -       35,021
Other revenues - non cash                                  R$           1,126             -            -            -        1,126
Non-operating result                                       R$            (404)            -            -            -         (404)
Net financial result                                       R$         (11,168)            -            -            -      (11,168)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution           R$          24,575             -            -            -       24,575
Income tax and social contribution                         R$          (6,255)            -            -            -       (6,255)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                 R$          18,320             -            -            -       18,320
                                                                   ----------    ----------   ----------   ----------   ----------

                       Information                                                                                           2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                      1Q             2Q            3Q           4Q         Total
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - external market - ferroalloys       MT (thousand)          23            39           63           35          160
Quantity sold - internal market - ferroalloys       MT (thousand)          37            39           41           50          167
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                               MT (thousand)          60            78          104           85          327
                                                                   ==========    ==========   ==========   ==========   ==========
Quantity sold - external market - manganese         MT (thousand)         243           212          181          192          828
Quantity sold - internal market - manganese         MT (thousand)          15            35           58           90          198
                                                                   ----------    ----------   ----------   ----------   ----------
Quantity sold - total                               MT (thousand)         258           247          239          282        1,026
                                                                   ==========    ==========   ==========   ==========   ==========
Average sales price - external market - ferroalloys       US$          525.00        384.64       483.67       548.54       479.65
Average sales price - internal market - ferroalloys       US$          519.19        506.79       379.56       339.76       428.31

Average sales price - total                               US$          521.43        445.72       442.63       425.73       453.43

Average sales price - external market - manganese         US$           52.49         44.38        44.91        46.96        46.96
Average sales price - internal market - manganese         US$           68.27         58.11        50.97        46.47        46.47

Average sales price - total                               US$           53.40         46.32        46.38        45.86        46.86

Long-term indebtedness, gross                             US$          21,121        17,749       19,990       22,055       22,055
Short-term indebtedness, gross                            US$          29,918        28,084       25,351       35,605       35,605
                                                                   ----------    ----------   ----------   ----------   ----------
Total indebtedness, gross                                 US$          51,039        45,833       45,341       57,660       57,660
                                                                   ==========    ==========   ==========   ==========   ==========
Stockholders' equity                                      R$          245,150       261,854      306,541      293,116      293,116
                                                                   ==========    ==========   ==========   ==========   ==========
Net operating revenues                                    R$           95,931       105,626      168,108      152,924      522,589
Cost of products                                          R$          (50,659)      (69,335)    (101,297)     (85,843)    (307,134)
Other expenses/revenues                                   R$           (6,794)       (5,428)     (16,045)     (46,799)     (75,066)
Depreciation, amortization and depletion                  R$            3,297         3,434        4,503        3,712       14,946
                                                                   ----------    ----------   ----------   ----------   ----------
EBITDA    ----------------------------------------------->R$           41,775        34,297       55,269       23,994      155,335
Depreciation, amortization and depletion                  R$           (3,297)       (3,434)      (4,503)      (3,712)     (14,946)

EBIT      ----------------------------------------------->R$           38,478        30,863       50,766       20,282      140,389
Other revenues - non cash                                 R$             (800)         (336)      (1,263)      (3,518)      (5,917)
Non-operating result                                      R$           (1,220)         (136)        (648)      (6,005)      (8,009)
Net financial result                                      R$             (720)       (4,131)      13,412      (34,107)     (25,546)
                                                                   ----------    ----------   ----------   ----------   ----------
Income before income tax and social contribution          R$           35,738        26,260       62,267      (23,348)     100,917
Income tax and social contribution                        R$           (2,177)       (4,332)     (16,111)       3,265      (19,355)
                                                                   ----------    ----------   ----------   ----------   ----------
Net income                                                R$           33,561        21,928       46,156      (20,083)      81,562
                                                                   ----------    ----------   ----------   ----------   ----------

                                       43

9- REPORT OF THE INDEPENDENT ACCOUNTANTS  (A free translation of the original opinion in Portuguese expressed on
                                          quarterly information prepared in
                                          accordance with the accounting
                                          principles prescribed by Brazilian
                                          Corporate Law)

May 09, 2003

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

1 We have carried out limited reviews of the Quarterly Financial Information - ITR of Companhia Vale do Rio Doce for the quarters ended March 31, 2003 and 2002. This financial information is the responsibility of the Company's management.

2 Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of:
         (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.

3 The financial statements at March 31, 2003 and 2002, of subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Thus, the conclusions resulting from our reviews do not cover the amounts of R$ 8,156,541 thousand (2002 - R$ 6,088,805 thousand) of these investments and R$ 418,620 thousand (2002 - R$ 284,115 thousand) of the income produced by these investments for quarters then ended.

4 Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.

5 The Quarterly Financial Information - ITR also contains accounting and financial information relating to the quarter ended December 31, 2002. We examined this information at the time of its preparation, together with the audit of the financial statements at that date, on which we expressed our opinion, without qualification, dated March 21, 2003.

         PricewaterhouseCoopers
         Auditores Independentes
         CRC-SP-000160/O-5 "F" RJ

         Douglas H. Woods                          Ronaldo Matos Valino
         Partner                                   Director
         Accountant CRC-SP-101.652/O-0-S-RJ        Accountant CRC-RJ-069.958/O

10- BOARD OF DIRECTORS, FISCAL COUNCIL AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS                           EXECUTIVE OFFICERS
Sergio Ricardo Silva Rosa                    Roger Agnelli
Chairman                                     Chief Executive Officer

Arlindo Magno de Oliveira                    Antonio Miguel Marques
                                             Executive Officer for Equity Holdings and
Claudio Bernardo Guimaraes de Moraes         Business Development

Erik Persson                                 Armando de Oliveira Santos Neto
                                             Executive Officer for Ferrous Minerals
Francisco Valadares Povoa
                                             Carla Grasso
Joao Moises Oliveira                         Executive Officer for Human Resources and

                                             Corporate Services

Luiz Alexandre Bandeira de Mello
                                             Diego Cristobal Hernandez Cabrera
Mario da Silveira Teixeira Junior            Executive Officer for  Non-Ferrous Minerals

Renato da Cruz Gomes                         Fabio de Oliveira Barbosa
                                             Chief Financial Officer
Ricardo Carvalho Giambroni
                                             Gabriel Stoliar
Romulo de Mello Dias                         Executive Officer for Planning

                                             Guilherme Rodolfo Laager
FISCAL COUNCIL                               Executive Officer for Logistics

Joaquim Vieira Ferreira Levy

Luiz Octavio Nunes West

Pedro Carlos de Mello

Vicente Barcelos

Wilson Risolia Rodrigues

                                             Eduardo de Carvalho Duarte   Otto de Souza Marques Junior
                                             Chief Accountant             Head of Control Department
                                             CRC-RJ 57439

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            COMPANHIA VALE DO RIO DOCE
                                (Registrant)

                            By:   /s/ Fabio de Oliveira Barbosa
                                -------------------------------
                                Fabio de Oliveira Barbosa
                                Chief Financial Officer

Date: May 16, 2003